UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) July 11, 2021

1ST CONSTITUTION BANCORP

(Exact Name of Registrant as Specified in Charter)

New Jersey	000-32891	22-3665653
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2650 Route 130	P.O. Box 634	Cranbury	New Jersey	08512
(Address of Principal Executive Offices)				(Zip Code)

Registrant’s telephone number, including area code 609 655-4500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value	FCCY	NASDAQ Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement.

On July 11, 2021, 1st Constitution Bancorp, a New Jersey corporation (“1st Constitution Bancorp”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Lakeland Bancorp, Inc., a New Jersey corporation (“Lakeland Bancorp”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, 1st Constitution Bancorp will merge with and into Lakeland Bancorp, with Lakeland Bancorp continuing as the surviving entity (the “Merger”). The Merger Agreement also provides that, immediately following the consummation of the Merger, 1st Constitution Bank, a New Jersey-chartered commercial bank (“1st Constitution Bank”) and a wholly owned subsidiary of 1st Constitution Bancorp, will merge with and into Lakeland Bank, a New Jersey-chartered commercial bank (“Lakeland Bank”) and a wholly owned subsidiary of Lakeland Bancorp, with Lakeland Bank continuing as the surviving bank (the “Bank Merger” and, collectively with the Merger, the “Mergers”). The Merger Agreement was approved by the Boards of Directors of each of Lakeland Bancorp and 1st Constitution Bancorp.

Subject to the terms and conditions of the Merger Agreement, upon completion of the Merger (the “Effective Time”), shareholders of 1st Constitution Bancorp will receive, for each outstanding share of 1st Constitution Bancorp common stock that they own at the Effective Time, 1.3577 shares of Lakeland Bancorp common stock (the “Exchange Ratio”). Cash will be paid in lieu of fractional shares.

Also at the Effective Time (i) all shares of 1st Constitution Bancorp common stock held by 1st Constitution Bancorp as treasury stock and (ii) all shares of 1st Constitution Bancorp common stock owned directly or indirectly by Lakeland Bancorp or 1st Constitution Bancorp or any of their respective subsidiaries (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted), shall be canceled and no consideration will be delivered in exchange therefor. Outstanding 1st Constitution Bancorp stock options and performance-based restricted stock units will be cashed out in the Merger. Outstanding 1st Constitution Bancorp restricted stock will vest and will be converted into the right to receive, at the Effective Time, the same consideration that holders of 1st Constitution Bancorp common stock are receiving in the Merger. Each outstanding share of Lakeland common stock will remain outstanding and be unaffected by the Merger.

Robert F. Mangano, the Chief Executive Officer and President of 1st Constitution Bancorp and 1st Constitution Bank, is expected to join the Boards of Directors of Lakeland Bancorp and Lakeland Bank at the Effective Time, subject to satisfactory review of certain screening and evaluation procedures by Lakeland Bancorp’s Nominating and Corporate Governance Committee.

The Merger Agreement contains customary representations and warranties from both Lakeland Bancorp and 1st Constitution Bancorp.

1st Constitution Bancorp has agreed to various customary covenants and agreements, including (i) to carry on its business in the ordinary course consistent with past practice during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (ii) not to engage in certain kinds of transactions or take certain actions during this period without the written consent of Lakeland Bancorp, and (iii) to convene and hold a meeting of its shareholders for the purpose of voting upon the approval of the Merger Agreement and the Merger. 1st Constitution Bancorp has also agreed not to, subject to certain exceptions generally related to its Board’s evaluation and exercise of its fiduciary duties, solicit or facilitate proposals with respect to, engage in any negotiations concerning, or provide any confidential information or have in any discussions relating to, any alternative business combination transactions.

Completion of the Merger is subject to various conditions, including, among others, (i) approval by 1st Constitution Bancorp shareholders of the Merger Agreement and the transactions contemplated thereby, (ii) approval by Lakeland Bancorp shareholders of the issuance of shares of Lakeland Bancorp common stock pursuant to the Merger Agreement, (iii) effectiveness of the registration statement on Form S-4 for the Lakeland Bancorp common stock issuable in the Merger, (iv) approval of the listing on the NASDAQ Global Select Market of the Lakeland Bancorp common stock issuable in the Merger, (v) the receipt of all necessary approvals and consents of governmental entities required to consummate the transactions contemplated by the Merger Agreement (including without limitation approvals or waivers from the Federal Deposit Insurance Corporation, the New Jersey

Department of Banking and Insurance and the Federal Reserve Board), (vi) the absence of any order or proceeding which prohibits the Merger or the Bank Merger and (vii) the receipt by each of Lakeland Bancorp and 1st Constitution Bancorp of an opinion to the effect that the Merger will be treated as a reorganization qualifying under Section 368(a) of the Internal Revenue Code of 1986, as amended. Each party’s obligation to consummate the Merger is also subject to certain customary conditions, including (i) subject to certain exceptions, the accuracy in all material respects of the representations and warranties of the other party, (ii) performance in all material respects of its covenants and other obligations and (iii) the delivery of certain certificates and other documents.

The Merger Agreement contains certain termination rights for both Lakeland Bancorp and 1st Constitution Bancorp and further provides that, upon termination of the Merger Agreement under certain circumstances (including acceptance by 1st Constitution Bancorp of a superior proposal), 1st Constitution Bancorp may be obligated to pay Lakeland Bancorp a termination fee of $9.0 million. In addition, upon termination of the Merger Agreement in connection with a breach of 1st Constitution Bancorp’s representations and warranties or covenants under circumstances that do not result in payment of the termination fee, 1st Constitution Bancorp may be obligated to reimburse Lakeland Bancorp’s out-of-pocket fees and expenses up to $1.0 million. Upon termination of the Merger Agreement in connection with a breach of Lakeland Bancorp’s representations and warranties or covenants, Lakeland Bancorp may be obligated to reimburse 1st Constitution Bancorp’s out-of-pocket fees and expenses up to $750,000.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Lakeland Bancorp, 1st Constitution Bancorp, their respective affiliates or their respective businesses. Rather, investors and the public should look to other disclosures contained in Lakeland Bancorp’s and 1st Constitution Bancorp’s filings with the Securities and Exchange Commission (the “Commission”).

1st Constitution Bancorp Voting Agreements

1st Constitution Bancorp’s directors and executive officers, who beneficially own in the aggregate approximately 13.2% of 1st Constitution Bancorp’s outstanding shares, have signed voting agreements (collectively, the “Voting Agreements”), pursuant to which they have agreed to vote their shares in favor of the Merger. Pursuant to the Voting Agreements, among other things, such persons have irrevocably agreed (i) to vote any 1st Constitution Bancorp stock held by them (or to use reasonable best efforts to vote any 1st Constitution Bancorp stock for which they have joint or shared voting power with their respective spouses) in favor of the Merger Agreement and the Merger at any meeting of the shareholders of 1st Constitution Bancorp called for such purpose (or in connection with any written consent of 1st Constitution Bancorp shareholders for such purpose), (ii) to abide by certain transfer restrictions with respect to their 1st Constitution Bancorp stock, (iii) to comply with the provisions of the Merger Agreement restricting the right of 1st Constitution Bancorp and its Board of Directors to solicit or facilitate proposals with respect to, engage in any negotiations concerning, or provide any confidential information or have in any discussions relating to, any alternative business combination transactions, subject to certain exceptions generally related to the Board’s evaluation and exercise of its fiduciary duties, and (iv) to not commence, join as a plaintiff, participate as a member of any purported or actual class, or otherwise assist, facilitate or encourage, any legal proceeding which seeks to prohibit or restrain, or which, if successful, would have the effect of preventing or restraining, or otherwise having an impact on the consideration to be received with respect to, the Merger.

The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the complete text of such document, the form of which is included as Exhibit A to the Merger Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

1st Constitution Bancorp is furnishing as Exhibit 99.1 to this report pursuant to Item 7.01 of Form 8-K updated presentation materials for various investor meetings which may be held prior to the consummation of the Merger. A printable version of the presentation also is available on 1st Constitution Bancorp’s website at https://www.1stconstitution.com. 1st Constitution Bancorp is not undertaking to update this presentation. The information in this Item 7.01 (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and shall be not deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The furnishing of this information under Item 7.01 of Form 8-K will not be deemed an admission as to the materiality of any information herein (including Exhibit 99.1).

Item 8.01. Other Events.

On July 12, 2021, Lakeland Bancorp and 1st Constitution Bancorp disseminated a joint press release announcing entry into the Merger Agreement described in Item 1.01 of this Current Report on Form 8-K. A copy of the press release is attached as Exhibit 99.2 and is incorporated into this Item 8.01 by reference.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Lakeland Bancorp intends to file with the Commission a registration statement that will include a joint proxy statement of Lakeland Bancorp and 1st Constitution Bancorp that also constitutes a prospectus of Lakeland Bancorp. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Lakeland Bancorp and 1st Constitution Bancorp with the Commission at the Commission’s website at www.sec.gov. These documents may be accessed and downloaded for free at Lakeland Bancorp’s website at www.lakelandbank.com or by directing a request to Investor Relations, Lakeland Bancorp, Inc., 250 Oak Ridge Road, Oak Ridge, New Jersey 07438 (973-697-2000). 1st Constitution Bancorp’s documents may be accessed and downloaded for free at 1st Constitution Bancorp’s website at www.1stconstitution.com or by directing a request to Investor Relations, 1st Constitution Bancorp, 2650 Route 130 P.O. Box 634 Cranbury New Jersey 08512 (609-655-4500).

Participants in the Solicitation

Lakeland Bancorp, 1st Constitution Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from 1st Constitution Bancorp’s and Lakeland Bancorp’s shareholders in respect of the proposed transaction. Information regarding the directors and executive officers of Lakeland Bancorp may be found in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the Commission on April 9, 2021 and can be obtained free of charge from Lakeland Bancorp’s website. Information regarding the directors and executive officers of 1st Constitution Bancorp may be found in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the Commission on April 22, 2021 and can be obtained free of charge from 1st Constitution Bancorp’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.

Cautionary Statements Regarding Forward-Looking Information

This Current Report on Form 8-K (including Exhibits 99.1 and 99.2 hereto) contains forward-looking statements with respect to the proposed Mergers and the timing of consummation of the Mergers that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “anticipates”, “projects”, “intends”, “estimates”, “expects”, “believes”, “plans”, “may”, “will”, “should”, “could” and other similar expressions are intended to identify such forward looking statements. These forward-looking statements are necessarily speculative and speak only as of the date made, and are subject to numerous assumptions, risks and uncertainties, all of which may change over time. Actual results could differ materially from such forward-

looking statements. The following factors, among others, could cause actual results to differ materially and adversely from such forward-looking statements: failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company); failure to obtain shareholder approvals or to satisfy any of the other conditions to the Mergers on a timely basis or at all or other delays in completing the Mergers; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations, and financial condition of Lakeland Bancorp or 1st Constitution Bancorp; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Lakeland Bancorp or 1st Constitution Bancorp; failure to realize anticipated efficiencies and synergies if the Mergers are consummated; material adverse changes in Lakeland Bancorp’s or 1st Constitution Bancorp’s operations or earnings; decline in the economy in Lakeland Bancorp’s and 1st Constitution Bancorp’s primary market areas; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Mergers; the dilution caused by Lakeland Bancorp’s issuance of additional shares of its capital stock in connection with the Merger; and other factors that may affect the future results of Lakeland Bancorp or 1st Constitution Bancorp. Additional factors that could cause results to differ materially from those described above can be found in Lakeland Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent Commission filings, each of which is on file with the Commission and available in the “Investor Relations” section of Lakeland Bancorp’s website, www.lakelandbank.com, under the heading “Documents”, and in 1st Constitution Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent Commission filings, each of which is on file with and available in the “Investor Relations” section of 1st Constitution Bancorp’s website, www.1stconstitution.com, under the heading “SEC Filings”. Neither Lakeland Bancorp nor 1st Constitution Bancorp assumes any obligation for updating any such forward-looking statements at any time.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

Exhibit 2.1	Agreement and Plan of Merger, dated as of July 11, 2021, by and between Lakeland Bancorp, Inc. and 1st Constitution Bancorp. *

Exhibit 99.1	Investor presentation materials for various investor meetings.**

Exhibit 99.2	Joint Press Release of Lakeland Bancorp, Inc. and 1st Constitution Bancorp, dated July 12, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The schedules to Exhibit 2.1 have been omitted pursuant to Item 601(b)(2) of Regulation S-K. 1st Constitution Bancorp will furnish any schedules to the Commission upon request.
**	Exhibit 99.1 is furnished with this Current Report on Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 12, 2021		1ST CONSTITUTION BANCORP

	By:	/s/ ROBERT F. MANGANO
	Name:	Robert F. Mangano
	Title:	President and Chief Executive Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

DATED AS OF JULY 11, 2021

BY AND BETWEEN

LAKELAND BANCORP, INC.

and

1ST CONSTITUTION BANCORP

i

Section 9.09	Enforcement of the Agreement	90
Section 9.10	Interpretation	91
Section 9.11	Assignment	92
Section 9.12	Counterparts	92

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Bank Merger Agreement

This AGREEMENT AND PLAN OF MERGER is dated as of July 11, 2021, by and among Lakeland Bancorp, Inc., a New Jersey corporation and registered bank holding company (“Buyer”), and 1st Constitution Bancorp, a New Jersey corporation and registered bank holding company (the “Company”). Buyer and the Company are sometimes collectively referred to as the “Parties” or each individually, a “Party.” Capitalized terms used in this Agreement have the meanings set forth in Article VIII.

W I T N E S S E T H

WHEREAS, the Board of Directors of Buyer and the Board of Directors of the Company have each (i) determined that this Agreement and the business combination and related transactions it contemplates are in the best interests of their respective entities, shareholders and other constituencies; and (ii) approved this Agreement;

WHEREAS, in accordance with the terms of this Agreement, (i) the Company will merge with and into Buyer, with Buyer the surviving entity (the “Merger”), and (ii) 1st Constitution Bank, a New Jersey-chartered commercial bank and a wholly owned subsidiary of the Company (“Company Bank”) will immediately thereafter merge with and into Lakeland Bank, a New Jersey-chartered commercial bank and a wholly owned subsidiary of Buyer (“Buyer Bank”), with Buyer Bank the surviving entity (the “Bank Merger”);

WHEREAS, as a material inducement to Buyer to enter into this Agreement, each director and Executive Officer of the Company has entered into a voting agreement with Buyer dated as of this date (a “Voting Agreement”), substantially in the form attached as Exhibit A, pursuant to which each has agreed to vote all shares of Company Common Stock that such director or Executive Officer owns in favor of the approval of this Agreement and the transactions it contemplates;

WHEREAS, the Parties intend that the Merger shall qualify as a “reorganization” under Section 368(a) of the Code and relevant Treasury Regulations, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and relevant Treasury Regulations; and

WHEREAS, the Parties desire to make certain representations, warranties, and agreements and prescribe certain conditions in connection with the transactions described in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01    The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, the Company shall merge with and into Buyer in accordance with the New Jersey

Business Corporation Act (the “NJBCA”), regulatory requirements, and other applicable Law. Upon consummation of the Merger, the separate corporate existence of the Company shall cease and Buyer shall survive and continue to exist as a corporation incorporated under the laws of the State of New Jersey. Buyer, as the surviving entity in the Merger, is sometimes referred to in this Agreement as the “Surviving Entity.”

Section 1.02    Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of Buyer as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Entity until thereafter amended in accordance with the terms thereof and applicable Law.

Section 1.03    Directors and Officers of Surviving Entity. The directors of the Surviving Entity at and after the Effective Time shall be the directors of Buyer in office immediately prior to the Effective Time plus the Director Designee as set forth in Section 5.26 of this Agreement. The Executive Officers of the Surviving Entity at and after the Effective Time shall be the Executive Officers of Buyer immediately prior to the Effective Time. Each director and Executive Officer of the Surviving Entity at and after the Effective Time shall hold such office until his or her respective successor is elected and qualified or until his or her respective earlier death, resignation or removal from office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Entity and applicable Law.

Section 1.04    Effective Time; Closing.

(a)    Subject to the terms and conditions of this Agreement, Buyer and the Company shall make all such filings as may be required to consummate the Merger by applicable Law. The Merger shall become effective as set forth in the certificate of merger related to the Merger (the “Certificate of Merger”) that shall be filed with the New Jersey Department of the Treasury on the Closing Date. The “Effective Time” of the Merger shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

(b)    Unless otherwise mutually agreed to by the Parties in writing, the closing of the Merger (the “Closing”) shall take place by electronic (PDF, DocuSign or other electronic transmission), facsimile, or overnight courier exchange of executed documents on such date and at such time as the Parties mutually agree upon (the “Closing Date”), which date shall be not more than ten (10) Business Days following the last to occur of the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI of this Agreement (other than the delivery of certificates, opinions and other instruments and documents required to be delivered at the Closing under Article VI of this Agreement by Buyer and the Company).

Section 1.05    Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and relevant Treasury Regulations, and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and relevant Treasury Regulations. From and after the date of this Agreement and until the Closing, each Party shall use its reasonable best efforts to cause the Merger and the Bank Merger each to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and shall refrain from taking or failing to take any action that reasonably could be expected to cause the Merger and the Bank Merger each to fail to qualify as such a reorganization.

Section 1.06    Effect of the Merger. At the Effective Time, the Surviving Entity shall be considered the same business and corporate entity as each of Buyer and the Company and, thereupon and thereafter, all the property, rights, privileges, powers and franchises of each of Buyer and the Company shall vest in the Surviving Entity and the Surviving Entity shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of Buyer and the Company and shall have succeeded to all of each of their relationships, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Entity. In addition, any reference to either of Buyer and the Company in any contract or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Entity if not inconsistent with the other provisions of the contract or document; and any pending action or other judicial proceeding to which either of Buyer or the Company is a party shall not be deemed to have abated or to have discontinued by reason of the Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Merger had not been made; or the Surviving Entity may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of Buyer or the Company if the Merger had not occurred.

Section 1.07    Additional Actions. If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, documents, assignments, or assurances in Law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties, or assets of the Company or any Subsidiary of the Company, or (ii) otherwise carry out the purposes of this Agreement, the Company shall be deemed to have granted to Buyer an irrevocable power of attorney to execute and deliver on behalf of the Company all deeds, assignments, documents, or assurances in Law and to perform any other acts as are necessary or desirable to (a) vest, perfect, or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties, or assets of the Company or (b) otherwise carry out the purposes of this Agreement.

Section 1.08    The Bank Merger. Immediately following the Effective Time, Company Bank shall be merged with and into Buyer Bank in accordance with the provisions of Section 18(c) of the Federal Deposit Insurance Act, as amended (12 U.S.C. § 1828(c)) (the “Bank Merger Act”) and the New Jersey Banking Act of 1948, as amended, and the regulations of the New Jersey Department of Banking and Insurance (the “NJDOBI”), and Buyer Bank shall be the surviving bank (the “Surviving Bank”). Upon the consummation of the Bank Merger, the separate existence of Company Bank shall cease and the Surviving Bank shall be considered the same business and corporate entity as each of Company Bank and Buyer Bank and all of the property, rights, privileges, powers and franchises of each of Company Bank and Buyer Bank shall vest in the Surviving Bank and the Surviving Bank shall be deemed to have assumed all of the debts, liabilities, obligations and duties of each of Company Bank and Buyer Bank and shall have succeeded to all of each of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Bank. Upon the consummation of the Bank Merger, the Certificate of Incorporation and Bylaws of Buyer Bank shall be the Certificate of Incorporation and Bylaws of the Surviving Bank, the officers and employees of Buyer Bank shall be the officers and employees of the Surviving Bank with such modifications as the Board of Directors of Buyer Bank shall determine. The directors of the Surviving Bank at and after the Effective Time shall be the directors of Buyer Bank in office immediately prior to the Effective Time plus the Director Designee as set forth in Section 5.26 of this Agreement. The Company and Buyer shall cause Company Bank and Buyer Bank to execute and deliver a separate merger agreement (the “Bank Merger Agreement”) in the form set forth as Exhibit B annexed hereto, for delivery to the FDIC and the NJDOBI for approval of the Bank Merger. Buyer and the Company agree to take all action necessary and appropriate in connection with the foregoing, including (i) causing Buyer Bank and Company Bank to enter into the Bank Merger Agreement and (ii) approving the Bank Merger Agreement and the Bank Merger, as the sole shareholders of Buyer Bank and Company Bank, respectively, and causing Company Bank to merge with and into Buyer Bank immediately following the Effective Time.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01    Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Buyer, the Company or any shareholder of the Company:

(a)    Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b)    Each share of Company Common Stock (i) held by the Company as treasury stock, or (ii) owned directly or indirectly by Buyer or the Company or any of their respective Subsidiaries (other than, in the case of clause (ii), shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) shall automatically be cancelled and retired and shall cease to exist immediately prior to the Effective Time without any conversion, and no payment shall be made with respect thereto or consideration delivered in exchange therefor.

(c)    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares described in Section 2.01(b) above) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive 1.3577 shares (the “Exchange Ratio”) of Buyer Common Stock (together with any cash in lieu of fractional shares paid pursuant to Section 2.03, the “Merger Consideration”).

Section 2.02    Rights as Shareholders; Stock Transfers. All shares of Company Common Stock, if and when converted as provided in Section 2.01(b), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and on and after the Effective Time, holders of certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”, it being understood that any reference herein to “Certificates” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) shall cease to have any rights as shareholders of the Company, except for the right to receive for each share of Company Common Stock, the Merger Consideration. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock.

Section 2.03    Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Buyer Common Stock will be issued in the Merger. Buyer shall instead pay to each holder of a fractional share of Buyer Common Stock, upon surrender of such holder’s Certificates, an amount of cash (without interest and rounded to the nearest whole cent) determined by multiplying the fractional share interest to which such holder would otherwise be entitled (taking into account all Certificates delivered by such holder) by the VWAP of the Buyer Common Stock for the five (5) consecutive trading days ending on the fifth trading day immediately preceding the Closing Date.

Section 2.04    Exchange Procedures.

(a)    At least one Business Day prior to the Closing Date, for the benefit of the holders of Certificates, (i) Buyer shall cause to be delivered to the Exchange Agent, for exchange in accordance with this Article II, certificates representing the shares of Buyer Common Stock issuable pursuant to this Article II or evidence of shares in book-entry form (“New Certificates”) and (ii) Buyer shall deliver, or shall cause to be delivered, to the Exchange Agent cash equal to the estimated amount of cash to be paid in lieu of fractional shares of Buyer Common Stock (such cash and New Certificates being referred to as the “Exchange Fund”).

(b)    As promptly as practicable, but in any event no later than five (5) Business Days following the Effective Time, and provided that the Company has delivered, or caused to be delivered, to the Exchange Agent all information that is necessary for the Exchange Agent to perform its obligations, the Exchange Agent shall transmit, or cause to be transmitted, to each holder of record of Company Common Stock, a form of letter of transmittal and instructions (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) for use in effecting the surrender of the Certificates in exchange for the Merger Consideration as provided for in this Agreement. Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent (or receipt of an “agent’s message” by the Exchange Agent or such other evidence, if any, of transfer as the Exchange Agent may reasonably request, in the case of book-entry shares), in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, the holder of the Certificate(s) shall be entitled to receive in exchange, as applicable, (i) a New Certificate representing that number of shares of Buyer Common Stock to which the former holder of Company Common Stock shall have become entitled pursuant to this Agreement, and/or (ii) a check representing the amount of cash (if any) payable in lieu of a fractional share of Buyer Common Stock which the former holder has the right to receive in respect of the Certificate(s) surrendered or transferred pursuant to this Agreement, and the Certificate(s) so surrendered or transferred, as the case may be, shall be cancelled. Until surrendered or transferred as contemplated by this Section 2.04(b), each Certificate (other than Certificates representing shares described in Section 2.01(a)) shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender or transfer the Merger Consideration as provided for in this Agreement and any unpaid dividends and distributions as provided in paragraph (c) of this Section 2.04 and any unpaid dividend with respect to Company Common Stock with a record date that is prior to the Effective Time. No interest shall be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates.

(c)    No dividends or other distributions with a record date after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder shall surrender his or her Certificate in accordance with this Section 2.04. After the surrender of a Certificate in accordance with this Section 2.04, the record holder shall be entitled to receive any dividends or other distributions, without any interest, which had become payable with respect to shares of Buyer Common Stock represented by the Certificate. None of Buyer, the Company or the Exchange Agent shall be liable to any Person in respect of any shares of Company Common Stock (or dividends or distributions with respect to them) or cash from the Exchange Fund delivered, as required by applicable Law, to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

(d)    The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and a New Certificate or New Certificates representing shares of Buyer Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate(s) representing the shares of Company Common Stock for exchange as provided in this Section 2.04, or an appropriate affidavit of loss and indemnity agreement and a bond in such amount as shall be required in each case by Buyer (but not more than the amount required under Buyer’s contract with its transfer agent). If any New Certificates evidencing shares of Buyer Common Stock are to be issued in a name other than that in which the Certificate evidencing Company Common Stock surrendered in exchange is registered, it shall be a condition of the issuance that such Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer, and that the Person requesting the exchange pay to the Exchange Agent any transfer or other recordation Tax required by reason of the issuance of a New Certificate for shares of Buyer Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that any Tax has been paid or is not payable.

(e)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time (as well as any interest or proceeds from any investment of the Exchange Fund) shall be delivered by the Exchange Agent to Buyer. Any shareholders of the Company who have not complied with Section 2.04(b) shall thereafter look only to the Surviving Entity for the Merger Consideration deliverable in respect of each share of Company Common Stock the shareholder holds as determined pursuant to this Agreement, in each case without any interest. If outstanding Certificates are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to the property. Neither the Exchange Agent nor any Party shall be liable to any holder of shares of Company Common Stock for any consideration paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be deemed conclusive. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate, Buyer and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration represented by the Certificate and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claims.

(f)    Buyer (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock any amounts as Buyer is required to deduct and withhold under applicable Law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock for whom the deduction and withholding was made by Buyer.

Section 2.05    Adjustments. In the event Buyer changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange, readjustment of shares or similar transaction with respect to the outstanding Buyer Common Stock, or any stock dividend or distribution paid in Buyer Common Stock, the Exchange Ratio shall be proportionately and appropriately adjusted so as to provide the holders of Company Common Stock the same economic benefit as contemplated by this Agreement prior to that event; provided that this Section 2.05 shall not be construed to permit Buyer to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.06    Treatment of the Company Equity Awards.

(a)    Stock Options. At the Effective Time, each option to purchase Company Common Stock (a “Company Stock Option”) granted under the Company Equity Plans, whether vested or unvested, which is outstanding immediately prior to the Effective Time and which has not been exercised or canceled prior thereto, shall be, subject to the execution and delivery by the holder thereof of an option cancellation agreement in form and substance reasonably satisfactory to Buyer, cancelled in exchange for a payment to be made by Buyer to such holder, promptly after the later of the Effective Time and Buyer’s receipt of such holder’s option cancellation agreement, which in no event shall be later than ten (10) days following the Effective Time, of an amount in cash (less applicable withholdings) equal to the number of shares of Company Common Stock covered by such Company Stock Option immediately prior to the Effective Time multiplied by the amount by which the volume-weighted average trading price per share of Company Common Stock, as reported on Bloomberg, L.P., for the five (5) consecutive trading days ending on the fifth trading day immediately preceding the Closing Date exceeds the exercise price of such Company Stock Option; provided, that any Company Stock Option will be forfeited and cancelled, without payment, in the event that the per share exercise price of such Company Stock Option equals or exceeds the volume-weighted average trading price per share of Company Common Stock, as reported on Bloomberg, L.P., for the five (5) consecutive trading days ending on the fifth trading day immediately preceding the Closing Date.

(b)    Restricted Stock. At the Effective Time, each award in respect of a share of Company Common Stock subject to vesting, repurchase or other lapse restriction granted under a Company Equity Plan (a “Company Restricted Stock Award”) that is outstanding immediately prior to the Effective Time and that is not a Company Performance Award, automatically and without any action on the part of the holder thereof, shall fully vest and be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time, less applicable withholdings, which shall be delivered no later than five (5) Business Days following the Closing Date.

(c)    Performance-Based Restricted Stock Units. At the Effective Time, each award of performance-based restricted stock units denominated in shares of Company Common Stock granted under a Company Equity Plan that is outstanding immediately prior to the Effective Time (a “Company Performance Award” and together with Company Stock Options and Company Restricted Stock Awards, “Company Equity Awards”), (i) if the applicable performance period for such Company Performance Award is more than 50% completed as of the Effective Time, the performance period shall be deemed to end as of the Effective Time and the holder of such Company Performance Award shall receive, within ninety (90) days following the Effective Time, the greater of (x) payout of the Company Performance Award based on actual performance achievement during the performance period through the Effective Time, (y) if applicable, the result obtained by applying the Change in Control Price (as defined in the 1st Constitution Bancorp 2019 Equity Incentive Plan) for purposes of measuring Company performance with that of the comparison group at that time under the applicable program and (z) the award at 100% of target performance under the applicable program; and (ii) if the applicable performance period for such Company Performance Award is not more than 50% completed at the Effective Time, the holder of such Company Performance Award shall receive, within ninety (90) days following the Effective Time, the award at 100% of target performance under the applicable program, in all cases less applicable withholdings. Such distributions shall be made in cash.

(d)    Termination of the Company Equity Plans. At the Effective Time, the Company Equity Plans and all related grant agreements thereunder shall terminate and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be of no further force and effect.

Section 2.07    No Dissenters’ Rights. Shareholders of the Company are not entitled to any dissenters’ rights under the NJBCA or other applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 3.01    Making of Representations and Warranties.

(a)    Concurrently with the execution of this Agreement, the Company has delivered to Buyer a schedule (the “Company Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article III or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that the item disclosed is or would reasonably be expected to have a Material Adverse Effect with respect to the Company; and provided further, that any disclosures made with respect to a Section of this Article III shall be deemed to qualify only (1) any other Section of this Article III specifically referenced or cross-referenced, and (2) other Sections of this Article III to the extent that is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other Sections.

(b)    Except (i) as set forth on the Company Disclosure Schedule, and (ii) as disclosed in any reports, forms, schedules, registration statements and other documents publicly filed by the Company with the SEC since January 1, 2021 and prior to the date of this Agreement (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing Date (as though made on and as of the Closing Date), except as to any representation or warranty which specifically speaks as to an earlier date (including, without limitation, representations made as of “the date of this Agreement”), which only need be correct as of the specified earlier date.

Section 3.02    Organization, Standing and Authority.

(a)    The Company is a New Jersey corporation duly organized, validly existing, and in good standing under the Laws of the State of New Jersey, and is duly registered as a bank holding company under the BHC Act and meets the applicable requirements for qualification as a bank holding company under the BHC Act and the regulations of the FRB. The Company has full corporate power and authority to carry on its business as now conducted, and is duly licensed or qualified to do business in each jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    Company Bank is a New Jersey chartered commercial bank duly organized, validly existing, and in good standing under the Laws of the State of New Jersey. Company Bank’s deposits are insured by the FDIC through the FDIC’s Deposit Insurance Fund in the manner and to the full extent permitted by applicable Law, and all premiums and assessments required to be paid to the FDIC have been paid by the Company Bank when due.

Section 3.03    Capital Stock.

(a)    The authorized capital stock of the Company consists of 5,000,000 shares of Company Preferred Stock and 30,000,000 shares of Company Common Stock. As of the date of this Agreement, there were (i) no shares of Company Preferred Stock outstanding, (ii) 10,284,848 shares of Company Common Stock outstanding (including 132,416 shares of restricted stock), (iii) 55,703 shares of Company Common Stock held in treasury, and (iv) 314,416 shares of Company Common Stock reserved for future issuance pursuant to the Company Equity Plans (including 178,940 shares underlying outstanding Company Stock Options and Company Performance Awards). The outstanding shares of Company Common Stock have been duly authorized and are validly issued and are fully paid and non-assessable.

(b)    Company Disclosure Schedule 3.03(b) sets forth the name of each holder of an outstanding Company Equity Award granted under the Company Equity Plans, identifying the nature of the award; as to the Company Stock Options, the number of shares of Company Common Stock subject to each Company Stock Option, the grant, vesting and expiration dates and the exercise price relating to the Company Stock Options held; for Company Restricted Stock Awards and Company Performance Awards, the number of shares of Company Common Stock subject to each award, and the grant and vesting dates. There are no options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock-based performance units, agreements, arrangements, commitments or understandings to which the Company is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of the Company or any of the Company’s Subsidiaries or obligating the Company or any of the Company’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, the Company or any of the Company’s Subsidiaries other than those listed on Company Disclosure Schedule 3.03(b). All shares of Company Common Stock subject to issuance as set forth in this Section 3.03(b) or Company Disclosure Schedule 3.03(b) shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable.

(c)    Except as set forth on Company Disclosure Schedule 3.03(c), there are no obligations, contingent or otherwise, of the Company or any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any of the Company’s Subsidiaries or any other securities of the Company or any of the Company’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity.

(d)    All of the outstanding shares of capital stock of each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all such shares are owned by the Company or another Subsidiary of the Company free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations on the Company’s voting rights, charges or other encumbrances of any nature whatsoever, except as set forth on Company Disclosure Schedule 3.03(d).

(e)    Except as set forth on Company Disclosure Schedule 3.03(e), no trust preferred or subordinated debt securities, trust capital securities or other similar securities of the

Company or any of its Subsidiaries are issued or outstanding. No bonds, debentures, notes or other indebtedness issued by the Company or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders of the Company may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of the Company, are issued or outstanding.

Section 3.04    Subsidiaries.

(a)    (i) Company Disclosure Schedule 3.04(a) sets forth a complete and accurate list of all of the Company’s Subsidiaries, including the jurisdiction of organization of each Subsidiary, (ii) except as set forth on Company Disclosure Schedule 3.04, the Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary of the Company, (iii) no equity securities of any of the Company’s Subsidiaries are or may become required to be issued (other than to the Company or a wholly owned subsidiary of the Company) by reason of any contractual right, preemptive right, or otherwise, (iv) there are no contracts, commitments, understandings, or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to the Company or a wholly owned Subsidiary of the Company), (v) there are no contracts, commitments, understandings, or arrangements relating to the Company’s rights to vote or to dispose of the securities of any Subsidiary of the Company and (vi) all of the equity securities of each Subsidiary held by the Company, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by the Company free and clear of all Liens.

(b)    Except as set forth on Company Disclosure Schedule 3.04(b), the Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c)    Each of the Company’s Subsidiaries has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and, as applicable, is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05    Corporate Power; Minute Books. Each of the Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and the Company has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and to consummate the contemplated transactions, subject to receipt of all necessary approvals of Governmental Authorities and the approval of the Company’s shareholders of this Agreement. The Company has made available to Buyer complete and correct copies of the minutes of all meetings of the Board of Directors and each committee of the Board of Directors of the Company and the Board of Directors, board of managers or other governing body and each committee of such governing body of each of the Company’s Subsidiaries held between January 1, 2020 and June 30, 2021, except as set forth on Company Disclosure Schedule 3.05;

provided that such minutes have been redacted to exclude (i) any discussions related to deliberations of the Board of Directors of the Company and the governing bodies of the Company’s Subsidiaries with respect to the consideration of the sale of the Company to Buyer and (ii) any discussions of regulatory examination ratings or other confidential supervisory information and other merger and acquisition opportunities. The minute books of the Company and each of its Subsidiaries contain true, complete and accurate records of all corporate actions taken by shareholders of the Company and each of its Subsidiaries and the Boards of Directors (or other governing bodies) of the Company and each of its Subsidiaries (including committees of such Boards of Directors or other governing bodies).

Section 3.06    Corporate Authority. Subject only to the approval of the Merger and this Agreement by a majority of all votes cast by the holders of outstanding Company Common Stock (the “Requisite Company Shareholder Approval”), this Agreement and the transactions contemplated by this Agreement have been authorized by all necessary corporate action of the Company. The Company’s Board of Directors has directed that this Agreement be submitted to the Company’s shareholders for approval and, except for the receipt of the Requisite Company Shareholder Approval in accordance with the NJBCA and the Company’s Certificate of Incorporation and Bylaws, no other vote of the shareholders of the Company is required by applicable Law, the Company’s Certificate of Incorporation or the Company’s Bylaws to approve this Agreement and the transactions contemplated by this Agreement. The Board of Directors of Company Bank has determined that the Bank Merger, on the terms and conditions set forth in the Bank Merger Agreement, is advisable and in the best interests of Company Bank and its sole shareholder, has adopted and approved the Bank Merger Agreement and the Bank Merger, has directed that the Bank Merger Agreement be submitted to Company Bank’s sole shareholder for approval, and has adopted resolutions to the foregoing effect. In its capacity as sole shareholder of Company Bank, the Company, through its Board of Directors, has approved the Bank Merger and the Bank Merger Agreement. The Company has duly executed and delivered this Agreement and, assuming due authorization, execution, and delivery by Buyer, this Agreement is a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 3.07    Regulatory Approvals; No Defaults.

(a)    Except as set forth on Company Disclosure Schedule 3.07, no consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution, delivery, or performance by the Company of this Agreement or to consummate the contemplated transactions (including the Bank Merger), except for (i) as applicable, filings of, applications or notices with, and consents, approvals or waivers by, or the making of satisfactory arrangements with, the FRB, the FDIC, and the NJDOBI; (ii) the Requisite Company Shareholder Approval; and (iii) the filing of the Certificate of Merger with the New Jersey Department of Treasury. Each consent, approval, receipt, or waiver referred to in clause (i) is a “Regulatory Approval.”

(b)    Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement do not and will not (i) constitute a breach or violation of, or a default under, the Certificate of Incorporation or Bylaws (or similar governing documents) of the Company or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to the Company.

Section 3.08    SEC Documents; Other Reports; Internal Controls.

(a)    The Company has filed all required reports, forms, schedules, registration statements and other documents with the SEC since January 1, 2020 (the “Company Reports”) and has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Company Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Company Reports, and none of the Company Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Company Reports. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)    The Company and each of its Subsidiaries have timely filed all material reports, forms, schedules, registrations, statements and other documents, together with any required amendments, that they were required to file since January 1, 2020 with any Governmental Authority (other than Company Reports) and have paid all fees and assessments due and payable in connection with any filings that the Company was required to make. Except for normal examinations conducted by a Governmental Authority in the regular course of the business of the Company and its Subsidiaries or as set forth on Company Disclosure Schedule 3.08(b), no Governmental Authority has notified the Company that it has initiated any proceeding or, to the Company’s Knowledge, threatened any investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2020. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Authority of, the Company or any of its Subsidiaries. Company Disclosure Schedule 3.08(b) lists all examinations of Company Bank conducted by the NJDOBI and the FDIC, and all examinations of the Company conducted by the FRB, since January 1, 2020 and the dates of any responses thereto submitted by Company Bank and the Company, respectively. Notwithstanding the foregoing, nothing in this Section 3.08(b) or this Agreement shall require the Company to provide Buyer with any confidential regulatory supervisory information of Company Bank or the Company.

(c)    Based on its most recent evaluation prior to the date of this Agreement, the Company has not had to disclose to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d)    The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access to them), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. The Company and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e)    The Company has designed and implemented, and has maintained and currently maintains, disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company and its Subsidiaries is made known to the management of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Company Reports.

(f)    Since January 1, 2020, (x) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duties or similar violation by the Company or any of its officers, directors, employees, or agents to the Board of Directors of the Company or any committee of the Board of Directors or, to the Company’s Knowledge, to any director or officer of the Company.

Section 3.09    Financial Statements; Undisclosed Liabilities.

(a)    The financial statements of the Company (including any related notes and schedules) included in the Company Reports (the “Company Financial Statements”) complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC (except in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes thereto), and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as of the dates and for the periods shown. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)    Except for (i) those liabilities that are fully reflected or reserved for in the audited consolidated financial statements of the Company included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2020, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since January 1, 2021 in amounts consistent with past practice (including such liabilities contained in the Company Reports); or (iii) liabilities or obligations incurred directly as a result of this Agreement, neither the Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement or that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to the Company.

(c)    Company Disclosure Schedule 3.09(c) includes a copy of the Company’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of December 31, 2020 which includes information regarding “off-balance sheet arrangements” effected by the Company.

(d)    BDO USA, LLP, which has expressed its opinion with respect to the financial statements of the Company and its Subsidiaries (including the related notes), is and has been throughout the periods covered by such financial statements “independent” with respect to the Company within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board.

Section 3.10    Absence of Certain Changes or Events.

(a)    Except as set forth on Company Disclosure Schedule 3.10(a), or as otherwise expressly permitted or expressly contemplated by this Agreement, since December 31, 2020 (the “Company Balance Sheet Date”), there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows, or properties of the Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company, and to the Knowledge of the Company, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to the Company in the future, (ii) any change by the Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable Law or GAAP or regulatory accounting as concurred in by the Company’s independent accountants, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (iv) any material election made by the Company or any of its Subsidiaries for federal or state income tax purposes, (v) any material change in the credit policies or procedures of the Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive, (vi) other than loans and loan commitments, investment securities, and other real estate owned in the ordinary course of business and consistent with past practice, any material acquisition or disposition of any assets or properties, or any contract for any acquisition or disposition entered into, or (vii) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

(b)    Except as set forth on Company Disclosure Schedule 3.10(b), or as otherwise expressly permitted or expressly contemplated by this Agreement, since the Company Balance Sheet Date, there has not been: (i) any entry by the Company or any of its Subsidiaries into any contract or commitment of more than $100,000 per annum, in each case with a term of more than one year, other than borrowings, loans and loan commitments in the ordinary course of business, or (ii) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of the Company or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any action not in the ordinary course of business with respect to the compensation or employment of directors, officers, or employees of the Company or any of its Subsidiaries.

Section 3.11    Legal Proceedings.

(a)    Except as set forth on Company Disclosure Schedule 3.11, neither the Company nor any of its Subsidiaries is a party to any, nor are there any pending or, to the Company’s Knowledge, threatened, civil, criminal, administrative or regulatory actions, suits, demand letters, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any material nature against the Company or any of its Subsidiaries.

(b)    There is no injunction, order, judgment, or decree imposed upon the Company, any of its Subsidiaries, or the assets of the Company or any of its Subsidiaries.

Section 3.12    Compliance with Laws.

(a)    Each of the Company and each of its Subsidiaries is and since January 1, 2019 has been in compliance in all material respects with all applicable federal, state, local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees or applicable to it and its employees, including without limitation, all applicable Laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Dodd-Frank Act and the New Jersey Department of Banking and Insurance Act of 1948 (as amended).

(b)    Each of the Company and each of its Subsidiaries has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Company’s Knowledge, no suspension or cancellation of any of them is threatened.

(c)    Neither the Company nor any of its Subsidiaries has received, since January 1, 2019, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company’s Knowledge, do any grounds for any of the foregoing exist).

(d)    The Company has not engaged in any activities permissible only for a financial holding company under Section 4(k) of the BHC Act.

(e)    The Company (including Company Bank) maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of the Company, the Company has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. To the knowledge of the Company, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(f)    Company Bank has complied in all material respects with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program. The Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law. None of the Company, any of its Subsidiaries, or any of its or their respective directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

(g)    None of the Company or any of the Subsidiaries of the Company, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of the Subsidiaries of the Company has, directly or indirectly, (i) used any funds of the Company or any of the Subsidiaries of the Company for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of the Subsidiaries of the Company, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of the Subsidiaries of the Company, (v) made any fraudulent entry on the books or records of the Company or any of the Subsidiaries of the Company, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for the Company or any of the Subsidiaries of the Company, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of the Subsidiaries of the Company, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.13    Material Contracts; Defaults.

(a)    Other than as set forth on Company Disclosure Schedule 3.13(a), neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) or amendment thereto (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which would entitle any present or former director, officer, employee or agent of the Company or any of its Subsidiaries to indemnification from the Company or any of its Subsidiaries, (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (iv) which grants any right of first refusal, right of first offer, or similar right with respect to any material assets or properties of the Company and or Subsidiaries, (v) which provides for payments to be made by the Company or any of its Subsidiaries upon a change in control, (vi)

which provides for the lease of personal property having a value in excess of $100,000, (vii) which relates to capital expenditures and involves future payments in excess of $100,000, (viii) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of the Company’s business, (ix) which is not terminable on sixty (60) days or less notice and involving the payment of more than $100,000 per annum, or (x) which materially restricts the conduct of any business by the Company of any of its Subsidiaries (collectively, “Material Contracts”). The Company has previously made available to Buyer true, complete, and correct copies of each Material Contract.

(b)    Except as set forth on Company Disclosure Schedule 3.13(b), (i) each Material Contract is valid and binding on the Company or its applicable Subsidiary and in full force and effect, and, to the Knowledge of the Company, is valid and binding on the other parties thereto, (ii) the Company and each of its Subsidiaries and, to the Knowledge of the Company, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Material Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, under any such Material Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on the Company. No power of attorney or similar authorization given directly or indirectly by the Company is currently outstanding.

(c)    Company Disclosure Schedule 3.13(c) contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as Tax indemnification payments in respect of income or excise Taxes), under any employment, change-in-control, severance or similar contract or plan (other than the Company Employee Severance Compensation Plan) with or which covers any present or former employee, director or consultant of the Company or any of its Subsidiaries and identifying the types and estimated amounts of the in-kind benefits due under any Company Pension Plan (other than a plan qualified under Section 401(a) of the Code), Company Benefit Plan or Material Contract for each such person, specifying the assumptions in such schedule. The failure of the Company to include amounts that are immaterial (both individually and in the aggregate) on Company Disclosure Schedule 3.13(c) shall not constitute a breach of this Section 3.13(c).

(d)    Other than the consents, approvals, authorizations, notices or other actions (collectively, “Company Third Party Consents”) required under Material Contracts as set forth on Company Disclosure Schedule 3.13(d), no third party consent by any Person is required under a Material Contract in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions it contemplates.

Section 3.14    Agreements with Regulatory Agencies. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policies, its management, its business or its operations (each, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing or orally, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement. To the Company’s Knowledge, there are no investigations relating to any material regulatory matters pending before any Governmental Authority with respect to the Company or any of its Subsidiaries.

Section 3.15    Brokers. Neither the Company, any Subsidiary of the Company, nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions, or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that the Company has engaged, and will pay a fee or commission to, Raymond James & Associates (“Raymond James”) in accordance with the terms of a letter agreement between Raymond James and the Company, a true, complete, and correct copy of which has been made available by the Company to Buyer.

Section 3.16    Employee Benefit Plans.

(a)    All benefit and compensation plans, contracts, policies, or arrangements (whether or not written) (i) covering current or former employees of the Company or any of its Subsidiaries (the “Company Employees”), (ii) covering current or former directors of the Company or any of its Subsidiaries, or (iii) with respect to which the Company or any Subsidiary of the Company has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Company Benefit Plans”), are identified on Company Disclosure Schedule 3.16(a). True and complete copies of all Company Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Company Benefit Plans and all amendments to them, IRS Forms 5500 (for the three most recently completed plan years), current summary plan descriptions, and the most recent IRS determination or opinion letters with respect to them, have been made available to Buyer, in each case, to the extent applicable.

(b)    All Company Benefit Plans are in material compliance in form and operation with all applicable Laws, including ERISA and the Code. Each Company Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS that is currently in effect, and no circumstance exists that could result in revocation of any such favorable determination letter or the loss of the qualification of the Company Pension Plan under Section 401(a) of the Code. There is no pending or, to the Company’s Knowledge, threatened litigation relating to the Company Benefit Plans. Neither the Company nor any of its Subsidiaries has engaged in, or has Knowledge of, a transaction with respect to any Company Benefit Plan or Company Pension Plan that, assuming the taxable period of the transaction expired as of the date of this Agreement, could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c)    Except as described on Company Disclosure Schedule 3.16(c), no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by the Company, any of its Subsidiaries or any entity which is considered one employer with the Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither the Company nor any ERISA Affiliate has contributed to (or been obligated to contribute to) a “multiemployer plan” within the meaning of Section 3(37) of ERISA at any time during the six (6) year period ending on the Closing Date, and neither the Company nor any of its Subsidiaries has incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the thirty (30) day reporting requirement has not been waived, has been required to be filed for any Company Pension Plan or by any ERISA Affiliate within the thirty-six (36) month period ending on the date of this Agreement or will be required to be filed in connection with the transactions contemplated by this Agreement.

(d)    All contributions required to be made with respect to all Company Benefit Plans have been timely made or have been reflected on the financial statements of the Company to the extent required by GAAP. No Company Pension Plan or single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA or has otherwise failed to satisfy the minimum funding requirements of Section 412 of the Code or Sections 302 and 303 of ERISA, and none of the Company or any ERISA Affiliate has an outstanding funding waiver. No Company Benefit Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA.

(e)    Other than as set forth on Company Disclosure Schedule 3.16(e), neither the Company nor any of its Subsidiaries has any material obligations for retiree health or life benefits under any Company Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality. All Company Benefit Plans that are group health plans have been operated in material compliance with the group health plan continuation requirements of Section 4980B of the Code and Sections 601-609 of ERISA, the certification of prior coverage and other requirements of Sections 701-702 and 711-713 of ERISA and the terms and conditions of the Patient Protection and Affordable Care Act. The Company may amend or terminate any such Company Benefit Plan at any time without incurring any liability thereunder, other than routine administrative costs.

(f)    Other than as set forth on Company Disclosure Schedule 3.16(f) or as otherwise expressly provided in this Agreement, the execution of this Agreement, obtaining the Requisite Company Shareholder Approval or the consummation of any of the transactions contemplated by this Agreement will not (i) entitle any Company Employee to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement under any Company Benefit Plans, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Company Benefit Plans, (iv) result in any payment under any Company Benefit Plans that would be a “parachute payment” as defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (v) limit or restrict the right of the Company or Company Bank or, after the consummation of the transactions contemplated by this Agreement, Buyer or any of its Subsidiaries, to merge, amend, or terminate any of the Company Benefit Plans, (vi) result in payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code, or (vii) result in any accounting accruals under any Company Benefit Plans not in the ordinary course of business.

(g)    Each Company Benefit Plan that is a deferred compensation plan is in material compliance with Section 409A of the Code, to the extent applicable. All elections made with respect to compensation deferred under an arrangement subject to Section 409A of the Code have been made in accordance with the requirements of Section 409A of the Code and the regulations promulgated thereunder, to the extent applicable. Neither the Company nor any of its Subsidiaries (i) has taken any action, or has failed to take any action, that has resulted or could reasonably be expected to result in the interest and tax penalties specified in Section 409A(a)(1)(B) of the Code being owed by any participant in a Company Benefit Plan or (ii) has agreed to reimburse or indemnify any participant or beneficiary in a Company Benefit Plan for the interest or penalties specified in Section 409A(a)(1)(B) of the Code that may be currently due or triggered in the future.

(h)    Company Disclosure Schedule 3.16(h) sets forth the monetary amounts payable as of the date specified on such Schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as tax indemnification payments in respect of income or excise taxes), under any employment, change-in-control, severance or similar contract, plan or arrangement with or which covers any present or former director, officer or employee of the Company or any of its Subsidiaries who may be entitled to any amount and identifying the types and estimated amounts of the in-kind benefits due under any Company Benefit Plans (other than a plan qualified under Section 401(a) of the Code or under the Company Employee Severance Compensation Plan) for each such person, specifying the assumptions in such schedule and providing estimates of other required contributions to any trusts for any related fees or expenses.

(i)    To the Company’s Knowledge, the Company and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for the Company or any of its Subsidiaries for purposes of each Company Benefit Plan, ERISA, the Code, tax withholding, unemployment compensation Laws, workers’ compensation Laws and all other applicable Laws.

(j)    Each Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the applicable plan pursuant to which it was issued, (B) has an exercise price per share equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant (as determined pursuant to the applicable Company Equity Plan), (C) has a grant date identical to the date on which the Company’s Board of Directors or compensation committee actually awarded it, and (D) qualifies for the tax and accounting treatment afforded to such award in the Company’s tax returns and the Company’s financial statements, respectively.

(k)    Company Disclosure Schedule 3.16(k) sets forth a true, correct and complete description of (i) all bank owned life insurance (“BOLI”) coverage covering the lives of current and former employees, officers and directors of the Company and Company Bank (the “BOLI Covered Individuals”) that is owned by the Company or its Subsidiaries, including the value of BOLI as of the Company Balance Sheet Date, and (ii) all death benefits that have been provided to current and former employees, officers and directors of the Company and Company Bank in lieu of providing them with a BOLI policy (the “Insured Individuals”). The value of such BOLI is and has been fairly and accurately reflected in the Company’s balance sheet in accordance with GAAP. The Company or one of its Subsidiaries has entered into an agreement with each BOLI Covered Individual and Insured Individual (an “Insurance Agreement”) entitling each such individual to receive a death benefit. Other than BOLI for the BOLI Covered Individuals and the death benefits provided to the Insured Individuals, neither the Company nor any of its Subsidiaries sponsors, maintains or otherwise provides BOLI coverage or any other type of insurance coverage providing, or shall be obligated to pay, any death benefits with respect to any current or former employee, officer or director of the Company or its Subsidiaries. The Company has made available to Buyer true and complete copies of the agreements and other documents providing for the BOLI, the Insurance Agreements and of any plan documents that afford to the BOLI Covered Individuals and the Insured Individuals any rights to receive payments from BOLI. Such Insurance Agreements and plan documents will entitle the BOLI Covered Individuals and the Insured Individuals to the payments set forth in the Insurance Agreements, but no other payments. To the extent required by applicable Law, the Company has obtained consent from each BOLI Covered Individual and Insured Individual to obtain the relevant life insurance coverage.

Section 3.17    Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to the Company’s Knowledge threatened, asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to the Company’s Knowledge, threatened, nor, to the Company’s Knowledge, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 3.18    Environmental Matters. Except as set forth on Company Disclosure Schedule 3.18:

(a)    To the Company’s Knowledge, no real property (including buildings or other structures) currently owned or operated by the Company or any of its Subsidiaries has had any Release of any Hazardous Material in contravention of Environmental Law.

(b)    To the Company’s Knowledge, each of the Company and each of its Subsidiaries is in compliance, in all material respects, with applicable Environmental Law.

(c)    Neither the Company nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any material violation of, any Environmental Law or (ii) any written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, as of the Closing.

(d)    Neither the Company nor any of its Subsidiaries is, or has been, subject to any order, decree, or injunction relating to a violation of or allegation of liability under any Environmental Law.

(e)    The Company has previously made available to Buyer any environmental reports, studies, audits, records, sampling data, site assessments and other similar documents prepared within the last three (3) years that relate to environmental matters concerning any currently owned, operated or leased Real Property which are in the possession of the Company.

(f)    To the Company’s Knowledge, there is no litigation pending or, threatened against the Company or any of its Subsidiaries relating to any property currently owned or operated by the Company or any of its Subsidiaries before any court, or Governmental Authority (i) for alleged noncompliance with any Environmental Law or (ii) relating to the Release of any Hazardous Material in contravention of Environmental Laws.

Section 3.19    Tax Matters.

(a)    Except as set forth on Company Disclosure Schedule 3.19(a), the Company and each of its Subsidiaries has filed all material Tax Returns that it was required to file under applicable Laws prior to the Effective Time, other than Tax Returns that are not yet due or for which a request for extension was filed consistent with requirements of applicable Laws. All Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. Taxes due and owing by the Company or any of its Subsidiaries have been paid, other than any Taxes that have been reserved or accrued on the balance sheet of the Company or which the Company is contesting in good faith. Neither the Company nor any Subsidiary of the Company is the beneficiary of any extension of time within which to file any Tax Return, and neither the Company nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended or suspended. No written claim has ever been made by an authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate provision has been made on the balance sheet of the Company) upon any of the assets of the Company or any of its Subsidiaries.

(b)    Except as set forth on Company Disclosure Schedule 3.19(b), the Company and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor or shareholder.

(c)    To the Company’s Knowledge, no foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or are pending with respect to the Company or any Subsidiary of the Company. Other than with respect to audits that have already been completed and resolved, neither the Company nor any Subsidiary of the Company has received from any foreign, federal, state, or local Taxing Authority (including in jurisdictions where the Company or any Subsidiary of the Company has not filed Tax Returns) any written notice indicating an intent to open an audit or other review.

(d)    The Company has made available to Buyer true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to the Company for taxable periods ended December 31, 2020 and 2019. The Company has made available to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company or any Subsidiary of the Company filed for the years ended December 31, 2020 and 2019. The Company and each Subsidiary of the Company has taken such actions in response to and in compliance with notices that the Company or any Subsidiary of the Company has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by applicable Law. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request to waive or extend such a statute of limitations or time period has been filed or is currently pending.

(e)    Neither the Company nor any Subsidiary of the Company shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(f)    Neither the Company nor any Subsidiary of the Company has distributed stock of another Person or had its stock distributed by another Person in a transaction that was governed in whole or in part by Section 355 or Section 361 of the Code.

(g)    Neither the Company nor any Subsidiary of the Company is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(h)    The Company has not taken or agreed to take any action and has no Knowledge of any fact, agreement, plan, or other circumstance that is reasonably likely to prevent or impede the Merger and Bank Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

Section 3.20    Investment Securities; Borrowings; Deposits.

(a)    Except for investments in FHLB stock, FRB stock and pledges to secure FHLB or FRB borrowings and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the ordinary course of business consistent with past practice and restrictions that exist for securities to be classified as “held to maturity,” none of the investment securities held by the Company or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment to freely dispose of such investment at any time.

(b)    Company Disclosure Schedule 3.20(b) sets forth, as of the Company Balance Sheet Date, a true and complete list of the borrowed funds (excluding deposit accounts) of the Company and its Subsidiaries.

(c)    Except as set forth on Company Disclosure Schedule 3.20(c), none of the deposits of the Company or any of its Subsidiaries is a “brokered” or “listing service” deposit.

Section 3.21    Derivative Transactions. Except for those Derivative Transactions and other instruments legally purchased or entered into in the ordinary course of business consistent with past practice, consistent with regulatory requirements and listed (as of the date hereof) on Company Disclosure Schedule 3.21, neither the Company nor any Subsidiary of the Company is a party to or has agreed to enter into any Derivative Transaction or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

Section 3.22    Regulatory Capitalization. Company Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

Section 3.23    Loans; Nonperforming and Classified Assets.

(a)    Except as set forth on Company Disclosure Schedule 3.23(a), as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of the Company Balance Sheet Date, more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision. Company Disclosure Schedule 3.23(a) identifies (x) each Loan that, as of the date of the Company’s most recent bank examination, was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by the Company or Company Bank, together with the principal amount of and accrued and unpaid interest on each Loan and the identity of the borrower, and (y) each asset of the Company that as of the Company Balance Sheet Date was classified as other real estate owned (“OREO”) and its book value as of such date.

(b)    To the Company’s Knowledge, each Loan held in Company Bank’s loan portfolio (“Company Loan”) (i) is evidenced by notes, agreements, or other evidences of indebtedness that are true, genuine, and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid, and binding obligation of the obligor named in such documents, enforceable in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

(c)    To the Company’s Knowledge, the loan documents with respect to each Company Loan are complete and correct in all material respects and neither the Company nor any of its Subsidiaries nor any prior holder of a Company Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Company Loan file. The Company or a Subsidiary of the Company is the sole holder of legal and beneficial title to each Company Loan, except as otherwise referenced on the books and records of the Company. To the Company’s Knowledge, there is no pending or threatened condemnation proceeding or similar proceeding affecting the property that serves as security for a Company Loan, except as otherwise referenced on the books and records of the Company, and except as set forth on Company Disclosure Schedule 3.23(c), there is no pending or threatened litigation or proceeding relating to the property that serves as security for a Company Loan.

(d)    Neither the Company nor Company Bank is a party to any agreement or arrangement with (or otherwise obligated to) any Person that obligates the Company to repurchase from that Person any Loan or other asset of the Company or Company Bank solely on account of a payment default by the obligor on any such Loan.

Section 3.24    Reserves.

(a)    The Company’s allowance for loan losses as reflected in the Company’s audited balance sheet as of December 31, 2020 was, and the allowance shown on the balance sheets in the Company financial statements for periods ending after such date, in the reasonable judgment of management, was as of their dates, in compliance with the Company’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is adequate under all such standards.

(b)    The reserve for Taxes as calculated under and required under Financial Accounting Standards Board Interpretation 48 in the Company Financial Statements was adequate for all contingencies and included all reasonably possible contingencies as of the dates of such Company Financial Statements.

(c)    Any impairment on loans, investments, derivatives and any other financial instrument in the Company Financial Statements was correctly accounted for under GAAP.

Section 3.25    CRA. The Company has complied in all material respects with the Community Reinvestment Act (“CRA”) and the Company has no reason to believe that any person or group would object successfully to the consummation of the Merger due to the CRA performance of or rating of the Company. The Company has a CRA rating of at least “satisfactory.” Except as listed on Company Disclosure Schedule 3.25, since January 1, 2019, no person or group has adversely commented in writing to the Company in a manner requiring recording in a file of CRA communications upon the CRA performance of the Company.

Section 3.26    Transactions with Management. Except for (i) deposits, all of which are on terms and conditions comparable to those made available to other customers of the Company Bank at the time such deposits were entered into, (ii) the Loans listed on Company Disclosure Schedule 3.26, (iii) compensation arrangements or obligations under the Company Benefit Plans, and (iv) items set forth on Company Disclosure Schedule 3.26, there are no contracts or transactions with or commitments to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board), including with respect to any business directly or indirectly controlled by any such person. No Loan or credit accommodation to any Affiliate of the Company or any Subsidiary of the Company is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended (with respect to extensions, not in the ordinary course of business) except for rate modifications pursuant to its loan modification policy that is applicable to all Persons. The Company has not been notified that principal and interest with respect to any such Loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such Loan or credit accommodation by the Company is inappropriate.

Section 3.27    Tangible Properties and Assets.

(a)    Except as set forth on Company Disclosure Schedule 3.27(a), and except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, each of the Company and each of its Subsidiaries has good, valid, and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property, and other assets (tangible or intangible), used, occupied, and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements, and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy, or operation of any material asset.

(b)    Company Disclosure Schedule 3.27(b) sets forth a true, correct, and complete schedule of all leases, subleases, licenses and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, real property (collectively, “Leases”). Each Lease is valid, binding, and in full force and effect and neither the Company nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by the Company or any of its Subsidiaries of, or material default by the Company or any of its Subsidiaries in, the performance of any covenant, agreement, or condition contained in any Lease, and to the Company’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement, or condition contained in such Lease. Except as set forth on Company Disclosure Schedule 3.27(b), there is no pending or, to the Company’s Knowledge, threatened material legal, administrative, arbitral or other proceeding, claim, action, or governmental or regulatory investigation of any nature with respect to the real property that the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any real property by eminent domain. The Company and each of its Subsidiaries has paid all rents and other charges to the extent due under the Leases.

Section 3.28    Intellectual Property. Company Disclosure Schedule 3.28 lists all the patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration and Internet domain name registrations owned by the Company. The Company or a Subsidiary of the Company owns or has the right to use all Company Intellectual Property, which Company Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of the Company as currently conducted. To the Company’s Knowledge, (i) neither the Company nor any of its Subsidiaries has received any written notice or written claim that it or they have infringed, misappropriated, or otherwise violated the Intellectual Property of any Person, and (ii) no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

Section 3.29    Insurance. Company Disclosure Schedule 3.29 identifies all of the material insurance policies, binders, or bonds currently maintained by the Company and its Subsidiaries, other than credit-life policies (collectively, the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims involving more than $50,000. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, and neither the Company nor any of its Subsidiaries is in material default of them and all claims under the Insurance Policies have been filed in a timely fashion. Neither the Company nor any Subsidiary of the Company has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any Insurance Policy.

Section 3.30    Fairness Opinion. The Board of Directors of the Company has received the written opinion of Raymond James to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date of this Agreement, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

Section 3.31    Joint Proxy Statement-Prospectus. As of the date of the Joint Proxy Statement-Prospectus and the date(s) of the Company Meeting and the Buyer Meeting to which such Joint Proxy Statement-Prospectus relates, none of the information to be supplied by the Company specifically for inclusion or incorporation by reference in the Joint Proxy Statement-Prospectus and the registration statement on Form S-4 of which the Joint Proxy Statement-Prospectus forms a Part (the “Registration Statement”), or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Joint Proxy Statement-Prospectus, as so amended or supplemented, in light of the circumstances under which they were made, not misleading; provided, however, that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Buyer or its Subsidiaries for inclusion in the Joint Proxy Statement-Prospectus or the Registration Statement.

Section 3.32    Information Security. To the Company’s Knowledge, since January 1, 2020, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of the Company and its Subsidiaries.

Section 3.33    Indemnification. Except as provided in the Company’s Certificate of Incorporation and Bylaws, or the Material Contracts, neither the Company nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former directors, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of the Company (a “Covered Person”), and, to the Knowledge of the Company, there are no claims for which any Covered Person would be entitled to indemnification under the Company’s Certificate of Incorporation and Bylaws, applicable Law or any indemnification agreement.

Section 3.34    Antitakeover Provisions Inapplicable. The Board of Directors of the Company has approved the transactions contemplated by this Agreement such that the provisions of Sections 14A:10A-1 et seq. of the NJBCA will not, assuming the accuracy of the representations contained in Section 4.27 of this Agreement, apply to this Agreement or any of the other transactions contemplated hereby.

Section 3.35    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Buyer or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Buyer or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    The Company acknowledges and agrees that neither Buyer nor any other Person has made or is making any express or implied representation or warranty with respect to Buyer, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Section 4.01    Making of Representations and Warranties.

(a)    Concurrently with the execution this Agreement, Buyer has delivered to the Company a schedule (the “Buyer Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Buyer Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Buyer that such item represents a material exception or fact, event or circumstance or that the item disclosed is, or would reasonably be expected to have, a Material Adverse Effect with respect to Buyer; and provided further, that any disclosures made with respect to a Section of this Article IV shall be deemed to qualify only (1) any other Section of this Article IV specifically referenced or cross-referenced, and (2) other Sections of this Article IV to the extent that is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other Sections.

(b)    Except (i) as set forth on the Buyer Disclosure Schedule, and (ii) as disclosed in any report, forms, schedules, registrations statements and other documents publicly filed by Buyer with the SEC since January 1, 2021 and prior to the date of this Agreement (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Buyer represents and warrants to the Company that the statements contained in this Article IV are true and correct as of the date of this Agreement and will be true and correct as of the Closing Date (as though made on and as of the Closing Date), except as to any representation or warranty which specifically speaks as to an earlier date (including, without limitation, representations made as of “the date of this Agreement”), which only need be correct as of the specified earlier date.

Section 4.02    Organization, Standing and Authority. Buyer is a New Jersey corporation duly organized, validly existing, and in good standing under the Laws of the State of New Jersey, and is a duly registered bank holding company under the BHC Act and meets the applicable requirements for qualification under the BHC Act and the regulations of the FRB. Buyer has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in each jurisdiction where its ownership or leasing of property or the conduct of its business requires qualification, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Buyer Bank is a New Jersey chartered commercial bank duly organized, validly existing, and in good standing under the Laws of the State of New Jersey. Buyer Bank’s deposits are insured by the FDIC in the manner and to the full extent permitted by Law, and all premiums and FDIC assessments required to be paid have been paid by Buyer Bank when due.

Section 4.03    Capital Stock. The authorized capital stock of Buyer consists of (a) one million (1,000,000) shares of preferred stock, no par value per share (“Buyer Preferred Stock”), and (b) one hundred million (100,000,000) shares of Buyer Common Stock, no par value per share. As of the date of this Agreement, there were (i) no shares of Buyer Preferred Stock outstanding, (ii) 50,602,078 shares of Buyer Common Stock outstanding, (iii) 131,035 shares of Buyer Common Stock held by Buyer in treasury, and (iv) 1,236,794 shares of Buyer Common Stock are reserved for future issuance pursuant to the Buyer Benefit Plans. The outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. All of the outstanding shares of capital stock of Buyer’s Subsidiaries are duly authorized, validly issued, fully paid, and nonassessable, are not subject to preemptive rights, and are owned by Buyer or another Subsidiary of Buyer free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Buyer’s voting rights, charges, or other encumbrances of any nature whatsoever. As of the date of this Agreement, there are no options, warrants, or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments, or understandings to which Buyer is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Buyer or any of Buyer’s Subsidiaries or obligating Buyer or any of Buyer’s Subsidiaries to issue (whether upon conversion, exchange, or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Buyer or any of Buyer’s Subsidiaries, except for (i) shares of Buyer Common Stock issuable pursuant to the Buyer Benefits Plans and (ii) by virtue of this Agreement. The shares of Buyer Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid, and nonassessable and will not be subject to preemptive rights.

Section 4.04    Corporate Power; Minute Books. Buyer and its Subsidiaries have the corporate power and authority to carry on their business as it is now being conducted and to own all their properties and assets; and Buyer has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, subject to receipt of all necessary approvals of Governmental Authorities and the approval of the issuance of shares of Buyer Common Stock in the Merger (the “Buyer Share Issuance”) by Buyer’s shareholders. Buyer has made available to the Company complete and correct copies of the minutes of all meetings of Buyer’s Board of Directors and Buyer Bank’s Board of Directors and each committee of the boards of directors of Buyer held since January 1, 2020, with any discussions of regulatory examination ratings and merger and acquisition opportunities redacted. The minute books of Buyer contain true, complete, and accurate records of all corporate actions taken by shareholders of Buyer and the Boards of Directors of Buyer (including committees of Buyer’s Board of Directors) and Buyer Bank.

Section 4.05    Corporate Authority. Subject only to the approval of the Buyer Share Issuance by a majority of all votes cast by the holders of outstanding Buyer Common Stock at a meeting of the shareholders of Buyer at which a quorum exists (the “Requisite Buyer Shareholder Approval”), this Agreement and the transactions contemplated by this Agreement have been authorized by all necessary corporate action of Buyer. Buyer’s Board of Directors has directed that the Buyer Share Issuance be submitted to Buyer’s shareholders for approval, and no other vote of the shareholders of Buyer is required by applicable Law, the Certificate of Incorporation of Buyer, the Bylaws of Buyer or otherwise to approve this Agreement and the transactions it contemplates. The Board of Directors of Buyer Bank has determined that the Bank Merger, on the terms and conditions set forth in the Bank Merger Agreement, is advisable and in the best interests of Buyer Bank and its sole shareholder, has adopted and approved the Bank Merger Agreement and the Bank Merger, has directed that the Bank Merger Agreement be submitted to Buyer Bank’s sole shareholder for approval, and has adopted resolutions to the foregoing effect. In its capacity as sole shareholder of Buyer Bank, Buyer, through its Board of Directors, has approved the Bank Merger and the Bank Merger Agreement. Buyer has duly executed and delivered this Agreement and, assuming due authorization, execution, and delivery by the Company, this Agreement is a valid and legally binding obligation of Buyer, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 4.06    SEC Documents; Other Reports; Internal Controls.

(a)    Except as set forth on Buyer Disclosure Schedule 4.06(a), Buyer has filed all required reports, forms, schedules, registration statements and other documents with the SEC since January 1, 2020 (the “Buyer Reports”) and has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Buyer Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Buyer Reports, and none of the Buyer Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Buyer Reports. None of Buyer’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)    Buyer and each of its Subsidiaries have timely filed all material reports, schedules, forms, registrations, statements and other documents, together with any amendments, that they were required to file since January 1, 2020 with any Governmental Authority (other than Buyer Reports) and have paid all fees and assessments due and payable. Except for normal examinations conducted by a Governmental Authority in the regular course of the business of Buyer and its Subsidiaries, no Governmental Authority has notified Buyer that it has initiated any proceeding or, to Buyer’s Knowledge, threatened an investigation into the business or operations of Buyer or any of its Subsidiaries since January 1, 2020. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any Governmental Authority of, Buyer or any of its Subsidiaries. Buyer Disclosure Schedule 4.06(b) lists all examinations of Buyer Bank conducted by the NJDOBI and the FDIC, and all examinations of Buyer conducted by the FRB, since January 1, 2020 and the dates of any responses thereto submitted by Buyer Bank and Buyer, respectively. Notwithstanding the foregoing, nothing in this Section 4.06(b) or this Agreement shall require Buyer to provide the Company with any confidential regulatory supervisory information of Buyer Bank or Buyer.

(c)    Based on its most recent evaluation prior to the date of this Agreement, Buyer has not had to disclose to Buyer’s outside auditors and the audit committee of Buyer’s Board of Directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect Buyer’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting.

(d)    The records, systems, controls, data, and information of Buyer and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical, or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Buyer or its Subsidiaries or accountants (including all means of access to them), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Buyer and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e)    Buyer has designed and implemented, and has maintained and currently maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Buyer and its Subsidiaries is made known to the management of Buyer by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Buyer Reports.

(f)    Since January 1, 2020, (x) neither Buyer nor any of its Subsidiaries nor, to Buyer’s Knowledge, any director, officer, employee, auditor, accountant, or representative of Buyer or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies, or methods of Buyer or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Buyer or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing Buyer or any of its Subsidiaries, whether or not employed by Buyer or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duties, or similar violation by Buyer or any of its officers, directors, employees, or agents to the Board of Directors of Buyer or any committee of the Board of Directors or to any director or officer of Buyer.

Section 4.07    Financial Statements; Undisclosed Liabilities.

(a)    The financial statements of Buyer (including any related notes and schedules) included in the Buyer Reports (the “Buyer Financial Statements”) complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes to them), and fairly present, in all material respects, the consolidated financial position of Buyer and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of Buyer and its Subsidiaries as of the dates and for the periods shown. The books and records of Buyer and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)    Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of Buyer included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2020, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since January 1, 2021 in amounts consistent with past practice (including such liabilities contained in the Buyer Reports); or (iii) liabilities or obligations incurred directly as a result of this Agreement, neither Buyer nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to Buyer.

(c)    KPMG LLP, which has expressed its opinion with respect to the financial statements of Buyer and its Subsidiaries (including the related notes), is and has been throughout the periods covered by such financial statements “independent” with respect to Buyer within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board.

Section 4.08    Regulatory Approvals; No Defaults.

(a)    No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Buyer or any of its Subsidiaries or Affiliates in connection with the execution, delivery, or performance by Buyer of this Agreement, or to consummate the transactions contemplated by this Agreement (including the Bank Merger), except for (i) as applicable, filings of, applications or notices with, and consents, approvals or waivers by, or the making of satisfactory arrangements with, the FRB, the FDIC, and the NJDOBI; (ii) the Requisite Buyer Shareholder Approval; (iii) the filing and effectiveness of the Registration Statement with the SEC; (iv) the approval of the listing on NASDAQ of the Buyer Common Stock to be issued in the Merger; and (v) the filing of the Certificate of Merger with the New Jersey Department of Treasury.

(b)    Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by Buyer, as applicable, and the consummation of the transactions contemplated by this Agreement do not and will not (i) constitute a breach or violation of, or a default under, the Certificate of Incorporation or Bylaws (or similar governing documents) of Buyer or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Buyer.

Section 4.09    Agreements with Regulatory Agencies. Neither Buyer nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policies, its management, its business or its operations (each, a “Buyer Regulatory Agreement”), nor has Buyer or any of its Subsidiaries been advised in writing or orally, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any Buyer Regulatory Agreement. To Buyer’s Knowledge, there are no investigations relating to any material regulatory matters pending before any Governmental Authority with respect to Buyer or any of its Subsidiaries.

Section 4.10    Absence of Certain Changes or Events. Since December 31, 2020 (the “Buyer Balance Sheet Date”), there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect with respect to Buyer or its Subsidiaries, and to Buyer’s Knowledge, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to Buyer in the future.

Section 4.11    Compliance with Laws.

(a)    Each of Buyer and each of its Subsidiaries is and since January 1, 2019 has been in compliance with all applicable federal, state, local statutes, Laws, regulations, ordinances, rules, judgments, orders, or decrees or applicable to it and its employees, including without limitation, all Laws related to data protection or privacy (including laws pertaining to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act and the New Jersey Department of Banking and Insurance Act of 1948 (as amended).

(b)    Each of Buyer and each of its Subsidiaries has all material permits, licenses, authorizations, orders, and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders, and approvals are in full force and effect and, to Buyer’s Knowledge, no suspension or cancellation of any of them is threatened.

(c)    Neither Buyer nor any of its Subsidiaries has received, since January 1, 2019, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Buyer’s Knowledge, do any grounds for any of the foregoing exist).

(d)    Buyer (including Buyer Bank) maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of Buyer, Buyer has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer. To the knowledge of Buyer, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer.

(e)    Buyer Bank has complied in all material respects with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program. Buyer and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law. None of Buyer, any of its Subsidiaries, or any of its or their respective directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

(f)    None of Buyer or any of the Buyer Subsidiaries, or to the knowledge of Buyer, any director, officer, employee, agent or other person acting on behalf of Buyer or any of the Buyer Subsidiaries has, directly or indirectly, (i) used any funds of Buyer or any of the Buyer Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Buyer or any of the Buyer Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Buyer or any of the Buyer Subsidiaries, (v) made any fraudulent entry on the books or records of Buyer or any of the Buyer Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Buyer or any of the Buyer Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Buyer or any of the Buyer Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer.

Section 4.12    Joint Proxy Statement-Prospectus Information; Registration Statement. As of the date of the Joint Proxy Statement-Prospectus and the date(s) of the Company Meeting and the Buyer Meeting to which such Joint Proxy Statement-Prospectus relates, none of the information supplied or to be supplied by Buyer specifically for inclusion or incorporation by reference in the Joint Proxy Statement-Prospectus and the Registration Statement, or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Joint Proxy Statement-Prospectus, in light of the circumstances under which they were made, not misleading; provided, however, that that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by Buyer with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of the Company or its Subsidiaries for inclusion in the Joint Proxy Statement-Prospectus.

Section 4.13    Legal Proceedings.

(a)    Except as set forth in Buyer Disclosure Schedule 4.13, neither Buyer nor any of its Subsidiaries is a party to any, nor are there any pending or, to Buyer’s Knowledge, threatened, civil, criminal, administrative or regulatory actions, suits, demand letters, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any material nature against Buyer or any of its Subsidiaries.

(b)    There is no injunction, order, judgment, or decree imposed upon Buyer, any of its Subsidiaries, or the assets of Buyer or any of its Subsidiaries, and neither Buyer nor any of its Subsidiaries has been advised of, or is aware of, the threat of any action.

Section 4.14    Brokers. Except for the fees and expenses payable to Buyer to Keefe, Bruyette & Woods, Inc. (“KBW”), none of Buyer, Buyer Bank, or any of their officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 4.15    Employee Benefit Plans.

(a)    All benefit and compensation plans, contracts, policies or arrangements (whether or not written) (i) covering current or former employees of Buyer or any of its Subsidiaries (the “Buyer Employees”), (ii) covering current or former directors of Buyer or any of its Subsidiaries, or (iii) with respect to which Buyer or any Subsidiary of Buyer has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Buyer Benefit Plans”), are identified on Buyer Disclosure Schedule 4.15(a). True and complete copies of all Buyer Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Buyer Benefit Plans and all amendments to them, IRS Forms 5500 (for the three most recently completed plan years), current summary plan descriptions, and the most recent IRS determination or opinion letters with respect to them, have been made available to the company, in each case, to the extent applicable.

(b)    All Buyer Benefit Plans are in material compliance in form and operation with all applicable Laws, including ERISA and the Code. Each Buyer Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Buyer Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS that is currently in effect, and no circumstance exists could result in revocation of any such favorable determination letter or the loss of the qualification of the Buyer Pension Plan under Section 401(a) of the Code. There is no pending or, to Buyer’s Knowledge, threatened litigation relating to the Buyer Benefit Plans. Neither Buyer nor any of its Subsidiaries has engaged in, or, has Knowledge of, a transaction with respect to any Buyer Benefit Plan or Buyer Pension Plan that, assuming the taxable period of the transaction expired as of the date of this Agreement, could subject Buyer or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c)    Except as described in Buyer Disclosure Schedule 4.15(c), no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Buyer or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by Buyer, any of its Subsidiaries or any ERISA Affiliate. Except as set forth on Buyer Disclosure Schedule 4.15(c), neither Buyer nor any ERISA Affiliate has contributed to (or been obligated to contribute to) a “multiemployer plan” within the meaning of Section 3(37) of ERISA at any time during the six (6) year period ending on the Closing Date, and neither Buyer nor any of its Subsidiaries has incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the thirty (30) day reporting requirement has not been waived, has been required to be filed for any Buyer Pension Plan or by any ERISA Affiliate within the thirty-six (36) month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement.

(d)    All material contributions required to be made with respect to all Buyer Benefit Plans have been timely made or have been reflected on the financial statements of Buyer to the extent required by GAAP. No Buyer Pension Plan or single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA or has otherwise failed to satisfy the minimum funding requirements of Section 412 of the Code or Sections 302 and 303 of ERISA, and none of Buyer or any ERISA Affiliate has an outstanding funding waiver. No Buyer Benefit Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA.

(e)     All Buyer Benefit Plans that are group health plans have been operated in material compliance with the group health plan continuation requirements of Section 4980B of the Code and Sections 601-609 of ERISA, the certification of prior coverage and other requirements of Sections 701-702 and 711-713 of ERISA and the terms and conditions of the Patient Protection and Affordable Care Act.

(f)    To Buyer’s Knowledge, Buyer and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for Buyer or any of its Subsidiaries for purposes of each Buyer Benefit Plan, ERISA, the Code, tax withholding, unemployment compensation Laws, workers’ compensation Laws and all other applicable Laws.

Section 4.16    Labor Matters. Neither Buyer nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Buyer’s Knowledge threatened, asserting that Buyer or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Buyer or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Buyer’s Knowledge, threatened, nor, to Buyer’s Knowledge, any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 4.17    Tax Matters.

(a)    Except as set forth on Buyer Disclosure Schedule 4.17(a), Buyer and each of its Subsidiaries has filed all material Tax Returns that it was required to file under applicable Laws prior to the Effective Time, other than Tax Returns that are not yet due or for which a request for extension was filed consistent with requirements of applicable Laws. All Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes due and owing by Buyer or any of its Subsidiaries have been paid other than any Taxes that have been reserved or accrued on the balance sheet of Buyer or which Buyer is contesting in good faith. Except as set forth on Buyer Disclosure Schedule 4.17(a), neither Buyer nor any Subsidiary of Buyer is the beneficiary of any extension of time within which to file any Tax Return, and neither Buyer nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended or suspended. No written claim has ever been made by an authority in a jurisdiction where Buyer or any Subsidiary of Buyer does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate provision has been made on the balance sheet of Buyer) upon any of the assets of Buyer or any of its Subsidiaries.

(b)    Each of Buyer and each Subsidiary of Buyer has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor or shareholder.

(c)    To Buyer’s Knowledge, no foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or are pending with respect to Buyer or any Subsidiary of Buyer. Other than with respect to audits that have already been completed and resolved, neither Buyer nor any of its Subsidiaries has received from any foreign, federal, state, or local Taxing Authority (including jurisdictions where Buyer or its Subsidiaries has not filed Tax Returns) any written notice indicating an intent to open an audit or other review.

(d)    Each of Buyer and each Subsidiary of Buyer has taken such actions in response to and in compliance with notices Buyer or any Subsidiary of Buyer has received from the

IRS in respect of information reporting and backup and nonresident withholding as are required by applicable Law. Buyer has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request to waive or extend such a statute of limitations or time period has been filed or is currently pending.

(e)    Neither Buyer nor any Subsidiary of Buyer shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(f)    Neither Buyer nor any Subsidiary of Buyer has distributed stock of another Person or had its stock distributed by another Person in a transaction that was governed in whole or in part by Section 355 or Section 361 of the Code.

(g)    Neither Buyer nor any Subsidiary of Buyer is or has been a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) and Reg. Section 1.6011-4(b)(2).

(h)    Buyer has not taken or agreed to take any action and has no Knowledge of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger and Bank Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

Section 4.18    Loans; Nonperforming and Classified Assets.

(a)    Except as set forth on Buyer Disclosure Schedule 4.18, as of the date of this Agreement, neither Buyer nor any of its Subsidiaries is a party to (i) any Loans under the terms of which the obligor was, as of the Buyer Balance Sheet Date, over ninety (90) days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loan with any director, Executive Officer or five percent or greater shareholder of Buyer or any of its Subsidiaries, or to Buyer’s Knowledge, any person, corporation or enterprise controlling, controlled by, or under common control with any of the foregoing. Buyer Disclosure Schedule 4.18 identifies (x) each Loan that as of June 30, 2021 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Buyer, Buyer Bank, or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower, and (y) each asset of Buyer that as of the Buyer Balance Sheet Date was classified as OREO and its book value as of such date.

(b)    To Buyer’s Knowledge, each Loan held in Buyer Bank’s loan portfolio (i) is evidenced by notes, agreements, or other evidences of indebtedness that are true, genuine, and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid, and binding obligation of the obligor named, enforceable in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and other similar Laws affecting creditors’ rights and remedies generally.

Section 4.19    CRA. Buyer has complied in all material respects with the CRA and Buyer has no reason to believe that any person or group would object successfully to the consummation of the Merger due to the CRA performance of or rating of Buyer. Buyer has a CRA rating of at least “satisfactory.” Except as listed on Buyer Disclosure Schedule 4.19, since January 1, 2019, no person or group has adversely commented in writing to Buyer or any of its Subsidiaries subject to the CRA in a manner requiring recording in a file of CRA communications upon such entity’s CRA performance.

Section 4.20    Regulatory Capitalization. Buyer Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Buyer is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.

Section 4.21    Environmental Matters. Except as set forth on Buyer Disclosure Schedule 4.21:

(a)    To Buyer’s Knowledge, no real property (including buildings or other structures) currently owned or operated by Buyer or any of its Subsidiaries has had any Release of any Hazardous Material in contravention of Environmental Law that is material and that has not been remediated.

(b)    To Buyer’s Knowledge, Buyer and each of its Subsidiaries is in compliance, in all material respects, with applicable Environmental Law.

(c)    Neither Buyer nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any material violation of any Environmental Law or (ii) any written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved as of the Closing.

(d)    Neither Buyer nor any of its Subsidiaries is, or has been, subject to any order, decree, or injunction relating to a violation of or allegation of liability under any Environmental Law.

(e)    To Buyer’s Knowledge, there is no litigation pending or, threatened against Buyer or any of its Subsidiaries relating to any property currently owned or operated by Buyer or any of its Subsidiaries before any court or Governmental Authority (i) for alleged noncompliance with any Environmental Law or (ii) relating to the Release of any Hazardous Material in contravention of Environmental Laws.

Section 4.22    Intellectual Property. Buyer Disclosure Schedule 4.22 lists all the patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration and Internet domain name registrations owned by Buyer. Buyer or a Subsidiary of the Buyer owns or has the right to use all Buyer Intellectual Property, which Buyer Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of Buyer as currently conducted. To Buyer’s Knowledge, (i) neither Buyer nor any of its Subsidiaries has received any written notice or written claim that it or they have infringed, misappropriated, or otherwise violated the Intellectual Property of any Person, and (ii) no Person is infringing, misappropriating or otherwise violating any Buyer Intellectual Property. To Buyer’s Knowledge, the conduct of the business of Buyer or any of its Subsidiaries does not violate, misappropriate, or infringe upon the intellectual property rights of any third party.

Section 4.23    Administration of Trust and Fiduciary Accounts. Buyer has administered all accounts for which it acts as a fiduciary or agent, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal Law and regulation and common law in all material respects, and Buyer has not received any written customer demands, complaints, or other communications that are unresolved and which assert facts or circumstances that would, if true, constitute a breach of trust with respect to any fiduciary or agency account.

Section 4.24    Information Security. To Buyer’s Knowledge, since January 1, 2020, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Buyer and its Subsidiaries.

Section 4.25    Fairness Opinion. On or prior to the date of this Agreement, the Board of Directors of Buyer has received the written opinion of KBW to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date of such opinion the Exchange Ratio is fair to Buyer from a financial point of view.

Section 4.26    Reserves.

(a)    Buyer’s allowance for loan losses as reflected in Buyer’s audited balance sheet as of December 31, 2020 was, and the allowance shown on the balance sheets in Buyer’s financial statements for periods ending after such date, in the reasonable judgment of management, was as of their dates, in compliance with Buyer’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is adequate under all such standards.

(b)    The reserve for Taxes as calculated under and required under Financial Accounting Standards Board Interpretation 48 in the Buyer Financial Statements was adequate for all contingencies and included all reasonably possible contingencies as of the date of the applicable Buyer Financial Statements.

(c)    Any impairment on loans, investments, derivatives and any other financial instrument in the Buyer Financial Statements was correctly accounted for under GAAP.

Section 4.27    Interested Stockholder. Neither Buyer nor any of its Subsidiaries is an “interested stockholder” of the Company as defined under Section 14A:10A-3 of the NJBCA.

Section 4.28    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by Buyer in this Article IV, neither Buyer nor Buyer Bank nor any other Person makes any express or implied representation or warranty with respect to Buyer, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Buyer hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Buyer nor any other Person makes or has made any representation or warranty to the Company, Company Bank or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Buyer, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Buyer in this Article IV, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Buyer, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    Buyer acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article III.

ARTICLE V

COVENANTS

Section 5.01    Covenants of the Company. During the period from the date of this Agreement and continuing until the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, as required by applicable Law, or consented to in writing by Buyer, the Company shall carry on its business in the ordinary course consistent with past practice. The Company will use commercially reasonable efforts to (i) preserve its business organization intact, (ii) keep available to itself and Buyer the present services of the current officers and employees of the Company and its Subsidiaries, and (iii) preserve for itself and Buyer the goodwill of the customers of the Company and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth on the Company Disclosure Schedule or as otherwise expressly contemplated or permitted by this Agreement or consented to in writing (which may include electronic mail) by Buyer, neither the Company nor any of its Subsidiaries shall, during the period from the date of this Agreement and continuing until the Effective Time or earlier termination of this Agreement:

(a)    Stock. Other than pursuant to the Company Equity Awards outstanding as of the date of this Agreement and listed on the Company Disclosure Schedule, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock, any Rights, or any securities (including units of beneficial ownership interest in any partnership or limited liability company), (ii) enter into any agreement with respect to the foregoing, (iii) other than as set forth on Company Disclosure Schedule 5.01(a), accelerate the vesting of any existing Rights, or (iv) change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, or any Rights issued and outstanding prior to the Effective Time, as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities.

(b)    Dividends; Other Distributions. Make, declare, set aside or pay any dividends on or make other distributions (whether in cash or otherwise) in respect of any of its capital stock, except (i) dividends by Subsidiaries of the Company to the Company, the Subsidiary’s parent or another Subsidiary of the Company, (ii) a regular quarterly cash dividend of $0.10 per share of Company Common Stock, with dividend record and payment dates, subject to Section 5.24, consistent with past practice, and (iii) regular distributions on outstanding trust preferred securities issued by 1st Constitution Capital Trust II (the “Company TPS”) in accordance with the terms of the Company TPS.

(c)    Compensation; Employment Agreements, Etc. Enter into or amend or renew any employment, consulting, severance, retention, change-in-control or similar agreements or arrangements with any director, officer, or employee of the Company or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit or pay any incentive, commission or bonus payments, or grant any equity compensation except (i) for normal increases in the ordinary course of business, provided that such increases shall not result in an annual adjustment in total annual cash compensation of more than $7,500 for any individual, except for bonuses allowable under clause (iv) below, (ii) as may be required by applicable Law, (iii) to satisfy written contractual obligations existing as of the date of this Agreement and disclosed on Company Disclosure Schedule 5.01(c), if any, and (iv) bonus, commission and incentive compensation payments as described on Company Disclosure Schedule 5.01(c). Notwithstanding anything to the contrary contained in this Section 5.01(c), neither the Company nor any of its Subsidiaries shall provide compensation of any type to any “disqualified individual” to the extent such compensation would reasonably be expected to constitute an “excess parachute payment” as defined in Section 280G of the Code.

(d)    Hiring; Promotions. Hire any person as an employee of the Company or any of its Subsidiaries, except for at will employees at an initial annual rate of salary not to exceed $100,000 unless Buyer, acting through its Chief Operating Officer, Chief Financial Officer, Chief Administrative Officer, Chief Human Resources Officer or their designee(s), consents in writing (which consent will not be unreasonably withheld, conditioned or delayed).

(e)    Benefit Plans. Enter into, establish, adopt, amend, modify or terminate, any Company Benefit Plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any related trust agreement (or similar arrangement), in respect of any current or former director, officer, or employee of the Company or any of its Subsidiaries (except (i) as may be required by or to make consistent with applicable Law, subject to the provision of prior written notice to and consultation with Buyer, (ii) to satisfy contractual obligations existing as of the date of this Agreement and set forth on Company Disclosure Schedule 5.01(e), (iii) as may be required by this Agreement, or (iv) renewals or replacements of expiring contracts, plans or arrangements, substantially consistent with the expiring contracts, plans or arrangements as set forth on Company Disclosure Schedule 5.01(e).

(f)    Transactions with Officers and Directors. Except pursuant to agreements or arrangements in effect on the date of this Agreement and set forth on Company Disclosure Schedule 5.01(f), pay, loan, or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation or business expense reimbursement in the ordinary course of business consistent with past practice.

(g)    Dispositions. Except as set forth on Company Disclosure Schedule 5.01(g), or in the ordinary course of business consistent with past practice, sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, other real estate owned, or cancel or release any indebtedness owed to the Company or any of its Subsidiaries.

(h)    Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits, or properties of any other entity.

(i)    Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice, including expenditures reasonably necessary to maintain existing assets in good repair, each in an amount not exceeding $150,000, unless Buyer, acting through its Chief Operating Officer, Chief Financial Officer, Chief Administrative Officer or their designee(s), consents in writing (which consent will not be unreasonably withheld, conditioned or delayed).

(j)    Governing Documents. Amend the Company’s Certificate of Incorporation or Bylaws or any equivalent documents of the Company or any of its Subsidiaries.

(k)    Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Laws or GAAP, or at the written direction of a Governmental Authority.

(l)    Contracts. Enter into, materially amend, modify, terminate or waive any material provision of, any Material Contract, Lease, or Insurance Policy.

(m)    Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which the Company or any of its Subsidiaries or directors or Executive Officers is a party or becomes a party after the date of this Agreement, which settlement or agreement involves payment by the Company or any of its Subsidiaries of an amount which exceeds $50,000 individually and/or would impose any material restriction on the business of the Company or any of its Subsidiaries unless Buyer, acting through its Chief Financial Officer or his designee(s), consents in writing; provided that, in connection with such settlement or agreement, such aggregate dollar amounts shall be exclusive of any amount of proceeds indirectly paid under any Insurance Policy, but inclusive of any amount of proceeds paid by the Company or any of its Subsidiaries as a deductible or retention; provided, further, that this Section 5.01(m) shall not apply to Tax matters, which shall be governed by Section 5.01(u).

(n)    Banking Operations. Enter into any new line of business, or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof or individual loans), except as required by applicable Law or policy imposed by any Governmental Authority.

(o)    Derivative Transactions. Enter into any Derivative Transaction other than in the ordinary course of business consistent with past practice.

(p)    Indebtedness. Incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, FHLB borrowings, or federal funds purchased, in each case in the ordinary course of business consistent with past practice) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person unless Buyer, acting through its Chief Financial Officer or his designee(s), consents in writing (which consent will not be unreasonably withheld, conditioned or delayed).

(q)    Investment Securities. Other than in the ordinary course of business and consistent with past practice, acquire (other than (i) by way of foreclosures or acquisitions in a bona fide fiduciary capacity or (ii) in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment.

(r)    Deposits. Make any material changes to deposit pricing that are not in the ordinary course of business consistent with recent past practice unless Buyer, acting through its Chief Financial Officer or his designee(s), consents in writing (which consent will not be unreasonably withheld, conditioned or delayed).

(s)    Loans. Make or commit to make any new loan or other extension of credit in an amount in excess of $10,000,000, or renew any credit facilities existing on the date of this Agreement in an amount in excess of $15,000,000; provided that lines of credit to existing mortgage warehouse customers may be renewed in amounts up to and including $25,000,000; provided, further, that any shared national credit extended during the period from the date of this Agreement and continuing until the Effective Time or earlier termination of this Agreement must be made in accordance with Company Bank’s existing policy with respect to such credits, and Company Bank shall not enter into any new arrangement with respect to such credits except for arrangements with respect to which the borrower or its affiliate is party to an existing shared national credit with Company Bank. For any proposed loan or extension of credit in excess of such amount for which the Company shall seek the prior consent of Buyer, the Company shall send the credit write-up for the proposed credit by secure e-mail to Buyer Bank’s Chief Credit Officer (tstackhouse@lakelandbank.com), Chief Lending Officer (jrath@lakelandbank.com), or Chief Risk Officer (jnigro@lakelandbank.com), with a copy to Buyer’s Chief Executive Officer (tshara@lakelandbank.com); and if Buyer has not (i) objected in writing to the proposed credit or (ii) requested reasonable additional information on the proposed credit, within two (2) Business Days of receipt of the credit write-up, Buyer shall be deemed to have consented to the origination of such credit. If the Company sends additional information on the proposed credit to Buyer, and Buyer does not (i) request any further additional information on the proposed credit or (ii) object in writing to the proposed credit, within two (2) Business Days of receipt of the initial additional information, Buyer shall be deemed to have consented to the origination of such credit. Any objection or request for additional information shall be sent by secure e-mail to Company Bank’s Chief Lending Officer, John T. Andreacio (email address: jandreacio@1stconstitution.com) and with a copy to the Company’s Chief Executive Officer, Robert F. Mangano (email address: rfm@1stconstitution.com). Notwithstanding anything to the contrary in this Section 5.01(s), one 90-day extension of any type loan of any amount may be granted if such loan is rated “watch or pass.”

(t)    Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu of foreclosure.

(u)    Taxes. (i) Make or change any income Tax election, file any amended Tax Return, enter into any closing agreement, settle or compromise any liability with respect to Taxes, agree to any adjustment of any Tax attribute, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; or (ii) knowingly take any action that could reasonably be expected to prevent or impede the Merger or Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(v)    Adverse Actions. Take any action or fail to take, or adopt any resolutions of its Board of Directors in support of, any action that is intended or is reasonably likely to result in (i) a material delay in the consummation of the Merger or the transactions contemplated by this Agreement, (ii) any material impediment to the Company’s ability to consummate the Merger or the transactions contemplated by this Agreement, (iii) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (iv) any of the conditions to the Merger set forth in Article VI not being satisfied, (v) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable Law or regulation, or (vi) a material adverse effect on, or a material delay in, the ability of the Company or Buyer to obtain any Regulatory Approval or any necessary approvals, consents or waivers of any Governmental Authority or third party required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction.

(w)    Capital Stock Purchase. Directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except for the withholding of shares of Company Common Stock in satisfaction of the Taxes or the exercise price (if any) upon the vesting, exercise or settlement of the Company Equity Awards in respect of Company Common Stock.

(x)    Restructuring. Except as set forth on Company Disclosure Schedule 5.01(x), merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries.

(y)    Facilities. Except as required by applicable Law or otherwise expressly contemplated by this Agreement, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility, or automated banking facility.

(z)    Loan Workouts. Compromise, resolve, or otherwise “work out” any delinquent or troubled loan, other than (i) any loan workout in the ordinary course of business, consistent with Company Bank’s current policies and procedures and recent past practice, or (ii) unless Buyer, acting through its Chief Lending Officer, Chief Credit Officer, Chief Risk Officer or their designee(s), first consents in writing (which consent will not be unreasonably withheld, conditioned or delayed).

(aa)    Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.02    Covenants of Buyer.

(a)    Affirmative Covenants. From the date of this Agreement until the Effective Time, except as expressly contemplated or permitted by this Agreement, or as required by applicable Law, Buyer will use reasonable best efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the service of its officer and key employees.

(b)    Negative Covenants. From the date of this Agreement until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of the Company, Buyer will not, and will cause each of its Subsidiaries not to:

(i)    Adverse Actions. Take any action or fail to take any action that is intended or is reasonably likely to result in (A) a material delay in the consummation of the Merger or the transactions contemplated by this Agreement, (B) any material impediment to Buyer’s ability to consummate the Merger or the transactions contemplated by this Agreement, (C) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (D) any of the conditions to the Merger set forth in Article VI not being satisfied, (E) a material violation of any provision of this Agreement except, in each case, as may be required by applicable Law or regulation, or (F) a material adverse effect on, or a material delay in, the ability of the Company or Buyer to obtain any Regulatory Approval or any necessary approvals, consents or waivers of any Governmental Authority or third party required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction.

(ii)    Certificate of Incorporation and Bylaws. Amend the Buyer Certificate of Incorporation or Bylaws of Buyer in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or materially and adversely change the rights, terms or preferences of the Buyer Common Stock.

(iii)    Tax Free Reorganization. Knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the Merger or Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(iv)    Acquisition. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits, or properties of any entity whose (1) assets exceed 20% of Buyer’s consolidated assets as of the date of this Agreement, or (2) gross revenues for the year ended December 31, 2020 exceed 20% of Buyer’s consolidated gross revenues for the year ended December 31, 2020.

(v)    Stock. Adjust, split, combine or reclassify any capital stock of Buyer or make, declare or pay any extraordinary dividend on any capital stock of Buyer.

(vi)    Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.03    Commercially Reasonable Effort. Subject to the terms and conditions of this Agreement, each of the Parties agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated by this Agreement as promptly as practicable, including the satisfaction of the conditions set forth in Article VI of this Agreement, and shall cooperate fully to that end.

Section 5.04    Shareholder Approval.

(a)    The Company agrees to take, in accordance with applicable Law, the Certificate of Incorporation of the Company and the Bylaws of the Company, all action necessary to convene a meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by the Company’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Company Meeting”) and, subject to Section 5.09, shall take all lawful action to solicit shareholder approval. The Company agrees to use commercially reasonable efforts to convene the Company Meeting as soon as practicable after the Registration Statement has been declared effective. Except with the prior approval of Buyer or as required by applicable law, no other matters shall be submitted for the approval of the Company shareholders at the Company Meeting. The Company’s Board of Directors shall at all times prior to and during the Company Meeting recommend approval of this Agreement by the shareholders of the Company and shall not withhold, withdraw, amend, or modify its recommendation in any manner adverse to Buyer or take any other action or make any other public statement inconsistent with its recommendation, except as and to the extent expressly permitted by Section 5.09 (a “Change in Recommendation”). Notwithstanding any Change in Recommendation, and unless this Agreement has been terminated in accordance with its terms, the Company shall submit this Agreement to its shareholders for their consideration at the Company Meeting and nothing in this Agreement shall relieve the Company of the obligation to do so. The Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer.

(b)    Buyer agrees to take, in accordance with applicable Law, the Certificate of Incorporation of Buyer and the Bylaws of Buyer, all action necessary to convene a meeting of its shareholders to consider and vote upon the Buyer Share Issuance and any other matters required to be approved by Buyer’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Buyer Meeting”) and shall take all lawful action to solicit shareholder approval. Buyer agrees to use commercially reasonable efforts to convene the Buyer Meeting on a date following the Company Meeting as soon as practicable after the Registration Statement has been declared effective. Except with the prior approval of the Company or as required by applicable Law, no other matters shall be submitted for the approval of Buyer shareholders at the Buyer Meeting. Subject to its fiduciary duties, Buyer’s Board of Directors shall at all times prior to and during the Buyer Meeting recommend approval of the Buyer Share Issuance by the shareholders of Buyer and, unless its fiduciary duties otherwise require, shall not withhold, withdraw, amend, or modify its recommendation in any manner adverse to the Company or take any other action or make any other public statement inconsistent with their recommendation. Buyer shall keep the Company updated with respect to the proxy solicitation results in connection with the Buyer Meeting as reasonably requested by the Company.

(c)    Each of Buyer and the Company shall use its reasonable best efforts to cause the Buyer Meeting and the Company Meeting to occur as soon as reasonably practicable after the Registration Statement has been declared effective and on the same date, with the Company Meeting occurring prior to the Buyer Meeting.

Section 5.05    Registration Statement; Joint Proxy Statement-Prospectus; NASDAQ Listing.

(a)    Buyer and the Company agree to cooperate in the preparation of the Registration Statement to be filed by Buyer with the SEC in connection with the issuance of the Buyer Common Stock in the Merger (including the Joint Proxy Statement-Prospectus and all related documents). Each of Buyer and the Company agree to use commercially reasonable efforts to cause the Registration Statement to be filed with the SEC within sixty (60) days after the date of this Agreement and to be declared effective by the SEC as promptly as reasonably practicable after its filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions it contemplates. Buyer also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. The Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents, and letters from the financial advisor and the Company’s independent auditors in connection with the Registration Statement and the Joint Proxy Statement-Prospectus. After the Registration Statement is declared effective under the Securities Act, (i) the Company, at its own expense, shall promptly mail or cause to be mailed the Joint Proxy Statement-Prospectus to its shareholders, and (ii) Buyer, at its own expense, shall promptly mail or cause to be mailed the Joint Proxy Statement-Prospectus to its shareholders.

(b)    Buyer will promptly notify the Company when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c)    The Joint Proxy Statement-Prospectus and the Registration Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and their implementing rules and regulations. Buyer will notify the Company promptly upon the receipt of any comments (whether written or oral) from the SEC or its staff and of any request by the SEC or its staff or any government officials for amendments or supplements to the Registration Statement, the Joint Proxy Statement-Prospectus, or for any other filing or for additional information and will supply the Company with copies of all correspondence between Buyer or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Joint Proxy Statement-Prospectus, the Merger, or any other filing. If at any time prior to the Company Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Joint Proxy Statement-Prospectus or the Registration Statement, the Company and Buyer shall use their commercially reasonable efforts to promptly prepare, file with the SEC (if required under applicable Law) and mail to the Company shareholders and Buyer shareholders amended or supplemental disclosure.

(d)    Buyer and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement-Prospectus, the Registration Statement, any filing pursuant to Rule 165 or Rule 425 under the Securities Act (collectively, the “Filing Documents”) and any other statement, filing, notice or application made by or on behalf of Buyer, the Company or any of their respective Subsidiaries to any Governmental Authority in connection with the transactions contemplated by this Agreement. Each Party agrees to promptly to advise the other if, at any time prior to the Company Meeting or the Buyer Meeting, as the case may be, any information provided by such Party for the Filing Documents becomes incorrect or incomplete in any material respect and promptly to provide the other Party with the information needed to correct such inaccuracy or omission. Buyer shall promptly furnish the Company with such supplemental information as may be necessary in order to cause the Filing Documents, insofar as they relate to Buyer and its Subsidiaries, to comply with all applicable legal requirements. The Company shall promptly furnish Buyer with such supplemental information as may be necessary in order to cause the Filing Documents, insofar as they relate to the Company and its Subsidiaries, to comply with all applicable legal requirements.

(e)    Buyer will provide the Company and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Joint Proxy Statement-Prospectus and all responses to requests for additional information by and replies to comments of the SEC prior to filing them with the SEC, and will provide the Company and its counsel with a copy of all SEC filings.

(f)    Buyer agrees to use commercially reasonable efforts to list, prior to the Effective Time, on NASDAQ the shares of Buyer Common Stock to be issued in connection with the Merger, subject to official notice of issuance prior to the Effective Time.

Section 5.06    Regulatory Filings; Consents.

(a)    Each of Buyer and the Company and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts (i) to promptly prepare all documentation (including the Joint Proxy Statement-Prospectus), to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, all Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the transactions contemplated by this Agreement to be consummated as expeditiously as practicable (including by avoiding or setting aside any preliminary or permanent injunction or other order of any United States federal or state court of competent jurisdiction or any other Governmental Authority); provided, however, that in no event shall Buyer be required to agree to any prohibition, limitation, or other requirement which would prohibit or materially limit the ownership or operation by Buyer or any of its Subsidiaries, of all or any material portion of the business or assets of the Company or any of its Subsidiaries or Buyer or its Subsidiaries, or compel Buyer or any of its Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its Subsidiaries or Buyer or any of its Subsidiaries or otherwise reasonably be expected to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Burdensome Conditions”). Buyer and the Company will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition, or any other statement made by or on behalf of Buyer or the Company to any Governmental Authority in connection with the transactions contemplated by this Agreement (each, a “Regulatory Application”). Each Party agrees to promptly advise the other if, at any time prior to the Effective Time, any information provided by such Party for such Regulatory Application becomes incorrect or incomplete in any material respect and promptly to provide the other Party with the information needed to correct such inaccuracy or omission. Buyer shall promptly furnish the Company with such supplemental information as may be necessary in order to cause each Regulatory Application, insofar as it relates to Buyer and its Subsidiaries, to comply with all applicable legal requirements. The Company shall promptly furnish Buyer with such supplemental information as may be necessary in order to cause each Regulatory Application, insofar as it relates to the Company and its Subsidiaries, to comply with all applicable legal requirements. Provided that the Company has cooperated as required by this Agreement, Buyer agrees to use commercially reasonable efforts to file the requisite applications with the FDIC and the NJDOBI within sixty (60) days after the date of this Agreement. Each Party shall have the right to review and approve in advance all characterizations of the information relating to it and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority, and Buyer and the Company shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing, in each case subject to applicable Laws relating to the exchange of information.

(b)    The Company will notify Buyer promptly and shall promptly furnish Buyer with copies of notices or other communications or summaries of oral communications received by the Company or any of its Subsidiaries of (i) any communication, written or oral, from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication, written or oral, from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its representatives), and (iii) any legal actions threatened or commenced against or otherwise affecting the Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response from the Company, its Subsidiaries or its representatives). With respect to any of the foregoing, the Company will consult with Buyer and its representatives so as to permit the Company and Buyer and their respective representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

(c)    Buyer will notify the Company promptly and shall promptly furnish the Company with copies of notices or other communications or summaries of oral communications received by Buyer or any of its Subsidiaries of (i) any communication, written or oral, from any Person alleging that the consent of that Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response from Buyer or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication, written or oral, from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response from Buyer or its representatives), and (iii) any legal actions threatened or commenced against or otherwise affecting Buyer or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response from Buyer, its Subsidiaries or its representatives).

Section 5.07    Publicity. Buyer and the Company shall consult with each other before issuing any press release with respect to this Agreement or the transactions it contemplates and shall not issue any such press release or make any such public statement without the prior consent of the other Party, which shall not be unreasonably delayed, conditioned or withheld; provided, however, that a Party may, without the prior consent of the other Party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by applicable Law. Without limiting the preceding sentence, Buyer and the Company shall (i) cooperate to develop all public announcement materials; and (ii) make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other. In addition, the Company and its Subsidiaries shall coordinate with Buyer regarding all communications with customers, suppliers, employees, shareholders, and the community in general related to the transactions contemplated by this Agreement.

Section 5.08    Access; Information.

(a)    Subject to Section 9.06 of this Agreement, the Company and Buyer agree that upon reasonable notice and subject to applicable Laws (including the Pandemic Measures) relating to the exchange of information, each shall afford the other Party and its officers, employees, counsel, accountants, and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to its books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, and personnel and to such other information relating to it as the other Party may reasonably request and, during such period, shall furnish promptly to the other Party all information concerning its business, properties, and personnel as the other Party may reasonably request. Notwithstanding the foregoing, neither the Company nor Buyer shall be required to provide access to or to disclose information, where access or disclosure could reasonably be expected to (i) violate the rights of such entity’s customers, (ii) jeopardize the attorney-client privilege of the entity in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the Parties), (iii) result in the disclosure of any trade secrets of third parties; (iv) violate any obligation of the Company or Buyer with respect to confidentiality (provided that the Party who owes an obligation of confidentiality makes a reasonable effort to obtain a waiver of such obligation) including with respect to disclosure of regulatory examination ratings or other confidential supervisory information, or violate any fiduciary duty of the Company or Buyer; (v) interfere with the prudent operation of such entity; or (vi) contravene any applicable Law, rule, regulation, order, judgment, decree, or binding agreement entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(b)    No investigation by a Party or its Representatives shall be deemed to modify or waive any representation, warranty, covenant, or agreement of the other Party set forth in this Agreement, or the conditions to the respective obligations of Buyer and the Company to consummate the transactions contemplated by this Agreement.

Section 5.09    No Solicitation; Superior Proposals.

(a)    Subject to the terms of this Section 5.09 (including, without limitation, Section 5.09(b)), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company and its Subsidiaries shall not, and the Company and its Subsidiaries shall use their best efforts to cause their respective representatives not to, initiate, solicit or knowingly encourage or facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Third Person relating to, any Acquisition Proposal, except to notify such Third Person of the existence of the provisions of this Section 5.09. Subject to the terms of this Section 5.09, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company will (x) immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any Third Person with respect to any Acquisition Proposal, (y) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or any of its Affiliates or Representatives is a party, and (z) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Board of Directors of the Company (or any committee thereof) (unless the Board of Directors of the Company has determined in good faith, after consultation with its outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law).

(b)    Notwithstanding anything to the contrary set forth in this Section 5.09, in the event that, after the date of this Agreement and prior to the receipt of the Requisite Company Shareholder Approval, (i) the Company receives an unsolicited bona fide Acquisition Proposal from a Third Person, and (ii) the Company’s Board of Directors concludes in good faith (A) that, after consulting with its financial advisor and outside counsel, such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and (B) that, after considering the advice of outside counsel, failure to take such actions would be contrary to its fiduciary duties to the Company’s shareholders under applicable Law, the Company may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions with respect to such Acquisition Proposal; provided that, prior to or concurrently with providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have provided such information to Buyer and shall have entered into an Acceptable Confidentiality Agreement with such Third Person.

(c)    The Board of Directors of the Company shall not (i) (A) withhold, withdraw, or modify or refuse to make the Company Board Recommendation or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal, or (ii) cause or permit the Company or any of its Subsidiaries to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (other than an Acceptable Confidentiality Agreement) relating to any Superior Proposal. Notwithstanding the foregoing, the Board of Directors of the Company may, prior to the receipt of the Requisite Company Shareholder Approval, take any of the actions specified in items (i) and (ii) of the preceding sentence (a “Company Subsequent Determination”) after the fourth (4th) Business Day following Buyer’s receipt of a written notice (the “Notice of Superior Proposal”) from the Company (A) advising that the Board of Directors of the Company has decided that a bona fide written Acquisition Proposal that it received (that did not result from a breach of this Section 5.09 or from an action by a Representative of the Company or its Subsidiaries that would have been such a breach if committed by the Company or its Subsidiaries) constitutes a Superior Proposal (it being understood that the Company shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal that the Company proposes to accept), (B) specifying the material terms and conditions of, and the identity of the Third Person making, such Superior Proposal, and (C) containing an unredacted copy of the relevant transaction agreements with the Third Person making such Superior Proposal, if, but only if, the Board of Directors of the Company has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would be contrary to its fiduciary duties to the Company’s shareholders under applicable Law and that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that are committed to in writing by Buyer pursuant to this Section 5.09(c).

(d)    In addition to the obligations of the Company set forth elsewhere in this Section 5.09, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII or the Effective Time, in the event that the Company or any of its Subsidiaries or any of their respective Representatives receives (x) any Acquisition Proposal or (y) any request for non-public information or to engage in negotiations that the Board of Directors of the Company believes is reasonably likely to lead to or that contemplates an Acquisition Proposal, the Company promptly (and in any event within one Business Day after the day upon which the President and Chief Executive Officer of the Company becomes aware of receipt of such Acquisition Proposal or request) shall advise Buyer in writing of the existence of the matters described in clause (x) or (y), together with the material terms and conditions of such Acquisition Proposal or request and the identity of the Third Person making any such Acquisition Proposal or request, and the Company shall thereafter keep Buyer reasonably well informed in all material respects of the status (including after the occurrence of any material amendment or modification) of any such Acquisition Proposal or request.

(e)    Nothing contained in this Section 5.09 shall prohibit the Company from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including Rule 14a-9, 14d-9 or 14e-2 promulgated under the Exchange Act, or, (ii) making any disclosure to the Company’s shareholders if, after consultation with its outside legal counsel, the Company determines that such disclosure would be necessary or advisable under applicable Law; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed to be a Change in Recommendation unless it is limited to a “stop, look, and listen” communication or the Board of Directors of the Company reaffirms the recommendation referred to in this Section 5.09 in such disclosure and does not recommend that the Company shareholders tender their shares, or (ii) informing any Person of the existence of the provisions contained in this Section 5.09.

Section 5.10    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, Buyer (the “Indemnifying Party”) shall indemnify and hold harmless, each present and former director or officer of the Company and its Subsidiaries, or who serves or has served at the request of the Company as a director, officer, employee, trustee or other agent of any other Person (the “Indemnified Parties”) and any person who becomes an Indemnified Party between the date of this Agreement and the Effective Time, against any and all costs or expenses (including reasonable costs of investigation and reasonable fees and disbursements of legal counsel and other advisers and experts), judgments, fines, penalties, losses, claims, damages or liabilities and amounts paid in settlement, asserted against, incurred by or imposed upon any Indemnified Party based in whole or in part, or arising in whole or in part out of, or pertaining to the fact that such Indemnified Party was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee, trustee or other agent of any other Person or in any capacity with respect to any employee benefit plan of the Company, including without limitation any matters arising in connection with or related to the negotiation, execution, and performance of this Agreement or any of the transactions it contemplates, to the full extent to which such Indemnified Parties would be entitled to be indemnified under the Certificate of Incorporation and Bylaws of the Company as in effect on the date of this Agreement as though such Certificate of Incorporation and Bylaws continue to remain in effect after the Effective Time and as permitted by applicable Law. Buyer shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent as would have been permitted by the Company under the Company’s Certificate of Incorporation, upon receipt of an undertaking to repay such advance payments if such officer, director or employee shall be adjudicated or determined to be not entitled to indemnification in accordance with the Company’s Certificate of Incorporation. Buyer’s obligations under this Section 5.10(a) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(b)    Any Indemnified Party wishing to claim indemnification under this Section 5.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party and, if so, only to the extent of such actual prejudice. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by the Indemnified Parties in connection with the defense, except that if the Indemnifying Party elects not to assume defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements are received, the reasonable fees and expenses of counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the use of one counsel for multiple Indemnified Parties would present such counsel with a conflict of interest that is not waived), (ii) the Indemnified Parties shall cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party is prohibited by applicable Laws and regulations.

(c)    The Surviving Entity shall maintain in effect for six years after the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company and Company Bank with respect to directors and officers of the Company and Company Bank (provided that the Surviving Entity may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Entity be required to expend pursuant to this Section 5.10(c) more than an amount equal to 300% of current annual premiums paid by the Company for such insurance and, in the event the cost of such coverage shall exceed that amount, the Surviving Entity shall purchase as much coverage as possible for such amount. The provisions of this Section 5.10(c) shall be deemed to have been satisfied if prepaid “tail” policies with the same terms, conditions and coverage as indicated above have been obtained by the Company for purposes of this Section 5.10 from carriers with the same or better rating as the carrier of such insurances as of the date of this Agreement. The Surviving Entity shall keep such coverage in effect after the Effective Time.

(d)    If Buyer or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 5.10.

(e)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, and that the indemnification of this Section 5.10 is not a substitute for any claims under any policies.

(f)    Any indemnification payments made pursuant to this Section 5.10 are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. § 1828(k)) and the regulations promulgated by the FDIC (12 C.F.R. Part 359).

Section 5.11    Employees; Benefit Plans.

(a)    All Company Employees who remain employed by the Company or any of its Subsidiaries as of the Effective Time shall be subject to Buyer Bank’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures, and satisfactory employment performance. In addition, the Company agrees, upon Buyer’s reasonable request, to facilitate discussions between Buyer and Company Employees regarding employment, consulting, or other arrangements to be effective prior to or following the Merger. Any interaction between Buyer and Company Employees shall be coordinated by the Company.

(b)

(i)    Company Employees (other than those who are parties to an employment, change of control, or other type of agreement which provides for severance) as of the date of this Agreement who remain employed by the Company or any of its Subsidiaries as of the Effective Time and whose employment is terminated by Buyer (absent termination for cause as determined by the employer) within one year after the Effective Time shall, subject to the execution by each Company Employee of a standard release, substantially in the form set forth in Buyer Disclosure Schedule 5.11(b), in favor of Buyer (if Buyer, in its discretion, requests that a release be signed), receive severance pay in an amount equal to the greater of (i) the amount set forth on Company Disclosure Schedule 5.11(b), or (ii) four weeks of base compensation, in each case to be paid in accordance with the normal and regular payroll practice and the policy of the Company.

(ii)    During the period commencing at the Effective Time and ending on the date which is twelve (12) months from the Effective Time (or if earlier, the date of the employee’s termination of employment with Buyer and its Subsidiaries), Buyer shall cause the Surviving Entity and each of its Subsidiaries, as applicable, to provide the Company Employees who remain employed immediately after the Effective Time with annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) that are, in the aggregate, no less favorable than the annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) provided by Buyer for similarly situated employees of Buyer or Buyer Bank.

(c)    Following the Closing Date, Buyer may choose to maintain any or all of the Company Benefit Plans in its sole discretion, subject to the next sentence of this Section 5.11(c). For any Company Benefit Plan terminated for which there is a comparable Buyer Benefit Plan of general applicability, Company Employees shall be entitled to participate in the Buyer Benefit Plan to the same extent as similarly situated employees of Buyer or Buyer Bank (it being understood that inclusion of the Company Employees in Buyer Benefit Plans may occur, if at all, at different times with respect to different plans). With respect to a comparable Buyer Benefit Plan, for purposes of determining eligibility to participate, vesting, entitlement to benefits and vacation entitlement (but not for accrual of benefits under any Buyer Benefit Plans, including any post-retirement welfare benefit plan of Buyer, but excluding any severance, vacation and/or paid time off plans), service by a Company Employee shall be recognized to the same extent such service was recognized immediately prior to the Effective Time under a comparable Plan in which such Company Employee was a participant immediately before the Effective Time, or if there is no such comparable employee benefit plan, to the same extent such service was recognized under the Company 401(k) Plan immediately prior to the Effective Time to the extent applicable; provided, however, that such service shall not be recognized to the extent such recognition would result in a duplication of benefits.

(d)    Notwithstanding the foregoing, no coverage of any Company Employees who remain employed by the Company or any of its Subsidiaries as of the Effective Time or their dependents shall terminate under any of the Company’s health care plans prior to the time such employees or their dependents, as applicable, become eligible to participate in the health plans, programs and benefits common to similarly situated employees of Buyer or Buyer Bank and their dependents and, consequently, no such employees shall experience a gap in health care benefit coverage. If employees of the Company or any of its Subsidiaries become eligible to participate in a medical, dental, or health plan of Buyer or Buyer Bank upon termination of a similar plan of the Company or any of its Subsidiaries, Buyer shall cause each plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health, or dental plans of Buyer or Buyer Bank, (ii) use commercially reasonable efforts to provide full credit under such plans for any deductible, co-payment, and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the plan year prior to participation, and (iii) use commercially reasonable efforts to waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to the employee on or after the Effective Time, in each case to the extent the employee had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time for the plan year in which the Effective Time occurs.

(e)    Buyer shall honor, and the Surviving Entity shall continue to be obligated to perform, in accordance with their terms, all vested benefit obligations to, and contractual rights of, current and former employees and directors of the Company existing as of the Effective Time, as well as all employment, severance, deferred compensation, retirement or “change-in-control” agreements, plans, or policies of the Company but only if such obligations, rights, agreements, plans or policies, which are individually or in the aggregate material, are set forth on the Company Disclosure Schedule. Buyer acknowledges that the consummation of the Merger will constitute a “Change in Control” of the Company for purposes of any benefit plans, agreements, and arrangements of the Company that provide for a Change in Control. Without limiting the generality of the foregoing:

(i)     Buyer acknowledges and agrees that (A) the Company is party to the employment agreements and change in control agreements set forth on Company Disclosure Schedule 5.11(e)(i) (the “Change in Control Agreements”); (B) each of the Change in Control Agreements provides for the severance payments and benefits set forth in such agreements and summarized on Company Disclosure Schedule 5.11(e)(i); (C) the consummation of the Merger and the other transactions contemplated hereby shall constitute a “Change in Control” under each of the Change in Control Agreements; and (D) following the Effective Time, Buyer shall honor the obligations of the Company or any successor under the Change in Control Agreements;

(ii)    Company shall use commercially reasonable efforts to pay, or cause to be paid, on the Closing Date the lump sum severance payments set forth on Company Disclosure Schedule 5.11(e)(ii) to the Company Employees listed on such schedule, which are due and payable under each such Company Employee’s Change in Control Agreement upon a termination by such Company Employee for any reason in connection with, or within 12 months after, a Change in Control; and

(iii)    Buyer and the Company agree that the Company will terminate the 1st Constitution Bancorp 2005 Supplemental Executive Retirement Plan, effective as of January 1, 2005 and the 1st Constitution Bancorp Supplemental Executive Retirement Plan, dated as of October 1, 2002, as amended, pursuant to Treasury Regulation Section 1.409A-3(j)(4)(ix)(B) (collectively, the “SERPs”), effective as of the Closing Date, and to distribute the value of the SERP Benefit amounts as set forth on Company Disclosure Schedule 5.11(e)(iii), less any applicable withholding, to the participants at Closing.

(f)    Nothing in this Agreement shall limit the ability of Buyer or Buyer Bank to amend or terminate any of the Company Benefit Plans or Buyer Benefit Plans in accordance with their terms at any time after the Effective Time, subject to vested rights of employees and directors that may not be terminated pursuant to the terms of the Company Benefit Plans or Buyer Benefit Plans.

(g)    In the event that Buyer or Buyer Bank terminates or lays off a sufficient number of employees following the Effective Time to trigger a notice requirement under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable Law (“WARN Act”) with respect to (i) Company Employees employed during the 90-day period preceding the Effective Time, and (ii) Company Employees employed by Buyer or Buyer Bank after the Effective Time, Buyer shall be solely responsible for compliance with, and any liabilities incurred pursuant to, the WARN Act. The Company shall cooperate in providing information reasonably requested by Buyer that is necessary for Buyer to prepare and distribute notices that Buyer may desire to provide prior to the Effective Time under the WARN Act.

(h)    Nothing in this Section 5.11, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.11. Without limiting the foregoing, no provision of this Section 5.11 will create any third party beneficiary rights in any current or former employee, director, or consultant of the Company or its Subsidiaries in respect of continued employment (or resumed employment) or any other matter. Nothing in this Section 5.11 is intended (i) to amend any Company Benefit Plan or any

Buyer Benefit Plan, (ii) interfere with Buyer’s or the Surviving Entity’s right from and after the Closing Date to amend or terminate any Company Benefit Plan or Buyer Benefit Plan or (iii) interfere with Buyer’s or the Surviving Entity’s right from and after the Effective Time to terminate the employment or provision of services by any director, employee, independent contractor, or consultant.

(i)    If requested by Buyer in writing reasonably prior to the Effective Time, the Company shall cause the Company’s 401(k) plan to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. If Buyer requests that the Company’s 401(k) plan be terminated, the Company and Buyer shall use commercially reasonable efforts to take any and all actions as may be required, including adopting amendments to Company’s 401(k) plan and/or Buyer’s 401(k) plan, to permit Company Employees who are employed by Buyer or Buyer Bank following the Effective Time to roll over any eligible rollover distributions in the Company’s 401(k) plan into Buyer’s 401(k) plan, excluding those related to plan loans under the Company’s 401(k) plan. Further, if Buyer requests that the Company’s 401(k) plan be terminated and to the extent permissible under applicable law, Buyer shall use commercially reasonable efforts, including adopting any amendments and coordinating with the third-party administrator of Buyer’s 401(k) plan, to establish an employer stock fund as part of Buyer’s 401(k) plan for the sole purpose of permitting Company Employees who are employed by Buyer or Buyer Bank following the Effective Time to make a one-time direct transfer of Buyer Common Stock which has been allocated to their respective Company 401(k) accounts as of the Effective Time to the Buyer’s 401(k) plan as soon practicable after the Effective Time; provided, however, that except as otherwise contemplated by this Section 5.11(i), no participant in Buyer’s 401(k) plan will be permitted to purchase additional shares of Buyer Common Stock through Buyer’s 401(k) plan or transfer additional assets into the employer stock fund of Buyer’s 401(k) plan.

Section 5.12    Notification of Certain Changes. Each of Buyer and the Company shall promptly advise the other Party of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect with respect to it or which it believes would reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement. Prior to the Effective Time (and on the date prior to the Closing Date), Buyer and the Company will supplement or amend their respective Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in such Disclosure Schedule which has been rendered materially inaccurate. No supplement or amendment to the Buyer Disclosure Schedule or the Company Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 6.02(a) or 6.03(b), or compliance by Buyer or the Company with the respective covenants and agreements.

Section 5.13    Current Information. During the period from the date of this Agreement to the Effective Time, the Company will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than monthly) with representatives of Buyer and to report the general status of the Company’s financial affairs and the ongoing operations of the Company and its Subsidiaries. Without limiting the foregoing, (A) the Company agrees to provide to Buyer

(i) a copy of each report filed by the Company or any of its Subsidiaries with a Governmental Authority (if permitted by applicable Law) within one (1) Business Day following its filing, and (ii) a consolidated balance sheet and a consolidated statement of operations, without related notes, within twenty (20) days after the end of each month, prepared in accordance with the Company’s current financial reporting practices, and (B) the Company shall provide Buyer, on a monthly basis, with a schedule of all new loans, leases, extensions of credit, and renewal loans, leases and extensions of credit, or any increase in any customer’s aggregate credit outstanding or lease commitment, and provide Buyer with a copy of, and the opportunity to discuss upon request, the relevant documentation for any loan, extension of credit, lease, or renewal.

Section 5.14    Transition; Informational Systems Conversion. From and after the date of this Agreement, Buyer and the Company shall use their commercially reasonable efforts to facilitate the integration of the Company with the business of Buyer following consummation of the transactions contemplated by this Agreement, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of the Company and each of its Subsidiaries (the “Information Systems Conversion”) to those used by Buyer, which planning shall include, but not be limited to: (a) discussion of third-party service provider arrangements of the Company and each of its Subsidiaries; (b) non-renewal, after the Effective Time, of personal property leases and software licenses used by the Company and each of its Subsidiaries in connection with systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time; provided, however, that the Company will not be required to take any actions or provide any information pursuant to this Section 5.14 that would, in the Company’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Buyer shall promptly reimburse the Company for any reasonable out-of-pocket fees, expenses, or charges that the Company may incur as a result of taking, at the request of Buyer, any action to facilitate the Information Systems Conversion.

Section 5.15    Access to Customers and Suppliers.

(a)    Access to Customers. The Company and Buyer will work together to promote good relations between Company Bank and its customers and to retain and grow Company Bank customer relationships prior to and after the Effective Time. The Company and Buyer agree that it may be advisable from and after the date of this Agreement for representatives of Company Bank and/or of Buyer Bank to meet with Company Bank customers to discuss the business combination and related transactions contemplated by this Agreement with Company Bank customers. Meetings with Company Bank customers will only occur with the express, prior permission of the Company Bank, will be arranged solely by Company Bank representatives, and will be jointly attended by representatives of both Company Bank and Buyer Bank. The Company, however, will not be required to take any actions or provide any information pursuant to this Section 5.15 that would, in the Company’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Nothing in this Section 5.15 shall be deemed to prohibit representatives of Company Bank and Buyer Bank to meet with and communicate with their respective customers that may also be customers of the other Party.

(b)    Access to Suppliers. From and after the date of this Agreement, the Company shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to suppliers of the Company and its Subsidiaries for the purpose of facilitating the integration of the Company and its business into that of Buyer. Any interaction between Buyer and the Company’s suppliers shall be coordinated by the Company. The Company shall have the right to participate in any discussions between Buyer and the Company’s suppliers.

Section 5.16    Environmental Investigations.

(a)    Subject to the terms of an access agreement to be mutually agreed to by the Parties, the Company agrees to cooperate with and grant access to an environmental consulting firm selected by Buyer and reasonably acceptable to the Company, during normal business hours (and at such other times as may be agreed), to any real property (including buildings or other structures) currently owned or operated by the Company or any of its Subsidiaries for the purpose of conducting non-invasive environmental investigations and studies which shall be conducted so as to eliminate or minimize to the greatest extent possible interference with the Company’s operation of its business. As set forth in the access agreement, Buyer shall maintain or cause to be maintained reasonably adequate insurance with respect to any such investigations conducted by Buyer and Buyer shall be required to restore each property to substantially its pre-assessment condition. All costs and expenses incurred in connection with any investigations and any restoration and clean up shall be borne solely by Buyer.

(b)    Buyer acknowledges and agrees that no invasive testing at any real property owned or operated by the Company, including, without limitation, a Phase II environmental study or any testing which would otherwise damage or disturb any portion of any real property shall be permitted without first obtaining the Company’s prior written consent, which consent shall not be unreasonably withheld. For the avoidance of doubt, in no event shall invasive sampling by Buyer be performed by, or results provided to, an LSRP as defined in N.J.A.C. 7:26C-1.3. Buyer shall not provide any Governmental Authority or any other Person with information concerning the environmental condition of any real property without obtaining the Company’s prior written consent thereto, which consent shall not be unreasonably withheld.

(c)    With respect to any information provided by the Company in connection with Buyer’s environmental investigations, Buyer acknowledges that the Company makes no representations regarding the accuracy or completeness of such information and Buyer shall rely solely upon its own Knowledge of any real property based on its investigations and its own inspections of the real property in determining its physical condition.

Section 5.17    ISRA. To the extent that the transactions contemplated by, or the properties subject to, this Agreement constitute an “industrial establishment” as defined in the Industrial Site Recovery Act, N.J.S.A. 13:lK-6 et seq., and the regulations promulgated thereunder (“ISRA”), the Company shall make all applicable submissions, provide all information and comply with all requirements of ISRA in connection with the transactions contemplated hereby.

Section 5.18    Shareholder Litigation and Claims.

(a)    In the event that any shareholder litigation related to this Agreement or the Merger or the other transactions contemplated by this Agreement is brought or, to the Company’s Knowledge, threatened, against the Company and/or the members of the Board of Directors of the Company prior to the Effective Time, the Company shall consult with Buyer regarding the defense or settlement of the litigation, and no such settlement shall be agreed to without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Company shall (i) promptly notify Buyer of any shareholder litigation brought, or threatened, against the Company and/or members of the Board of Directors of the Company, (ii) keep Buyer reasonably informed with respect to the litigation’s status, provided, however, that no information need to be provided if doing so would jeopardize the attorney-client privilege or contravene any applicable Law or binding agreement entered into prior to the date of this Agreement, and (iii) give Buyer the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation. The Company shall consult with Buyer regarding the selection of counsel to represent the Company in any such shareholder litigation.

(b)    In the event that any shareholder litigation related to this Agreement or the Merger or the other transactions contemplated by this Agreement is brought or, to Buyer’s Knowledge, threatened, against Buyer and/or the members of the Board of Directors of Buyer prior to the Effective Time, Buyer shall consult with the Company regarding the defense or settlement of the litigation, and no such settlement shall be agreed to without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Buyer shall (i) promptly notify the Company of any shareholder litigation brought, or threatened, against Buyer and/or members of the Board of Directors of Buyer, (ii) keep the Company reasonably informed with respect to the litigation’s status, provided, however, that no information need to be provided if doing so would jeopardize the attorney-client privilege or contravene any applicable Law or binding agreement entered into prior to the date of this Agreement, and (iii) give the Company the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation. Buyer shall consult with the Company regarding the selection of counsel to represent Buyer in any such shareholder litigation.

Section 5.19    Director Resignations. Subject to Section 5.26, the Company shall use commercially reasonable efforts to deliver to Buyer resignations of the directors of the Company, Company Bank, and any of their Subsidiaries requested in writing by Buyer at least five (5) Business Days prior to the Closing Date, with each such resignation to be effective as of the Effective Time.

Section 5.20    Third Party Consents. The Company shall use commercially reasonable efforts to obtain the Company Third Party Consents prior to Closing.

Section 5.21    Coordination.

(a)    The Company shall take any actions Buyer may reasonably request prior to the Effective Time to facilitate the consolidation of the operations of Company Bank with Buyer Bank, including, without limitation, the preparation and filing of all documentation that is necessary or desirable to obtain all permits, consents, approvals and authorizations of third parties or

Governmental Authorities to close and/or consolidate any Buyer Bank or Company Bank branches or facilities. The Company shall give due consideration to Buyer’s input, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Buyer nor Buyer Bank shall under any circumstance be permitted to exercise control of the Company or any of its Subsidiaries prior to the Effective Time. The Company shall permit representatives of Buyer Bank to be onsite at Company Bank during normal business hours to facilitate consolidation of operations and assist with any other coordination efforts as necessary.

(b)    Upon Buyer’s reasonable request after the Determination Date (and prior to the Effective Time) and consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations, (i) the Company and its Subsidiaries shall modify or change their loan, OREO, accrual, reserve, tax, litigation, and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Buyer and (ii) the Company shall make such accruals under the Company Benefit Plans as Buyer may reasonably request to reflect the benefits payable under such Company Benefit Plans upon the completion of the Merger. Notwithstanding the foregoing, no such modifications, changes, or divestitures of the type described in this Section 5.21(b) need be made prior to the satisfaction of the conditions set forth in Sections 6.01(a) and 6.01(b).

(c)    The Company shall, consistent with GAAP and regulatory accounting principles, use their commercially reasonable efforts to implement at Buyer’s request internal control procedures which are consistent with Buyer’s and Buyer Bank’s current internal control procedures to allow Buyer to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act, provided, however, that no such modifications, changes, or divestitures need be made prior to the satisfaction of the conditions set forth in Sections 6.01(a) and 6.01(b).

(d)    No accrual or reserve or change in policy or procedure made by the Company or any of its Subsidiaries pursuant to this Section 5.21 shall constitute or be deemed to be a breach, violation, of or failure to satisfy any representation, warranty, covenant, agreement, condition, or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation, or failure to satisfy shall have occurred. The recording of any such adjustment shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of the Company or its management with any such adjustments.

(e)    Subject to Section 5.21(b), Buyer and the Company shall cooperate (i) to minimize any potential adverse impact to Buyer under ASC 805, and (ii) to maximize potential benefits to Buyer and its Subsidiaries under Code Section 382 in connection with the transactions contemplated by this Agreement, in each case consistent with GAAP, the rules and regulations of the SEC, and applicable banking Laws.

Section 5.22    Assumption of Indenture. Prior to Closing, the Company and Buyer shall take all actions necessary for Buyer to enter into a supplemental indenture with the trustee under the Indenture, dated as of June 15, 2006 (the “Indenture”), relating to the Company’s outstanding floating-rate junior subordinated debt securities due June 15, 2036 (the “Debt Securities”) to evidence the succession of Buyer as of the Effective Time. Pursuant to such supplemental indenture, Buyer will agree to assume the covenants, agreements and obligations of the Company under the Indenture, including the obligation to make all payments when due in respect of the Debt Securities.

Section 5.23    Stock Exchange De-listing. Prior to the Closing Date, the Company shall cooperate with Buyer and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the de-listing by the Surviving Entity of the Company Common Stock from NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.24    Coordination of Dividends. After the date of this Agreement, each of Buyer and the Company shall coordinate with the other the payment of dividends with respect to Buyer Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock or any share of Buyer Common Stock that any such holder receives in exchange for such shares of Company Common Stock in the Merger.

Section 5.25    Section 16. The Company and Buyer agree that, in order to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Company Common Stock, Company Equity Awards in the Merger, and for that compensatory and retentive purpose, agree to the provisions of this Section 5.25. The Boards of Directors of Buyer and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or Company Equity Awards by the Company Insiders, and (in the case of Buyer) any acquisitions of Buyer Common Stock by any Company Insiders who, immediately following the Effective Time, will be officers or directors of the Surviving Entity subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

Section 5.26    Representation on Buyer Board and Buyer Bank Board. Prior to the Closing, the Board of Directors of Buyer and the Board of Directors of Buyer Bank each shall increase by one (1) the number of directors constituting the entire Board of Directors of Buyer or Buyer Bank, as the case may be, effective as of and contingent upon the occurrence of the Effective Time, and shall duly elect one (1) individual to be designated, prior to the Effective Time, by the Company pursuant to the procedure set forth in the following sentence (the “Director Designee”) to become a director of Buyer and Buyer Bank, effective as of and contingent upon the occurrence of the Effective Time. The Director Designee shall be the President and Chief Executive Officer of the Company as of the date of this Agreement. In the event that prior to the Effective Time, the Director Designee becomes unable to serve as a member of the Buyer and Buyer Bank Boards of

Directors due to death or disability, or determines that he will not serve as a member of the Buyer and Buyer Bank Boards of Directors, then a replacement shall be recommended by the Company’s Board of Directors to the Buyer and Buyer Bank Boards of Directors and the nominating committee thereof for approval (such approval not to be unreasonably withheld or delayed). Subject to its fiduciary duties, the Board of Directors of Buyer shall nominate the Director Designee (or his replacement in accordance with the preceding sentence) for election at the 2022 annual meeting of Buyer shareholders, and shall appoint the Director Designee to the Buyer Bank Board of Directors, for a term of no less than one year. Notwithstanding the foregoing, Buyer’s and Buyer Bank’s obligation to elect the Director Designee is subject to Buyer’s customary background screening and evaluation procedures for potential directors, and the Director Designee’s compliance with Buyer’s governance and ethics policies in place from time to time, as reasonably determined by Buyer’s Nominating and Corporate Governance Committee.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01    Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of Buyer and the Company to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the Parties prior to the Closing Date of each of the following conditions:

(a)    Shareholder Approvals. The Requisite Company Shareholder Approval and the Requisite Buyer Shareholder Approval shall have been obtained.

(b)    Regulatory Approvals. All Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods shall have expired or been terminated.

(c)    No Injunctions or Restraints; Illegality. No judgment, order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement.

(d)    Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

(e)    Listing of Buyer Common Stock. The shares of Buyer Common Stock issuable pursuant to the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Section 6.02    Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger also are subject to the fulfillment or written waiver by the Company prior to the Closing Date of each of the following conditions:

(a)    Representations and Warranties. Except for those representations and warranties that are made as of a particular date, the representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects (except with respect to those representations and warranties that are qualified as to materiality, which shall be true in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in all cases subject to the standard set forth below. The representations and warranties of Buyer contained in this Agreement that are made as of a particular date shall be true and correct in all material respects (except with respect to those representations and warranties that are qualified as to materiality, which shall be true in all respects) as of such date, subject to the standards set forth below. No representation or warranty of Buyer contained in Article IV shall be deemed untrue or incorrect as a consequence of the existence of any fact, circumstance, or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances, or events inconsistent with any section of this Article IV, has had or would reasonably be expected to have a Material Adverse Effect with respect to Buyer, disregarding any materiality or Material Adverse Effect qualification contained in any representation or warranty; provided, however, that the foregoing standard shall not apply to the representations and warranties contained in Sections 4.02, 4.03, 4.04, 4.05 and 4.10, which shall be deemed untrue and incorrect if they are not true and correct in all material respects. The Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by a duly authorized officer of Buyer to that effect.

(b)    Performance of Obligations of Buyer. Buyer shall have performed and complied in all material respects with all of its covenants and other obligations under this Agreement required to be performed or complied with at or prior to the Closing Date, and the Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by a duly authorized officer of Buyer to that effect.

(c)    Expansion of Board. Buyer shall have furnished the Company with evidence of the fulfillment of Buyer’s obligations under Section 5.26 of this Agreement.

(d)    Tax Opinion. The Company shall have received an opinion from Day Pitney LLP dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of the facts, representations, and assumptions, and subject to the limitations, set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Day Pitney LLP may require and rely upon representations contained in certificates of officers of the Company and Buyer.

(e)    [Intentionally omitted].

(f)    “Change in Control” Payout. Buyer shall have paid to each of the Company Employees set forth on Company Disclosure Schedule 5.11(e)(ii) the lump sum severance payments set forth on such schedule, unless the Company has made such payments.

(g)    Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard. No event shall have occurred, and no circumstances shall exist, that would give rise to or otherwise require Buyer to make disclosure under Item 3.01 of Form 8-K.

(h)    Other Actions. Buyer shall have furnished the Company with such certificates of their respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and Section 6.02 as the Company may reasonably request.

Section 6.03    Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Merger are subject to the fulfillment or written waiver by Buyer prior to the Closing Date of each of the following conditions:

(a)    Company Common Stock. Notwithstanding the standard set forth in Section 3.01, the number of shares of Company Common Stock outstanding as of the Closing Date of this Agreement shall not exceed 10,284,848, except to the extent increased as a result of the exercise or vesting, after the date of this Agreement, of the Company Equity Awards listed on the Company Disclosure Schedule, provided such Company Equity Awards are exercised or vest in accordance with the terms existing as of the date of this Agreement and disclosed on the Company Disclosure Schedule.

(b)    Representations and Warranties. Except for those representations and warranties that are made as of a particular date, the representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects (except with respect to those representations and warranties that are qualified as to materiality, which shall be true in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in all cases subject to the standard set forth below. The representations and warranties of the Company contained in this Agreement that are made as of a particular date shall be true and correct in all material respects (except with respect to those representations and warranties that are qualified as to materiality, which shall be true in all respects) as of such date, subject to the standard set forth below. No representation or warranty of the Company contained in Article III shall be deemed untrue or incorrect as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance, or event, individually or taken together with all other facts, circumstances or events inconsistent with any section of Article III, has had or would reasonably be expected to have a Material Adverse Effect with respect to the Company, disregarding any materiality or Material Adverse Effect qualification contained in any representation or warranty; provided, however, that the foregoing standard shall not apply to the representations and warranties contained in Sections 3.02, 3.03, 3.05, 3.06, 3.10(a) and 3.15, which shall be deemed untrue and incorrect if not true and correct in all material respects. Buyer shall have received a certificate, dated the Closing Date, signed on behalf of the Company by a duly authorized officer of the Company to that effect.

(c)    Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with all of its covenants and other obligations under this Agreement required to be performed or complied with at or prior to the Closing Date, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of the Company by a duly authorized officer of the Company to that effect.

(d)    No Burdensome Condition. No Burdensome Condition shall exist with respect to Regulatory Approval required for consummation of the Merger and Bank Merger.

(e)    Tax Opinion. Buyer shall have received an opinion from Luse Gorman, PC dated as of the Closing Date, in substance and form reasonably satisfactory to Buyer, to the effect that, on the basis of the facts, representations, and assumptions, and subject to the limitations, set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Luse Gorman, PC may require and rely upon representations contained in certificates of officers of the Company and Buyer.

(f)    FIRPTA Certification. The Company shall have made available to Buyer a certificate dated as of the Closing Date, in form and substance required under the Treasury Regulations promulgated pursuant to Section 1445 of the Code, certifying such facts as to establish that the transactions contemplated by this Agreement are exempt from withholding pursuant to Section 1445 of the Code.

(g)    Other Actions. The Company shall have furnished Buyer with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and Section 6.03 as Buyer may reasonably request.

Section 6.04    Frustration of Closing Conditions. Neither Buyer nor the Company may rely on the failure of any condition set forth in Section 6.01, Section 6.02, or Section 6.03, to be satisfied if such failure was caused by such Party’s failure to use commercially reasonable efforts to consummate the Merger, as required by and subject to Section 5.03.

ARTICLE VII

TERMINATION

Section 7.01    Termination. This Agreement may be terminated and the Merger and the Bank Merger may be abandoned:

(a)    Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Buyer and the Company if the Board of Directors of Buyer and the Board of Directors of the Company each so determines by a majority vote of its entire Board of Directors.

(b)    No Regulatory Approval. By either Buyer or the Company, if its Board of Directors so determines by a majority vote of the members of its entire Board of Directors, in the event the approval of any Governmental Authority required for consummation of the Merger or Bank Merger shall have been denied by final, nonappealable action by such Governmental Authority or an application seeking approval of the Merger or Bank Merger shall have been permanently withdrawn at the request of a Governmental Authority, unless the failure to obtain such approval shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth herein.

(c)    No Shareholder Approval. (i) By either Buyer or the Company (provided in the case of the Company that it shall not be in material breach of any of its obligations under Section 5.04(a) and Section 5.09), if the Requisite Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Meeting; or (ii) by either Buyer or the Company (provided in the case of Buyer that it shall not be in material breach of any of its obligations under Section 5.04(b)), if the Requisite Buyer Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Buyer Meeting.

(d)    Breach of Representations and Warranties. By either Buyer or the Company (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement in a manner that would entitle the other Party not to consummate the Merger or Bank Merger) if there shall have been a breach by the other Party of any of the representations or warranties (or any such representation or warranty shall cease to be true) of such Party set forth in this Agreement (subject to the standards set forth in Sections 6.02(a) and 6.03(b), as applicable) which is not cured prior to the earlier of the Cut-off Date and thirty (30) days following written notice to the Party committing the breach from the other Party, or if the breach, by its nature or timing, cannot be cured prior to the Cut-off Date; provided, however, that neither Party shall have the right to terminate this Agreement pursuant to this Section 7.01(d) unless the breach of the representation or warranty, together with all other such breaches, (i) would entitle Buyer not to consummate the transactions contemplated hereby under Section 6.03(b) of this Agreement (in the case of a breach of a representation or warranty by the Company), or (ii) would entitle the Company not to consummate the transactions contemplated hereby under Section 6.02(a) of this Agreement (in the case of a breach of a representation or warranty by Buyer).

(e)    Breach of Covenants. By either Buyer or the Company (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement in a manner that would entitle the other Party not to consummate the Merger or Bank Merger) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other Party which shall not have been cured prior to the earlier of the Cut-off Date and thirty (30) days following written notice to the Party committing the breach from the other Party, or if the breach, by its nature or timing, cannot be cured prior to the Cut-off Date.

(f)    Delay. By either Buyer or the Company if the Merger shall not have been consummated on or before May 31, 2022 (the “Cut-off Date”), unless the failure of the Closing to occur by that date shall be due to a material breach of this Agreement by the Party seeking to terminate this Agreement.

(g)    Superior Proposal. By the Company if, at any time after the date of this Agreement and prior to obtaining the Requisite Company Shareholder Approval, the Company receives an Acquisition Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause unless:

(i)    the Company shall have complied with Section 5.09 of this Agreement, including the conclusion by the Board of Directors of the Company in good faith that the Acquisition Proposal is a Superior Proposal;

(ii)    the Board of Directors of the Company approves, and the Company concurrently enters into, a definitive agreement with respect to the Superior Proposal; and

(iii)    the Company concurrently pays the Company Termination Fee payable pursuant to Section 7.02.

(h)    Failure to Recommend; Third Party Acquisition Transaction; Etc. At any time prior to the receipt of the Requisite Company Shareholder Approval, by Buyer if the Company or the Company’s Board of Directors has (i) effected a Company Subsequent Determination or approved, adopted, endorsed or recommended any Acquisition Proposal, whether or not permitted by Section 5.09, (ii) failed to make its recommendation referred to in Section 5.04 or made a Change in Recommendation, whether or not permitted by Section 5.09, (iii) breached the terms of Section 5.09 of this Agreement in any material respect adverse to Buyer, (iv) recommended that the Company’s shareholders tender their shares in response to the commencement (other than by Buyer or a Subsidiary thereof) of a tender offer or exchange offer for 25% or more of the outstanding shares of Company Common Stock, or otherwise failed to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) Business Day period specified in Rule 14e-2(a) under the Exchange Act, or (v) materially breached its obligations under Section 5.04 by failing to call, give notice of, convene, and hold the Company Meeting in accordance with Section 5.04.

(i)    [Intentionally omitted].

(j)    Price of the Buyer Common Stock. By the Company, if the Board of Directors of the Company so determines by a majority vote, in the event that, as of the Determination Date, both of the following conditions are satisfied:

(i)    the Average Determination Price shall be less than 82.5% of the Buyer Starting Price; and

(ii)    (A) the quotient (rounded to four decimal places) obtained by dividing the Average Determination Price by the Buyer Starting Price (such quotient, the “Buyer Ratio”) is less than (B) the number equal to (1) the quotient (rounded to four decimal places) obtained by dividing the Final Index Price by the Initial Index Price (such quotient, the “Index Ratio”) minus (2) 0.175 from such quotient; subject to the following:

If the Company elects to exercise its termination right pursuant to this Section 7.01(j), it shall give written notice to Buyer not later than the end of the third Business Day next following the Determination Date. During the five (5) Business Day period commencing with its receipt of such notice, Buyer may, at its option, increase the Exchange Ratio to a number equal to the lesser of (x) a quotient (rounded to four decimal places), the numerator of which is equal to the product of the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the Buyer Ratio, or (y) a quotient (rounded to four decimal places), the numerator of which is the product of the Exchange Ratio (as then in effect) and the Buyer Starting Price, and the denominator of which is the Average Determination Price. If Buyer makes an election contemplated by the preceding sentence within such five (5) Business Day period, it shall give prompt written notice to the Company of such election and the revised Exchange Ratio and no termination shall have occurred pursuant to this Section 7.01(j) and this Agreement shall remain in effect in accordance with its terms (except that the Exchange Ratio shall be modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 7.01(j).

If the outstanding shares of Buyer Common Stock or any company belonging to the Index shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the date of the Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted.

For purposes of this Section 7.01(j), the following terms shall have the meanings set forth below:

“Average Determination Price” means the VWAP of Buyer Common Stock for the ten (10) consecutive full trading days ending on the trading day immediately preceding the Determination Date, rounded to the nearest one-tenth of a cent.

“Buyer Starting Price” is $17.5524.

“Determination Date” means the date on which the last required approval of a Governmental Authority is obtained with respect to the Merger, without regard to any requisite waiting period.

“Final Index Price” means the average, rounded to the nearest one-tenth of a cent, of the closing prices of the Index for the same trading days used in calculating the Average Determination Price.

“Index” means the NASDAQ Bank Index or, if such Index is not available, such substitute or similar index as substantially replicates the NASDAQ Bank Index.

“Initial Index Price” means the average, rounded to the nearest one-tenth of a cent, of the closing prices of the Index for the same trading days used in calculating the Buyer Starting Price.

Section 7.02    Termination Fee; Reimbursement.

(a)    In recognition of the efforts, expenses and other opportunities foregone by Buyer while structuring and pursuing the Merger, the Company shall pay to Buyer by wire transfer of immediately available funds a termination fee equal to $9.0 million (the “Company Termination Fee”):

(i)    in the event the Company terminates this Agreement pursuant to Section 7.01(g), in which case the Company shall pay the Company Termination Fee at or prior to the time of such termination; and

(ii)    in the event Buyer terminates this Agreement pursuant to Section 7.01(h), in which case the Company shall pay the Company Termination Fee as promptly as practicable (but in any event within three (3) Business Days of termination).

(b)    In the event that (A) (i) an Acquisition Proposal, whether or not conditional, shall have been publicly announced after the date of this Agreement (or any Person shall have, after the date of this Agreement, publicly announced an intention, whether or not conditional, to make an Acquisition Proposal) or (ii) the Board of Directors of the Company has made a Change in Recommendation (or publicly proposed to make a Change in Recommendation), prior to or on the date of the Company Meeting (including any adjournment or postponement at which the vote on the Merger is held), (B) this Agreement is thereafter terminated by either Buyer or the Company pursuant to Section 7.01(c)(i) or Section 7.01(f) or by Buyer pursuant to Section 7.01(d) or Section 7.01(e), and (C) within twelve (12) months following the date of such termination, the Company enters into a definitive agreement with respect to, or the Company consummates, any Acquisition Transaction (whether or not such Acquisition Transaction resulted from or was related to the Acquisition Proposal referred to in the foregoing clause (A)(i), if applicable), then the Company shall pay Buyer the Company Termination Fee, less the Buyer Reimbursement Amount (but only to the extent that the Company has actually paid to Buyer the Buyer Reimbursement Amount), which amount shall be payable by wire transfer of immediately available funds on or prior to the earlier of the Company entering into a definitive agreement for or consummating such Acquisition Transaction, provided, however, that for purposes of this clause (C), all references in the definition of “Acquisition Transaction” to “20% or more” shall instead refer to “50% or more.”

(c)    If this Agreement is validly terminated by Buyer pursuant to Section 7.01(d) or Section 7.01(e) (other than under the circumstances referred to in Section 7.02(b)(B), in which event Section 7.02(b) shall govern), or the Company shall terminate this Agreement pursuant to Section 7.01(f) and at such time Buyer could have validly terminated this Agreement pursuant to Section 7.01(d) or Section 7.01(e), then the Company shall pay at Buyer’s direction as promptly as possible (but in any event within three (3) Business Days) following receipt of an invoice therefor up to $1.0 million of Buyer’s and its Subsidiaries’ reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Buyer and its Subsidiaries prior to the termination of this Agreement in connection with the negotiation, execution, delivery, or performance of this Agreement by Buyer (the “Buyer Reimbursement Amount”).

(d)    If this Agreement is validly terminated by the Company pursuant to Section 7.01(d) or Section 7.01(e), or Buyer shall terminate this Agreement pursuant to Section 7.01(f) and at such time the Company could have validly terminated this Agreement pursuant to Section 7.01(d) or Section 7.01(e), then Buyer must promptly (and in any event within five (5) Business Days) pay at the Company’s direction following receipt of an invoice therefor up to $750,000 of the Company’ and the Subsidiaries’ reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by the Company and its Subsidiaries prior to the termination of this Agreement in connection with the negotiation, execution, delivery, or performance of this Agreement by the Company (the “Buyer Termination Fee”).

(e)    Notwithstanding anything to the contrary set forth in this Agreement, (i) if the Company pays or causes to be paid to Buyer the Company Termination Fee, neither the Company (or any successor in interest of the Company) nor any of its officers, directors or affiliates will have any further obligations or liabilities to Buyer with respect to this Agreement or the transactions contemplated by this Agreement, (ii) if the Company pays or causes to be paid to Buyer the Buyer Reimbursement Amount, neither the Company (or any successor in interest of the

Company) nor any of its officers, directors or affiliates will have any further obligations or liabilities to Buyer with respect to this Agreement or the transactions contemplated by this Agreement, except for the obligation to pay the Buyer Termination Fee (less the Buyer Reimbursement Amount already paid) if it later becomes due pursuant to Section 7.02(b), and (iii) if Buyer pays or causes to be paid to the Company the Buyer Termination Fee, neither Buyer (or any successor in interest of Buyer) nor any of its officers, directors or affiliates will have any further obligations or liabilities to the Company with respect to this Agreement or the transactions contemplated by this Agreement.

(f)    Each of Buyer and the Company acknowledges that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Party would not enter into this Agreement; accordingly, if Buyer or the Company, as the case may be, fails promptly to pay the amount due pursuant to this Section 7.02, and, in order to obtain such payment, the other Party commences a suit which results in a judgment against the non-paying Party for the Company Termination Fee, Buyer Termination Fee or Buyer Reimbursement Amount, as the case may be, or any portion thereof, such non-paying Party shall pay the costs and expenses of the other Party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Buyer or the Company, as the case may be, fails to pay the amounts payable pursuant to this Section 7.02, then such Party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by the Company and Buyer pursuant to this Section 7.02 constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach, shall be the sole monetary remedy of the other Party in the event of a termination of this Agreement specified in such applicable section.

Section 7.03    Effect of Termination. In the event of termination of this Agreement pursuant to this Article VII, no Party to this Agreement shall have any liability or further obligation to any other Party other than as set forth in Section 7.02; provided, however, that termination will not relieve a breaching Party from liability for fraud or any willful and material breach of any covenant, agreement, representation, or warranty of this Agreement giving rise to such termination and provided that in no event will a Party be liable for any punitive damages. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching Party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

ARTICLE VIII

DEFINITIONS

Section 8.01    Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the date hereof; or (ii) executed, delivered and effective after the date hereof, in either case containing provisions that require any counterparty thereto (and any of its

Affiliates and representatives named therein) that receive non-public information of or with respect to the Company to keep such information confidential (subject to customary exceptions); provided, however, that, with respect to such agreements executed and delivered following the execution and delivery of this Agreement, the provisions contained therein are not materially less favorable, in the aggregate, to the Company than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal). For the avoidance of doubt, a joinder to an Acceptable Confidentiality Agreement pursuant to which a third party agrees to be bound by the confidentiality and use provisions of an Acceptable Confidentiality Agreement shall be an Acceptable Confidentiality Agreement.

“Acquisition Proposal” means any proposal or offer after the date of this Agreement with respect to any Acquisition Transaction or any public announcement by any Person (which shall include any regulatory application or notice) of a proposal, plan, or intention with respect to any Acquisition Transaction.

“Acquisition Transaction” means any of the following (other than the transactions contemplated by this Agreement) involving the Company: (a) any merger, consolidation, share exchange, business combination, or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge (excluding any FHLB or FRB pledges), transfer or other disposition of assets and/or liabilities that constitute 20% or more of the assets of the Company in a single transaction or series of transactions; or (c) any tender offer or exchange offer for 20% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act in connection with a tender offer or exchange offer.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement and Plan of Merger (together with all exhibits and schedules, including the Buyer Disclosure Schedule and the Company Disclosure Schedule), as amended or modified in accordance with Section 9.02.

“Average Determination Price” has the meaning set forth in Section 7.01(j).

“Bank Merger” has the meaning set forth in the recitals to this Agreement.

“Bank Merger Act” has the meaning set forth in Section 1.08.

“Bank Merger Agreement” means the agreement and plan of merger to be entered into between Buyer Bank and Company Bank providing for the merger of Company Bank with and into Buyer Bank, with Buyer Bank the surviving entity.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“BOLI” has the meaning set forth in Section 3.16(k).

“BOLI Covered Individuals” has the meaning set forth in Section 3.16(k).

“Burdensome Conditions” has the meaning set forth in Section 5.06(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the State of New Jersey are authorized or obligated to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Balance Sheet Date” has the meaning set forth in Section 4.10.

“Buyer Bank” has the meaning set forth in the recitals to this Agreement.

“Buyer Benefit Plans” has the meaning set forth in Section 4.15(a).

“Buyer Common Stock” means the common stock, no par value per share, of Buyer.

“Buyer Disclosure Schedule” has the meaning set forth in Section 4.01(a).

“Buyer Employees” has the meaning set forth in Section 4.15(a).

“Buyer Financial Statements” has the meaning set forth in Section 4.07(a).

“Buyer Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of Buyer and its Subsidiaries.

“Buyer Loan Property” has the meaning set forth in Section 4.21(a).

“Buyer Meeting” has the meaning set forth in Section 5.04(b).

“Buyer Pension Plans” has the meaning set forth in Section 4.15(b).

“Buyer Preferred Stock” has the meaning set forth in Section 4.03.

“Buyer Ratio” has the meaning set forth in Section 7.01(j)(ii).

“Buyer Regulatory Agreement” has the meaning set forth in Section 4.09.

“Buyer Reimbursement Amount” has the meaning set forth in Section 7.02(c).

“Buyer Reports” has the meaning set forth in Section 4.06(a).

“Buyer Share Issuance” has the meaning set forth in Section 4.04.

“Buyer Starting Price” has the meaning set forth in Section 7.01(j).

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act.

“Certificate” means any certificate or book entry statement which immediately prior to the Effective Time represents shares of Company Common Stock.

“Certificate of Merger” has the meaning set forth in Section 1.04(a).

“Change in Control Agreements” has the meaning set forth in Section 5.11(e)(i).

“Change in Recommendation” has the meaning set forth in Section 5.04(a).

“Closing” and “Closing Date” have the meanings set forth in Section 1.04(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Community Reinvestment Act” or “CRA” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Balance Sheet Date” has the meaning set forth in Section 3.10(a).

“Company Bank” has the meaning set forth in the recitals to this Agreement.

“Company Benefit Plans” has the meaning set forth in Section 3.16(a).

“Company Common Stock” means the common stock, no par value per share, of the Company.

“Company Disclosure Schedule” has the meaning set forth in Section 3.01(a).

“Company Employees” has the meaning set forth in Section 3.16(a).

“Company Equity Awards” has the meaning set forth in Section 2.06(c).

“Company Equity Plans” means, collectively, the 1st Constitution Bancorp 2005 Equity Incentive Plan, the 1st Constitution Bancorp 2013 Equity Incentive Plan, the 1st Constitution Bancorp 2019 Equity Incentive Plan, the 1st Constitution Bancorp 2015 Directors Stock Plan and the 1st Constitution Bancorp 2020 Directors Stock Plan.

“Company Financial Statements” has the meaning set forth in Section 3.09(a).

“Company Insiders” has the meaning set forth in Section 5.25.

“Company Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of the Company and its Subsidiaries.

“Company Loan” has the meaning set forth in Section 3.23(b).

“Company Loan Property” has the meaning set forth in Section 3.18(a).

“Company Meeting” has the meaning set forth in Section 5.04(a).

“Company Pension Plan” has the meaning set forth in Section 3.16(b).

“Company Performance Award” has the meaning set forth in Section 2.06(c).

“Company Preferred Stock” means the preferred stock, no par value per share, of the Company.

“Company Regulatory Agreement” has the meaning set forth in Section 3.14.

“Company Reports” has the meaning set forth in Section 3.08(a).

“Company Restricted Stock Award” has the meaning set forth in Section 2.06(b).

“Company Stock Option” has the meaning set forth in Section 2.06(a).

“Company Subsequent Determination” has the meaning set forth in Section 5.09(c).

“Company Termination Fee” has the meaning set forth in Section 7.02(a).

“Company Third Party Consents” has the meaning set forth in Section 3.13(d).

“Company TPS” has the meaning set forth in Section 5.01(b).

“Confidentiality Agreement” has the meaning set forth in Section 9.06.

“Consideration” has the meaning set forth in Section 2.01(c).

“Covered Person” has the meaning set forth in Section 3.33.

“Cut-off Date” has the meaning set forth in Section 7.01(f)

“D&O Insurance” has the meaning set forth in Section 5.10(c).

“Debt Securities” has the meaning set forth in Section 5.22

“Derivative Transaction” means any swap transactions, option, warrant, forward purchase or sale transactions, futures transactions, cap transactions, floor transactions, or collar transactions relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events, or conditions or any indexes, or any other similar transactions (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to them.

“Determination Date” has the meaning set forth in Section 7.01(j).

“Director Designee” has the meaning set forth in Section 5.26.

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Effective Time” has the meaning set forth in Section 1.04(a).

“Environmental Law” means any federal, state or local Law or order of any Governmental Authority and any binding agreement with any Governmental Authority relating to: (a) pollution, the protection of the indoor or outdoor environment, human health, or natural resources, or (b) the handling, use, presence, or disposal of any Hazardous Material.. The term Environmental Law includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act (“RCRA”), as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act (“CAA”), as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act (“TSCA”), as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act (“EPCRA”), as amended, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act (“SWDA”), as amended, 42 U.S.C. § 300f, et seq.; the New Jersey Spill Compensation and Control Act, N.J.S.A. 58:10A-23.11, et seq. (“Spill Act”); ISRA; the New Jersey Brownfield and Contaminated Site Remediation Act, as amended, N.J.S.A. 58:10B-1, et seq. (“BCSRA”); the New Jersey Site Remediation Reform Act, as amended, N.J.S.A. 58:10C-1, et seq. (“SRRA”); the New Jersey Water Pollution Control Act, as amended, N.J.S.A. 58: 10A-1 et seq.; the New Jersey Air Pollution Control Act, as amended, N.J.S.A. 26:2C-1, et seq.; and the New Jersey Solid Waste Management Act, as amended, N.J.S.A. 13:1E-1, et seq.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.16(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means such exchange agent as may be designated by Buyer and reasonably acceptable to the Company to act as agent for purposes of conducting the exchange procedures described in Section 2.04 (which shall be Buyer’s transfer agent).

“Exchange Fund” has the meaning set forth in Section 2.04(a).

“Exchange Ratio” has the meaning set forth in Section 2.01(c).

“Executive Officer” means each officer of Buyer or the Company who files reports with the SEC pursuant to Section 16(a) of the Exchange Act.

“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended

“Fair Housing Act” means the Fair Housing Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Deposit Insurance Act” means the Federal Deposit Insurance Act of 1950, as amended.

“Federal Reserve Act” means the Federal Reserve Act of 1913, as amended.

“FHLB” means the Federal Home Loan Bank of New York.

“Filing Documents” has the meaning set forth in Section 5.05(d).

“Final Index Price” has the meaning set forth in Section 7.01(j).

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means accounting principles generally accepted in the United States of America.

“Governmental Authority” means any federal, state or local court, regulator, administrative agency, or commission or other governmental authority or instrumentality.

“Gramm-Leach-Bliley Act of 1999” means the Financial Services Modernization Act of 1999, as amended, which is commonly referred to as the “Gramm-Leach-Bliley Act.”

“Hazardous Material” means (a) any material, substance, chemical, waste, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Law; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos, lead, radioactive materials or waste, and polychlorinated biphenyls.

“Home Mortgage Disclosure Act” means Home Mortgage Disclosure Act of 1975, as amended.

“Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 5.10(a).

“Indenture” has the meaning set forth in Section 5.22.

“Index” has the meaning set forth in Section 7.01(j).

“Index Ratio” has the meaning set forth in Section 7.01(j)(ii).

“Initial Index Price” has the meaning set forth in Section 7.01(j).

“Information Systems Conversion” has the meaning set forth in Section 5.14.

“Insurance Agreement” has the meaning set forth in Section 3.16(k).

“Insurance Policies” has the meaning set forth in Section 3.29.

“Insured Individuals” has the meaning set forth in Section 3.16(k).

“Intellectual Property” means, pursuant to the Law of the United States, (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, together with all goodwill connected with the use of the foregoing; (b) patents and patent applications; (c) copyrights (including any registrations and applications for any of them); (d) Software; (e) trade secrets and know-how; and (f) Internet domain name registrations.

“IRS” means the Internal Revenue Service.

“ISRA” has the meaning set forth in Section 5.17.

“Joint Proxy Statement-Prospectus” means the proxy statement and prospectus and other proxy solicitation materials constituting a part of them, together with any amendments and supplements, to be delivered to the Company shareholders and Buyer shareholders in connection with the solicitation of their approval of this Agreement and the issuance of Buyer Common Stock in connection therewith.

“KBW” has the meaning set forth in Section 4.14.

“Knowledge” of any Person (including references to a Person being aware of a particular matter) as used with respect to the Company and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by the Executive Officers of the Company and the directors of the Company, and as used with respect to Buyer and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by the Executive Officers of Buyer and the directors of Buyer. Without limiting the scope of the immediately preceding sentence, the term “Knowledge” includes any fact, matter, or circumstance set forth in any written notice received by the Company or Buyer, respectively, from any Governmental Authority.

“Law” means any statute, law, ordinance, rule, or regulation of any Governmental Authority that is applicable to the referenced Person.

“Leases” has the meaning set forth in Section 3.27(b).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge or other claim of third parties of any kind.

“Loans” has the meaning set forth in Section 3.23(a).

“Material Adverse Effect” means with respect to any Person, any effect, circumstance, occurrence or change (a) that is material and adverse to the financial position, results of operations, or business of such Person and its Subsidiaries, taken as a whole, or (b) which does or would reasonably be expected to materially impair the ability of such Person to perform its obligations under this Agreement or otherwise materially impairs the ability of such Person to consummate the transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of: (i) changes after the date hereof in banking and similar Laws of general applicability or interpretations of banking and similar Laws of general applicability by Governmental Authorities, including the Pandemic Measures; (ii) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally; (iii) any modifications or changes to the Company valuation policies and practices in connection with the transactions contemplated by this Agreement or restructuring charges taken in connection with the transactions contemplated by this Agreement, in each case in accordance with GAAP and with Buyer’s prior written consent or at the direction of Buyer; (iv) changes after the date of this Agreement in general economic or capital market conditions affecting financial institutions or their market prices generally, including, but not limited to, changes in levels of interest rates generally; (v) the effects of compliance with this Agreement on the operating performance, business, or financial condition of the Company or Buyer, including the expenses incurred by the Company or Buyer in negotiating, documenting, effecting, and consummating the transactions contemplated by this Agreement; (vi) the effects of any action or omission required by this Agreement or taken by the Company with the prior consent of Buyer, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement or at the direction of Buyer; (vii) the impact of the public announcement of this Agreement (including the impact of such announcement on relationships with customers or employees, such as the loss of personnel subsequent to the date of this Agreement); (viii) changes, after the date hereof, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; and (ix) natural disasters, pandemics (including the clusters, outbreaks, epidemics or pandemics relating to SARS-CoV-2, and the governmental and other responses thereto) or other force majeure events; except, with respect to subclauses (i), (ii), (iv), (viii) and (ix), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such Party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Party and its Subsidiaries operate.

“Material Contracts” has the meaning set forth in Section 3.13(a).

“Maximum D&O Tail Premium” has the meaning set forth in Section 5.10(c).

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 2.01(c).

“NASDAQ” means (i) when used with respect to the Buyer Common Stock, the Nasdaq Global Select Market, and (ii) when used with respect to the Company Common Stock, the Nasdaq Global Market.

“National Labor Relations Act” means the National Labor Relations Act of 1935, as amended.

“New Certificates” has the meaning set forth in Section 2.04(a).

“New Jersey Department of Treasury” means the New Jersey Department of the Treasury Division of Revenue and Enterprise Services.

“NJBCA” has the meaning set forth in Section 1.01.

“NJDOBI” has the meaning set forth in Section 1.08.

“Notice of Superior Proposal” has the meaning set forth in Section 5.09(c).

“OREO” has the meaning set forth in Section 3.23(a).

“Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workface reduction, social distancing, shutdown, closure, sequester or other directive, guideline, ordinance or recommendation promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the clusters, outbreaks, epidemics or pandemics related to SARS-CoV-2 or the Novel Coronavirus, commonly referred to as “COVID-19.”

“Party” and “Parties” have the meanings set forth in the Preamble to this Agreement.

“Patient Protection and Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended.

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization, or other organization or firm of any kind or nature.

“Personal Data” has the meaning set forth in Section 3.12(a).

“Raymond James” has the meaning set forth in Section 3.15.

“Registration Statement” has the meaning set forth in Section 3.31.

“Regulatory Application” has the meaning set forth in Section 5.06(a).

“Regulatory Approval” has the meaning set forth in Section 3.07(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment of Hazardous Materials, to the extent giving rise to liability under Environmental Law.

“Requisite Buyer Shareholder Approval” has the meaning set forth in Section 4.05.

“Requisite Company Shareholder Approval” has the meaning set forth in Section 3.06.

“Rights” means, with respect to any Person, warrants, options, rights, convertible securities, and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Breach” has the meaning set forth in Section 3.12(e).

“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases, and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to them.

“Subsidiary” means, with respect to any Party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions are at the time directly or indirectly owned by the Party.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal with respect to more than 50% of the outstanding shares of capital stock of the Company or substantially all of the assets of the Company that (a) that is on terms which the Board of Directors of the Company determines in good faith, after consultation with its financial advisor, to be more favorable from a financial point of view to the Company’s shareholders than the transactions contemplated by this Agreement, (b) that constitutes a transaction that, in the good faith judgment of the Board of Directors of the Company, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory, and other aspects of the proposal, and (c) for which financing, to the extent required, is then committed pursuant to a written commitment letter.

“Surviving Bank” has the meaning set forth in Section 1.08.

“Surviving Entity” has the meaning set forth in Section 1.01.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, custom duties or unemployment tax, custom, duty, governmental fee or other like assessment or charge imposed by a Governmental Authority.

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax.

“Tax Return” means any return, declaration or other report, claim for refund, or information return or statement relating to Taxes required to be filed with a Taxing Authority, including any schedules or attachment thereto, and including any amendment thereof.

“The date hereof” or “the date of this Agreement” means July 11, 2021.

“Third Person” means any Person or “group” (within the meaning of Section 13(d) of the Exchange Act), other than (i) the Company, Company Bank or any of their respective Affiliates or (ii) Buyer, Buyer Bank or any their respective Affiliates or any “group” including Buyer, Buyer Bank or any their respective Affiliates.

“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.

“Treasury” means the United States Department of Treasury.

“Treasury Regulations” means the regulations promulgated under the Code.

“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and its implementing regulations.

“Voting Agreement” has the meaning set forth in the recitals to this Agreement.

“VWAP” means volume-weighted average trading price of a share of Buyer Common Stock on NASDAQ, as reported by Bloomberg L.P.

“WARN Act” has the meaning set forth in Section 5.11(g).

ARTICLE IX

MISCELLANEOUS

Section 9.01    Survival. No representations, warranties, agreements, and covenants contained in this Agreement (other than agreements or covenants that by their express terms are to be performed after the Effective Time) shall survive the Effective Time or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than those contained in Article VII and this Article IX, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements, and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a Party or any of its Affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 9.02    Waiver; Amendment. Prior to the Effective Time, to the extent not permitted under applicable Law, any provision of this Agreement may be (a) waived by the Party benefited by the provision or (b) amended or modified at any time, by an agreement in writing among the Parties executed in the same manner as this Agreement, except that after the Company Meeting no amendment shall be made which by Law requires further approval by the shareholders of Buyer or the Company without obtaining that approval.

Section 9.03    Governing Law; Waiver.

(a)    This Agreement shall be governed by, and interpreted in accordance with, the Laws of the State of New Jersey, without regard for the conflicts of law principles thereof.

(b)    Each Party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives any right such Party may have to a trial by jury in any litigation directly or indirectly arising out of or relating to this Agreement, or the transactions it contemplates. Each Party certifies and acknowledges that (i) no Representative of any other Party has represented, expressly or otherwise, that any other Party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each Party understands and has considered the implications of this waiver, (iii) each Party makes this waiver voluntarily, and (iv) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.03.

Section 9.04    Expenses. Except as otherwise specifically provided herein, each Party will bear all expenses incurred by it in connection with this Agreement and the transactions it contemplates, including fees and expenses of its own financial consultants, accountants and counsel, provided that the costs and expense of printing and mailing the Joint Proxy Statement-Prospectus shall be borne equally by the Parties; and provided further that nothing in this Agreement shall limit either Party’s rights to recover any liabilities or damages arising out of the other Party’s fraud or willful and material breach of any provision of this Agreement.

Section 9.05    Notices. All notices, requests, and other communications to a Party shall be in writing and shall be deemed given if personally delivered, mailed by registered or certified mail (return receipt requested), by properly addressed electronic mail delivery, or sent by reputable courier service to the Party at its address set forth below or such other address as such Party may specify by notice. Notices shall be deemed effective: (a) upon personal delivery, (b) three (3) days following deposit in the mail by registered or certified mail (return receipt requested), (c) on the date of transmission of properly addressed electronic mail, and (d) one day following deposit with a reputable courier service (return receipt requested).

If to Buyer:

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, NJ 07438

Attention:    Thomas J. Shara, President and Chief Executive Officer

E-mail:        tshara@lakelandbank.com

With a copy (which shall not constitute notice) to:

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, NJ 07438

Attention:    Timothy J. Matteson, Executive Vice President, Chief Administrative Officer and General Counsel

E-mail:         tmatteson@lakelandbank.com

and

Luse Gorman, PC

5335 Wisconsin Avenue, NW

Suite 780

Washington, DC 20015

Attention:	John J. Gorman
Marc P. Levy
E-mail:	jgorman@luselaw.com
mlevy@luselaw.com

If to the Company:

1st Constitution Bancorp

2650 Route 130

Cranbury, New Jersey 08512

Attention:	Robert F. Mangano
Frank Lawatsch
E-mail:	rfm@1stconstitution.com
felawatschjr@1stconstitution.com

With a copy (which shall not constitute notice) to:

Day Pitney LLP

One Jefferson Road Parsippany, NJ 07054

Attention:	Scott W. Goodman
E-mail:	sgoodman@daypitney.com

Section 9.06    Confidentiality. Each of the Parties hereby acknowledges that Buyer and the Company have previously entered into a Confidentiality Agreement, dated as of March 14, 2021 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms. Each of Buyer, the Company and their respective Representatives will hold and treat all documents and information concerning the other Party furnished or made available to it in connection with the transactions contemplated hereby in accordance with the Confidentiality Agreement. By executing this Agreement, the Company and Buyer acknowledge and agree to continue to be bound by the terms and conditions of the Confidentiality Agreement.

Section 9.07    Entire Understanding; No Third Party Beneficiaries. This Agreement, together with the Exhibits, the Disclosure Schedules and the Confidentiality Agreement, represents the entire understanding of the Parties with reference to the transactions contemplated by this Agreement, and this Agreement supersedes any and all other oral or written agreements previously made. Except for the Indemnified Parties’ rights under Section 5.10, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, Buyer and the Company agree that their respective representations, warranties, and covenants are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any Company Employee or other Person who might be affected by Section 5.11), other than the Parties, any rights or remedies, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in the representations and warranties are subject to waiver by the Parties in accordance with Section 9.02 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.08    Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the Parties shall use their reasonable efforts to substitute a valid, legal, and enforceable provision which, insofar as practical, implements the purposes and intentions of this Agreement.

Section 9.09    Enforcement of the Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court in the State of New Jersey having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and that the Party seeking an injunction shall not be required to post any bond. Each Party to this Agreement (a) irrevocably and unconditionally consents to and submits itself to the exclusive jurisdiction of the courts of the State of New Jersey and the Federal courts of the United States of America located in the State of New Jersey (the “New Jersey Courts”) in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such New Jersey Courts, and (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the New Jersey Courts. Each Party to this Agreement waives any defense or inconvenient forum to the maintenance of any action or proceeding so brought in the New Jersey Courts and waives any bond, surety or other security that might be required of any other Party in the New Jersey Courts with respect to such action or proceeding. To the full extent permitted by applicable Law, any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 9.05. Nothing in this Section 9.09, however, shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law. EACH OF BUYER ANDTHE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 9.10    Interpretation.

(a)    The headings and captions contained in this Agreement and in any table of contents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b)    Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)    The words “hereof,” “herein” and “herewith” and words of similar import shall, unless expressly otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit, appendix and schedule references are to the articles, sections, paragraphs, exhibits, appendices and schedules of this Agreement unless expressly otherwise specified.

(d)    When a reference is made in this Agreement to sections, exhibits, or schedules, the reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise expressly indicated.

(e)    The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(f)    A reference to any Party to this Agreement or any other agreement or document shall include such Party’s successors and permitted assigns.

(g)    A reference to any legislation or to any provision of any legislation shall include any amendment thereto, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(h)    The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

(i)    All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

(j)    The words “made available” and “previously made available” mean any document or other information that was included in the virtual data room of a Party prior to the date hereof or filed by a Party with the SEC and publicly available on EDGAR prior to the date hereof.

(k)    The terms of this Section 9.10 shall apply to the Company Disclosure Schedule and the Buyer Disclosure Schedule delivered herewith and to each document included in the exhibits annexed hereto unless expressly otherwise stated therein.

Section 9.11    Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other Party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 9.12    Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, may be executed by means of a facsimile machine, by e-mail delivery of a “.pdf” format data file or via DocuSign or other means of electronic transmission and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. Signatures delivered by facsimile machine, e-mail delivery of a “.pdf” format data file or via DocuSign or other means of electronic transmission shall have the same effect as originals. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine, e-mail delivery of a “.pdf” format data file or DocuSign or other means of electronic transmission to deliver a signature to this Agreement and any signed agreement or instrument entered into in connection with this Agreement or any amendment or waivers hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine, e-mail delivery of a “.pdf” format data file or DocuSign or other means of electronic transmission as a defense to the formation of a contract and each Party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement in counterparts by their duly authorized officers, all as of the date first above written.

LAKELAND BANCORP, INC.

By:	/s/ Thomas J. Shara
Name:	Thomas J. Shara
Title:	President and Chief Executive Officer

1ST CONSTITUTION BANCORP

By:	/s/ Robert F. Mangano
Name:	Robert F. Mangano
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is dated as of July 11, 2021, by and between Lakeland Bancorp, Inc., a New Jersey corporation and registered bank holding company (“Buyer”), and the shareholder of 1st Constitution Bancorp, a New Jersey corporation and registered bank holding company (the “Company”), executing this Agreement on the signature page hereto (the “Shareholder”).

RECITALS

A. Concurrently with the execution of this Agreement, Buyer and the Company have entered into an Agreement and Plan of Merger (the “Merger Agreement”) that provides, among other things, for the merger (the “Merger”) of the Company with and into Buyer upon the terms and subject to the conditions set forth therein.

B. As of the date hereof, the Shareholder is the Beneficial Owner (as defined below) of that number of shares of Company Common Stock (including, for purposes of this Agreement, all shares or other voting securities into which any shares of Company Common Stock may be reclassified, sub-divided, consolidated or converted and any rights and benefits arising therefrom (including any dividends or distributions of securities that may be declared in respect of such shares of Company Common Stock), the “Company Shares”) set forth below the Shareholder’s name on the signature page hereto.

C. As a condition to Buyer’s willingness to enter into and perform its obligations under the Merger Agreement, the Shareholder has agreed to enter into this Agreement.

NOW THEREFORE, the parties hereto agree as follows:

I. CERTAIN DEFINITIONS

1.1. Capitalized Terms. Capitalized terms used in this Agreement and not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

1.2. Other Definitions. For the purposes of this Agreement:

“Beneficial Owner” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended).

“Jointly Owned Shares” means the Company Shares Beneficially Owned by the Shareholder as of the applicable record date (including any Company Shares that the Shareholder may acquire after the date hereof) for which the Shareholder has joint or shared voting power with such Shareholder’s spouse.

“Owned Shares” means the Company Shares Beneficially Owned by the Shareholder as of the applicable record date (including any Company Shares that the Shareholder may acquire after the date hereof) for which the Shareholder has sole voting power.

1

“Transfer” means, with respect to a security, the sale, grant, assignment, transfer, pledge, hypothecation, encumbrance, constructive sale, or other disposition of such security or the Beneficial Ownership thereof (including by operation of law), or the entry into of any contract, agreement or other obligation to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting, investment or dispositive power of such security.

II. SUPPORT OBLIGATIONS OF THE SHAREHOLDER

2.1. Agreement to Vote. The Shareholder irrevocably and unconditionally agrees that from and after the date hereof, at any meeting (whether annual or special, and at each adjourned or postponed meeting) of shareholders of the Company called to vote for approval of the Merger, however called, or in connection with any written consent of the Company’s shareholders relating to the Merger, the Shareholder will (x) appear at each such meeting, cause all of the Shareholder’s Owned Shares, and use the Shareholder’s reasonable best efforts to cause all of the Shareholder’s Jointly Owned Shares, to be counted as present thereat for purposes of calculating a quorum, and respond to each request by the Company for written consent, if any, (y) vote (or consent) or cause to be voted (or validly execute and return and cause a consent to be granted with respect to) all of the Owned Shares and use the Shareholder’s reasonable best efforts to cause to be voted (or validly execute and return and use the Shareholder’s reasonable best efforts to cause a consent to be granted with respect to) all of the Jointly Owned Shares, in each case, in favor of the adoption of the Merger Agreement and the Merger and, if it shall be necessary for any such meeting to be adjourned or postponed due to a lack of a quorum, in favor of such adjournment or postponement and (z) vote (or consent) or cause to be voted (or validly execute and return and cause a consent to be granted with respect to) all of the Owned Shares and use the Shareholder’s reasonable best efforts to cause to be voted (or validly execute and return and use the Shareholder’s reasonable best efforts to cause a consent to be granted with respect to) all of the Jointly Owned Shares, in each case, against any action, agreement, transaction or proposal that (A) is made in opposition to, or in competition or inconsistent with, the Merger or the Merger Agreement, (B) relates to an Acquisition Proposal or Superior Proposal or (C) could otherwise prevent, impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

2.2. Restrictions on Transfer. Except as otherwise consented to in writing by Buyer, the Shareholder agrees from and after the date hereof not to tender, or cause to be tendered, into any tender or exchange offer or otherwise directly or indirectly Transfer, or cause to be Transferred, any Owned Shares or Jointly Owned Shares (or any rights, options or warrants to acquire any Company Shares), except for (i) transfers to charities, charitable trusts, or other charitable organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (ii) transfers on death by will or pursuant to the laws of descent and transfers by operation of law, to the spouse or legal partner of the Shareholder, pursuant to any final order or decree of divorce or support order issued by a court of competent jurisdiction, or in connection with a bankruptcy, or (iii) to a trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee of any transfer permitted pursuant to this Section 2.2 agrees in writing to be bound by the terms of this Agreement and the Buyer is provided at least two (2) days prior written notice of transfer (which notice shall include the written consent of the Transferee agreeing to be bound by the terms of this Agreement). If so requested by Buyer, the Shareholder agrees that the certificates representing Owned Shares and Jointly Owned Shares shall bear a legend stating that they are subject to this Agreement. Any Transfer in violation of this provision shall be void.

2

2.3    Acquisition Proposal. The Shareholder agrees that it will comply with Section 5.09 of the Merger Agreement, which Section is incorporated by reference herein. The foregoing shall not restrict or limit the ability of any Person who is a director of the Company from exercising the Shareholder’s fiduciary duties or to take any action in his or her capacity as a director of the Company.

2.4    Waiver of Right to Join any Shareholder Suit. The Shareholder agrees that from and after the date hereof, the Shareholder will not, and will use the Shareholder’s reasonable best efforts to not permit any of the Shareholder’s family members or any entity in which such Shareholder or family member has a controlling interest, and the legal representatives, heirs, successors and assigns of the Shareholder, any family member of such Shareholder and any entity in which such Shareholder or family member has a controlling interest, from commencing, joining as a plaintiff, participating as a member of any purported or actual class, or otherwise assisting, facilitating or encouraging, any legal proceeding which seeks to prohibit or restrain, or which, if successful, would have the effect of preventing or restraining, or otherwise having an impact on the consideration to be received with respect to, the Merger or the Bank Merger. The Shareholder hereby irrevocably waives any right it may have to take any action or to otherwise receive any proposed benefits or consideration as described in the preceding sentence with respect to any such legal proceeding. For purposes of this paragraph, the term “family members” means a Shareholder’s spouse, child (by birth or adoption), spouse’s child, daughter-in-law, son-in-law, brother, sister, mother, father, grandparents, grandchild, step-brother, step-sister, step-parents, parents-in-law, brother-in-law, sister-in-law, aunt, uncle, niece or nephew.

III. GENERAL

3.1. Governing Law. This Agreement and any controversies arising with respect hereto shall be construed in accordance with and governed by the laws of the State of New Jersey (without regard to principles of conflict of laws that would apply the law of another jurisdiction).

3.2. Amendments. This Agreement may not be amended except by written agreement signed by Buyer and by the Shareholder.

3.3. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties to this Agreement with respect to the subject matter of this Agreement.

3.4. Counterparts; Execution. This Agreement may be executed in any number of counterparts, all of which are one and the same agreement and each of which shall be deemed an original. This Agreement may be executed and accepted by portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.

3.5. Effectiveness and Termination. This Agreement shall become effective when Buyer has received the counterparts signed by the Shareholder and itself. This Agreement shall terminate on the earlier of (i) the receipt of the Requisite Company Shareholder Approval at the Company Meeting (including any adjournment or postponement thereof) and (ii) the date on which the Merger Agreement is terminated in accordance with its terms. Upon such termination, except for any rights any party may have in respect of any breach by any other party of its obligations hereunder, neither party hereto shall have any further obligation or liability hereunder.

3

3.6 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.6.

(Signature pages follow)

4

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

LAKELAND BANCORP, INC.

By:
Name: Thomas J. Shara
Title: President and Chief Executive Officer

(Shareholder signature page follows)

[Buyer Signature Page to Voting Agreement]

SHAREHOLDER

Shareholder:

Signature:

Title, if applicable:

Owned Company Shares:

Jointly Owned Company Shares:

Notice Address:

[Shareholder Signature Page to Voting Agreement]

EXHIBIT B

FORM OF

MERGER AGREEMENT BETWEEN

1ST CONSTITUTION BANK

AND

LAKELAND BANK

UNDER THE CHARTER OF LAKELAND BANK,

UNDER THE TITLE OF LAKELAND BANK

THIS MERGER AGREEMENT (this “Agreement”) is made between Lakeland Bank, a state-chartered commercial bank organized under the laws of the State of New Jersey, and 1st Constitution Bank, a state-chartered commercial bank organized under the laws of the State of New Jersey, each acting pursuant to a resolution duly adopted by its board of directors authorizing this Agreement, pursuant to the authority given by and in accordance with the provisions of Section 134 of the New Jersey Banking Act of 1948, as amended (N.J.S. 17:9A-134).

R E C I T A L S :

1. Lakeland Bancorp, Inc., a New Jersey corporation (“Buyer”) and 1st Constitution Bancorp, a New Jersey corporation (“Company”) have executed and delivered the Agreement and Plan of Merger, dated as of July 11, 2021 (the “Merger Agreement”), pursuant to which: (i) Company will merge with and into Buyer, with Buyer as the surviving entity (the “Holding Company Merger”) and (ii) 1st Constitution Bank, a New Jersey-chartered commercial bank and a wholly owned subsidiary of the Company will merge with and into Lakeland Bank, a New Jersey-chartered commercial bank and a wholly owned subsidiary of Buyer, with Lakeland Bank as the surviving entity.

2. Immediately prior to the transactions contemplated by this Agreement, Company shall have merged with and into Buyer, with Buyer as the resulting entity.

3. The boards of directors of 1st Constitution Bank and Lakeland Bank have approved this Agreement and authorized the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein, the parties hereto have agreed as follows:

W I T N E S S E T H :

Section 1. The name of the merging bank is 1st Constitution Bank, a state-chartered commercial bank organized under the laws of the State of New Jersey (“1st Constitution Bank”), with its principal office being located at 2650 Route 130, Cranbury, New Jersey, in the State of New Jersey, having branch offices at the locations set forth on Schedule I hereto.

Section 2. The name of the receiving bank is Lakeland Bank, a state-chartered commercial bank organized under the laws of the State of New Jersey (“Lakeland Bank”), with its principal office being located at 2717 Route 23 South, Newfoundland, in the State of New Jersey, having branch offices at the locations set forth on Schedule II hereto.

Section 3. 1st Constitution Bank shall be merged into Lakeland Bank under the charter of Lakeland Bank. After the merger is effected, the name of the receiving bank (the “Receiving Bank”) shall be Lakeland Bank.

Section 4. The persons named in Schedule III shall serve as the board of directors of the Receiving Bank at the Effective Time (as hereinafter defined):

Section 5. The persons named in Schedule IV shall serve as the officers of the Receiving Bank at the Effective Time (as hereinafter defined), in the respective capacities set forth opposite their respective names.

Section 6. The business of the Receiving Bank shall be that of a New Jersey-chartered commercial bank. At the Effective Time (as hereinafter defined), the principal office of the Receiving Bank shall be maintained at 2717 Route 23 South, Newfoundland, New Jersey.

Section 7. The branch offices at the locations set forth on each of Schedule I and Schedule II hereto shall be continued as branch offices of the Receiving Bank.

Section 8. The merger will become effective at the time (the “Effective Time”) this Agreement, with certifications attached certifying requisite shareholder approval as to each bank, is filed with the Department of Banking and Insurance of New Jersey. At the Effective Time, the certificate of incorporation of the Receiving Bank shall read in its entirety as set forth in Schedule V annexed hereto.

Section 9. At the Effective Time, the amount of capital stock of the Receiving Bank shall be $[                        ], divided into [                ] shares of common stock, each of $7.50 par value, and at the Effective Time the Receiving Bank shall have a surplus of $[•]. Such amounts are sufficient to satisfy the requirements of N.J.S. 17:9A-135.

Section 10. In the merger, the number of outstanding shares of Lakeland Bank shall remain outstanding and shall be deemed shares of the Receiving Bank, and the outstanding shares of 1st Constitution Bank shall be cancelled.

Section 11. All assets of each of the merging banks, as they exist at the Effective Time, shall pass to and vest in the Receiving Bank without any conveyance or other transfer. The Receiving Bank shall be responsible for all of the liabilities of every kind and description of each of the merging banks existing as of the Effective Time.

Section 12. This Agreement may be executed in any number of counterparts, and each counterpart shall constitute an original instrument, but all such separate counterparts shall constitute only one and the same instrument.

Section 13. Except as governed by federal law, the validity, construction and enforceability of this Agreement shall be governed in all respects by the laws of the State of New Jersey without regard to its conflicts of laws or rules.

Section 14. 1st Constitution Bank and Lakeland Bank agree that the merger shall not occur under this Agreement until after the effective time of the Holding Company Merger.

[Signature page follows.]

WITNESS, the signatures and seals of the merging banks effective as of the          day of                     , 2021, each set by its chairman, president or a vice president and attested to by its cashier or secretary, pursuant to a resolution of its board of directors, acting by a majority.

ATTEST:	LAKELAND BANK

By:
Timothy J. Matteson, Corporate Secretary		Thomas J. Shara, President and CEO

ATTEST:	1ST CONSTITUTION BANK

By:
William M. Rue, Corporate Secretary		Robert F. Mangano, President and CEO

STATE OF NEW JERSEY	)
: ss.
COUNTY OF PASSAIC	)

On this          day of                     , 2021, before me, a Notary Public for this state and county, personally came Thomas J. Shara, as President and CEO, and Timothy J. Matteson, as Corporate Secretary of Lakeland Bank, and each in his capacity acknowledged this instrument to be the act and deed of the bank and the seal affixed to it to be its seal.

WITNESS my official seal and signature this day and year.

(Seal of Notary)

STATE OF NEW JERSEY	)
:ss.
COUNTY OF	)

On this          day of                     , 2021, before me, a Notary Public for this state and county, personally came Robert F. Mangano, as President and CEO, and William M. Rue, as Corporate Secretary of 1st Constitution Bank, and each in his/her capacity acknowledged this instrument to be the act and deed of the bank and the seal affixed to it to be its seal.

WITNESS my official seal and signature this day and year.

(Seal of Notary)

Exhibit 99.1

Lakeland Bancorp, Inc.

Acquisition of
1st Constitution Bancorp
(NASDAQ: FCCY)

INVESTOR PRESENTATION

INVESTOR PRESENTATION Acquisition of 1st Constitution Bancorp (NASDAQ: FCCY) Exhibit 99.1

Forward Looking Statements 0, 140, 153 75, 145, 170 0, 136, 168 220, 230, 240 255, 255, 150 166, 166, 166 33, 100, 181 192, 80, 77 Font: Arial Font Color: 89, 89, 89 Page This presentation contains forward-looking statements with respect to Lakeland Bancorp, Inc. (“Lakeland Bancorp”) and 1st Constitution Bancorp (“1st Constitution Bancorp”) that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “anticipates”, “projects”, “intends”, “estimates”, “expects”, “believes”, “plans”, “may”, “will”, “should”, “could” and other similar expressions are intended to identify such forward looking statements. These forward-looking statements are necessarily speculative and speak only as of the date made, and are subject to numerous assumptions, risks and uncertainties, all of which may change over time. Actual results could differ materially from such forward-looking statements. The following factors, among others, could cause actual results to differ materially and adversely from such forward-looking statements: failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company); failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all or other delays in completing the transaction; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations, and financial condition of Lakeland Bancorp or 1st Constitution Bancorp; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Lakeland Bancorp or 1st Constitution Bancorp; failure to realize anticipated efficiencies and synergies if the merger is consummated; material adverse changes in Lakeland Bancorp’s or 1st Constitution Bancorp’s operations or earnings; decline in the economy in Lakeland Bancorp’s and 1st Constitution Bancorp’s primary market areas; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the dilution caused by Lakeland Bancorp’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Lakeland Bancorp or 1st Constitution Bancorp. Additional factors that could cause results to differ materially from those described above can be found in Lakeland Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent Securities and Exchange Commission (“Commission”) filings, each of which is on file with the Commission and available in the “Investors Relations” section of Lakeland Bancorp’s website, www.lakelandbank.com, under the heading “Documents” and in other documents Lakeland Bancorp files with the Commission, and in 1st Constitution Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent Commission filings, each of which is on file with and available in the “Investor Relations” section of 1st Constitution Bancorp’s website, www.1stconstitution.com, under the heading “SEC Filings” and in other documents 1st Constitution Bancorp files with the Commission. Neither Lakeland Bancorp nor 1st Constitution Bancorp assumes any obligation for updating any such forward-looking statements at any time.

Additional Information 0, 140, 153 75, 145, 170 0, 136, 168 220, 230, 240 255, 255, 150 166, 166, 166 33, 100, 181 192, 80, 77 Font: Arial Font Color: 89, 89, 89 Page Additional Information and Where to Find It   This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Lakeland Bancorp intends to file with the Commission a registration statement that will include a joint proxy statement of Lakeland Bancorp and 1st Constitution Bancorp that also constitutes a prospectus of Lakeland Bancorp. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Lakeland Bancorp and 1st Constitution Bancorp with the Commission at the Commission’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Lakeland Bancorp’s website at www.lakelandbank.com or by directing a request to Investor Relations, Lakeland Bancorp, Inc., 250 Oak Ridge Road, Oak Ridge, New Jersey 07438 (973-697-2000). 1st Constitution Bancorp’s documents may be accessed and downloaded for free at 1st Constitution Bancorp’s website at www.1stconstitution.com or by directing a request to Investor Relations, 1st Constitution Bancorp, 2650 Route 130 P.O. Box 634 Cranbury New Jersey 08512 (609-655-4500).   Participants in the Solicitation   Lakeland Bancorp, 1st Constitution Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from 1st Constitution Bancorp’s and Lakeland Bancorp’s shareholders in respect of the proposed transaction. Information regarding the directors and executive officers of Lakeland Bancorp may be found in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the Commission on April 9, 2021 and can be obtained free of charge from Lakeland Bancorp’s website. Information regarding the directors and executive officers of 1st Constitution Bancorp may be found in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the Commission on April 22, 2021 and can be obtained free of charge from 1st Constitution Bancorp’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.

Transaction Rationale Strategic Rationale Compelling transaction economics that are accretive to EPS and performance metrics of LBAI Identified opportunities to leverage business lines at FCCY: Mortgage Warehouse & Mortgage Banking Meaningful expansion into the attractive growth markets of Central New Jersey Market entry into Mercer, Monmouth & Middlesex Counties Enhanced positioning in Bergen, Ocean and Somerset Counties Positions LBAI to cross $10 Billion asset size efficiently Solidifies LBAI scarcity value as 5th largest independent bank headquartered in NJ Compelling Economics Financially attractive transaction with conservative and achievable assumptions Immediate and significant earnings accretion: 10.1% EPS accretion in 2022(1) Tangible book value dilution of 3.9% at closing Earnback period of 3.3 years based on crossover method Internal rate of return over 20% Preserves capital ratios for future growth, dividends, share buybacks and opportunistic acquisitions Low Execution Risk High degree of familiarity with FCCY business model and management team Experienced acquirer with extensive track record of M&A Conservative assumptions supported by extensive due diligence process Reviewed 65% of loan portfolio, including 100% for mortgage warehouse loans Same IT vendor provides seamless integration of banking functions 0, 140, 153 75, 145, 170 0, 136, 168 220, 230, 240 255, 255, 150 166, 166, 166 33, 100, 181 192, 80, 77 Font: Arial Font Color: 89, 89, 89 Page Assumes 100% phase-in of cost savings

Overview of 1st Constitution Bancorp

Company Profile

Headquarters	**Cranbury, NJ**
Established [(1)]	**1989**
Ticker	**FCCY (NASDAQ)**

Balance Sheet ($000)	
Total Assets	1,806,231
Total Loans	1,310,667
Total Deposits	1,561,219
Total Equity	191,263
Loans / Deposits (%)	82.9

Profitability ($000)	
Net Income	4,929
ROAA (%)	1.08
ROAE (%)	10.4
Net Interest Margin (%)	3.67
Efficiency Ratio (%)	56.2

Capitalization	
TCE / TA (%)	8.7
Leverage Ratio (%)	9.6
Tier 1 Capital Ratio (%)	12.2
Total Capital Ratio (%)	13.4

Asset Quality	
NPAs / Loans + OREO (%)	1.6
NCOs / Average Loans (%)	(0.0)

1st Constitution Branch Network

Stroudsburg
Newton
White Plains
Stamford
Long Island Sound
Yonkers
Mount Bethel
Paterson
Lehighton
Morristown
Newark
New York
Coram
Riverhead
Brentwood
Shirley
West Babylon
Jersey City
Brooklyn
Easton
Somerville
Allentown
New Brunswick
Trenton
Norristown
Bensalem
Philadelphia
Camden
West Chester
Toms River
Barnegat Beach
Wilmington
Glassboro
FCCY Branches (25)

Company Overview

Page 5

Lakeland Bancorp, Inc.

1st Constitution Branch Network Overview of 1st Constitution Bancorp Company Profile Company Overview Source: S&P Global Market Intelligence; Company documents; Financial data as of 3/31/21 1st Constitution Bank was founded in 1989; 1st Constitution Bancorp was founded in 1999 Founded in 1989, 1st Constitution Bank provides commercial and retail banking products and services throughout the central, coastal and northeastern areas of New Jersey (1) Strong management team with extensive in-market experience (senior leaders each with over 25 years of experience) Attractive market demographics in higher growth counties of Middlesex, Mercer, Monmouth, Ocean and Bergen FCCY Branches (25) 0, 140, 153 75, 145, 170 0, 136, 168 220, 230, 240 255, 255, 150 166, 166, 166 33, 100, 181 192, 80, 77 Font: Arial Font Color: 89, 89, 89 Page (1)

Pro Forma Franchise Overview

Pro Forma Highlights (1)

Total Assets	~$9.6bn
Total Loans	~$7.4bn
Total Deposits	~$8.2bn
Tang. Common Equity	~$763mm

New Jersey Deposit Market Share (2)

Rank	Institution (ST)	Branches	Deposits in Market ($mm)	Market Share (%)
1	Valley National Bancorp (NJ)	132	20,023	5.0
2	Investors Bancorp Inc (NJ)	107	17,297	4.3
3	Provident Financial Services (NJ)	94	9,038	2.2
4	OceanFirst Financial Corp. (NJ)	61	8,174	2.0
	Pro Forma	72	7,408	1.8

Pro Forma Franchise Footprint (3)

LBAI Branches (48)
FCCY Branches (25)
Poughkeepsie
Newburgh
Middletown
Carmel Hamlet
Danbury
Waterbur
Bridgeport
Stamford
New City
White Plains
Yonkers
Stroudsburg
Mount Bethel
Newark
Jersey City
New York
Brooklyn
Brentwood
West Babylon
Coram
Easton
Allentown
Somerville
New Brunswick
East Windsor
Trenton
Bensalem
Norristown
Philadelphia
Camden
Toms River
Barnegat Beach
Glassboro
Salem
Vineland
Bridgeton
Mystic Islands

(1) Does not include purchase accounting adjustments

Page 6

Pro Forma Franchise Overview 0, 140, 153 75, 145, 170 0, 136, 168 220, 230, 240 255, 255, 150 166, 166, 166 33, 100, 181 192, 80, 77 Font: Arial Font Color: 89, 89, 89 Page Pro Forma Franchise Footprint (3) Pro Forma Highlights (1) LBAI Branches (48) FCCY Branches (25) Source: S&P Global Market Intelligence; Company documents; Financial data as of 3/31/21 Does not include purchase accounting adjustments New Jersey deposit market share data as of 6/30/20 per most recent available FDIC data and shown pro forma for pending and recently completed acquisitions Branch locations per most recent available FDIC data as of 6/30/20 ~$763mm ~$8.2bn ~$7.4bn ~$9.6bn Total Assets Total Loans Total Deposits Tang. Common Equity New Jersey Deposit Market Share (2) #5 New Jersey market share among institutions headquartered in New Jersey

Pro Forma Loan & Deposit Composition

	LBAI	FCCY	Pro Forma(1)

Loan Composition

LBAI

$6.1bn
Total Loans
Multifamily 14%
C&I 12%
Consumer & Other 7%
C&D 5%
Residential R.E. 6%
CRE 56%

Yield on Loans: 3.91%
CRE (2) / TRBC Ratio: 466%

FCCY

$1.3bn
Total Loans
C&I 31%
Consumer & Other 2%
C&D 11%
Residential R.E. 10%
CRE 39%
Multifamily 7%

Yield on Loans: 4.83%
CRE (2) / TRBC Ratio: 276%

Pro Forma

$7.4bn
Total Loans
Multifamily 13%
C&I 15%
Consumer & Other 6%
C&D 6%
Residential R.E. 7%
CRE 53%

Yield on Loans: 4.07%
CRE (2) / TRBC Ratio: 428%

Deposit Composition

LBAI

$6.6bn
Total Deposits
Savings & NOW Accounts 61%
Retail Time Deposits 12%
Jumbo Time Deposits 2%
Demand Deposits 25%

Cost of Deposits: 0.31%

FCCY

$1.6bn
Total Deposits
Savings & NOW Accounts 53%
Retail Time Deposits 15%
Jumbo Time Deposits 2%
Demand Deposits 30%

Cost of Deposits: 0.40%

Pro Forma

$8.2bn
Total Deposits
Savings & NOW Accounts 59%
Retail Time Deposits 5%
Jumbo Time Deposits 10%
Demand Deposits 26%

Cost of Deposits: 0.33%

Page 7
Lakeland Bancorp, Inc.

Pro Forma Loan & Deposit Composition 0, 140, 153 75, 145, 170 0, 136, 168 220, 230, 240 255, 255, 150 166, 166, 166 33, 100, 181 192, 80, 77 Font: Arial Font Color: 89, 89, 89 Page Source: S&P Global Market Intelligence; LBAI and FCCY loan and deposit composition data, yield on loans and cost of deposits per GAAP filings and company documents as of 3/31/21 Note: Jumbo time deposits defined as time deposits > $250,000 Pro forma data does not include purchase accounting adjustments Represents Lakeland Bank and 1st Constitution Bank CRE to total risk based capital ratios, as of 3/31/21, per regulatory guidelines Loan Composition Deposit Composition LBAI $6.1bn Total Loans $6.6bn Total Deposits Yield on Loans: 3.91% CRE (2) / TRBC Ratio: 466% Cost of Deposits: 0.31% FCCY $1.3bn Total Loans $1.6bn Total Deposits Yield on Loans: 4.83% CRE (2) / TRBC Ratio: 276% Cost of Deposits: 0.40% Pro Forma $7.4bn Total Loans $8.2bn Total Deposits Yield on Loans: 4.07% CRE (2) / TRBC Ratio: 428% Cost of Deposits: 0.33% (1)

Peer-Leading 2022E Financial Performance

Return on Average Assets

1.21%
0.99%
Pro Forma

Return on Tangible Equity

13.7%
11.8%
Pro Forma

Efficiency Ratio

48.9%
53.7%
Pro Forma

Page 8

Lakeland Bancorp, Inc.

Peer-Leading 2022E Financial Performance 0, 140, 153 75, 145, 170 0, 136, 168 220, 230, 240 255, 255, 150 166, 166, 166 33, 100, 181 192, 80, 77 Font: Arial Font Color: 89, 89, 89 Page Source: FactSet; Data as of 7/9/21 Note: Peers include 22 select major exchange-traded banks headquartered in NJ, NY and PA with total assets between $3bn and $15bn; LBAI standalone and peer profitability metrics based on publicly available 2022 consensus estimates Note: LBAI pro forma 2022E projections assume 100% fully-phased in cost savings Pro Forma Return on Average Assets Pro Forma Return on Tangible Equity Pro Forma Efficiency Ratio

Transaction Overview Consideration / Structure Transaction value(1): $244 million or $23.53 per FCCY share Consideration mix: 100% stock Exchange ratio: 1.3577x Closing / Other Board Representation: LBAI will appoint Robert Mangano to its Board of Directors Required Approvals: Customary regulatory approvals and approvals of both LBAI and FCCY shareholders Due Diligence: Comprehensive loan and business due diligence completed Pricing Multiples Price / TBVPS: Price / ’20A EPS: Price / ’21E EPS: Price / ’22E EPS (without / with Cost Savings): Core deposit premium: 1.57x 13.4x 14.2x 12.6x / 7.6x 6.6% Transaction Assumptions Transaction related expenses: Estimated cost savings: Loan credit mark: Anticipated closing: $18 million pre-tax 44% of FCCY’s noninterest expense base 1.62% Late 2021Q4 or early 2022Q1 0, 140, 153 75, 145, 170 0, 136, 168 220, 230, 240 255, 255, 150 166, 166, 166 33, 100, 181 192, 80, 77 Font: Arial Font Color: 89, 89, 89 Page Reflects 1.3577x exchange ratio based on LBAI’s closing stock price of $17.33 as of the market close 7/9/21, FCCY’s common share count of 10,284,284 (inclusive of unvested RSAs) plus 30,984 unvested restricted stock units, and 148,520 options with a weighted average strike price of $12.19 to be cashed-out at close

Detailed Merger Assumptions 0, 140, 153 75, 145, 170 0, 136, 168 220, 230, 240 255, 255, 150 166, 166, 166 33, 100, 181 192, 80, 77 Font: Arial Font Color: 89, 89, 89 Page Projections based on LBAI consensus estimates and FCCY management forecast Earnings Estimates Cost Savings Core Deposit Intangible Loan Mark & CECL Assumption Other FMV Adjustments Merger Expenses Other Cost savings: 44% of FCCY’s noninterest expense base, or $18.2 million pre-tax, fully phased-in in 2022 0.50% of FCCY’s non-time deposits amortized sum-of-the-years digits over 10 years Gross credit mark: $20.9 million Loan Non-PCD Credit Mark: $15.7 million, accreted back into income over life of loans; and Loan PCD Credit Mark: $5.2 million Non-PCD CECL Reserve of $15.7 million established day 2 through provision expense (reflects the “double count” of the non-PCD credit mark) $16.3 million pre-tax interest rate mark-up on loan portfolio $3.8 million pre-tax interest rate mark-up on securities portfolio $1.1 million pre-tax interest rate mark-up on deposit portfolio $2.0 million write-down of Trust Preferred Securities $18 million in pre-tax one-time expenses Fully reflected in pro forma tangible book value per share at closing Anticipated closing in late 2021Q4 or early 2022Q1 Comprehensive financial, legal, regulatory and operational due diligence conducted

Transaction Highlights 0, 140, 153 75, 145, 170 0, 136, 168 220, 230, 240 255, 255, 150 166, 166, 166 33, 100, 181 192, 80, 77 Font: Arial Font Color: 89, 89, 89 Page P Strong financial impacts, including substantial earnings accretion P Strengthens LBAI’s strategic position in New Jersey as one of the state’s largest independent community banks P Enhances presence in attractive central New Jersey markets P Low execution risk P Preserves strategic optionality and capital flexibility

Lakeland Bancorp, Inc.

250 Oak Ridge Road | Oak Ridge, NJ 07438 | t: 973-697-2000 | LakelandBank.com | Stock symbol: LBAI

Exhibit 99.2

Lakeland Bancorp, Inc. to Acquire 1st Constitution Bancorp

OAK RIDGE, N.J. and CRANBURY, N.J., July 12, 2021 — The Boards of Directors of Lakeland Bancorp, Inc. (“Lakeland”) (NASDAQ: LBAI), the parent company of Lakeland Bank, and 1st Constitution Bancorp (“1st Constitution”) (NASDAQ: FCCY), the parent company of 1st Constitution Bank, announced today that they have entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), under which Lakeland will acquire 1st Constitution.

The combined organization will have approximately $9.6 billion in assets and will rank as the 5th largest bank headquartered in New Jersey. The merger brings together two high-performing companies with complementary geographies and business lines.

Lakeland will acquire all of the outstanding shares of 1st Constitution in exchange for common shares of Lakeland and will cash out outstanding 1st Constitution options. The exchange ratio will be fixed at 1.3577 Lakeland shares for each 1st Constitution share, resulting in an aggregate transaction value of approximately $244.4 million, or $23.53 per share, which represents a 14% premium over the closing sale price per share of 1st Constitution common stock on July 9, 2021.

Thomas J. Shara, President and Chief Executive Officer of Lakeland and Lakeland Bank, remarked: “We are delighted to be combining with 1st Constitution and expanding Lakeland’s presence into central New Jersey. This business combination provides attractive financial attributes to shareholders of both Lakeland and 1st Constitution. This merger is consistent with our recent initiatives to expand into desirable markets. We look forward to working with 1st Constitution in delivering a broad array of business and consumer products into our expanded marketplace.”

Robert F. Mangano, President and Chief Executive Officer of 1st Constitution, stated: “We are excited to be partnering with such a respected and well-managed institution. This merger will bring together two outstanding organizations with similar cultures as well as strong relationships in New Jersey.” In connection with the merger, it is anticipated that Mr. Mangano will be appointed to the Boards of Directors of Lakeland and Lakeland Bank.

The Merger Agreement has been unanimously approved by the Boards of Directors of both companies. The merger is expected to close in the fourth quarter of 2021 or early first quarter 2022, subject to satisfaction of customary closing conditions, including receipt of required regulatory approvals and approval by the shareholders of Lakeland and 1st Constitution. In the transaction, 1st Constitution will merge into Lakeland, and 1st Constitution Bank will merge into Lakeland Bank, with Lakeland and Lakeland Bank being the surviving entities.

Key Transaction Highlights:

•	Continues Lakeland’s opportunistic acquisition growth and positions the Company to efficiently cross the $10 billion asset threshold in the future

•	Provides Lakeland with entry into attractive new markets in Mercer, Middlesex and Monmouth counties and enhances our presence in Ocean and Bergen counties in New Jersey

•	1st Constitution residential mortgage business enhances non-interest income

•	Strong cultural fit that combines two organizations with like-minded commitments to customers, communities and stockholders

Key Financial Highlights:

•	Strong earnings accretion: Approximately 10% accretive to Lakeland’s earnings per share

•	Achievable cost savings assumption of 44% or approximately $18 million in 2022

•	Reasonable tangible book value dilution: Approximately 3.9% dilutive to tangible book value per share at closing

•	Tangible book value earnback period projected to be approximately 3.3 years using the crossover method

•	Compelling economics with anticipated internal rate of return over 20%

•	Pro forma combined company with total assets of $9.6 billion, total loans of $7.4 billion, and deposits of $8.2 billion

1st Constitution’s directors and executive officers, who beneficially own in the aggregate approximately 13.2% of 1st Constitution’s outstanding shares, have signed voting agreements pursuant to which they have agreed to vote their shares in favor of the holding company merger.

Keefe, Bruyette & Woods, A Stifel Company, served as financial advisor and Luse Gorman, PC served as legal counsel to Lakeland.

Raymond James served as financial advisor and Day Pitney LLP served as legal counsel to 1st Constitution.

Conference Call, Webcast and Investor Presentation

Lakeland and 1st Constitution will host a conference call and audio webcast at 10:00 a.m. ET on July 12, 2021 to review the proposed transaction. Lakeland President and Chief Executive Officer Thomas Shara and Chief Financial Officer Thomas Splaine will host the call with 1st Constitution President and Chief Executive Officer Robert Mangano. The conference call dial-in number is (866) 982-4138 and the international dial-in number is (873) 415-0277. Participants should ask to be joined into Conference ID 1564578 for the Lakeland Bancorp, Inc. (LBAI) call. Please dial in at least five minutes before the start of the call to register.

An investor presentation discussing the proposed transaction will be available for download on the “Investor Relations” link on Lakeland’s website https://www.lakelandbank.com

About Lakeland Bancorp, Inc.

Lakeland Bancorp, Inc, has an extensive branch network and commercial lending centers throughout New Jersey and in Highland Mills, New York, and offers business and retail banking products and services. Business services include commercial loans and lines of credit, commercial real estate loans, loans for healthcare services, asset-based lending, equipment financing, small business loans and lines and cash management services. Consumer services include online and mobile banking, home equity loans and lines, mortgage options and wealth management solutions. Lakeland is proud to be recognized as one of New Jersey’s Best-In State Banks by Forbes and Statista, rated a 5-Star Bank by Bauer Financial and named one of New Jersey’s 50 Fastest Growing Companies by NJBIZ. As of March 31st, 2021, Lakeland Bancorp had consolidated total assets, total loans, total deposits and total stockholders’ equity of $7.8 billion, $6.1 billion, $6.6 billion and $768.1 million, respectively.

About 1st Constitution Bancorp

1st Constitution Bancorp is a bank holding company headquartered and maintaining its main office in Cranbury, New Jersey with additional offices in Asbury Park, Fair Haven, Fort Lee, Freehold, Hamilton, Hightstown, Hillsborough, Hopewell, Jackson, Jamesburg, Lawrenceville, Little Silver, Long Branch, Manahawkin, Neptune City, Perth Amboy, Plainsboro, Princeton, Rocky Hill, Rumson, Shrewsbury and Toms River, New Jersey. Founded

in 1989, 1st Constitution provides deposit and loan banking services to corporations, individuals, partnerships and other community organizations throughout the central, coastal, and northeastern areas of New Jersey. As of March 31, 2021, 1st Constitution had consolidated total assets, total loans, total deposits and total stockholders’ equity of $1.8 billion, $1.3 billion, $1.6 billion and $191.3 million, respectively. 1st Constitution is proud to be recognized by Newsweek Magazine as the “Best Small Bank in New Jersey!”

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Lakeland Bancorp intends to file with the Commission a registration statement that will include a joint proxy statement of Lakeland Bancorp and 1st Constitution Bancorp that also constitutes a prospectus of Lakeland Bancorp. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Lakeland Bancorp and 1st Constitution Bancorp with the Commission at the Commission’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Lakeland Bancorp’s website at www.lakelandbank.com or by directing a request to Investor Relations, Lakeland Bancorp, Inc., 250 Oak Ridge Road, Oak Ridge, New Jersey 07438 (973-697-2000). 1st Constitution Bancorp’s documents may be accessed and downloaded for free at 1st Constitution Bancorp’s website at www.1stconstitution.com or by directing a request to Investor Relations, 1st Constitution Bancorp, 2650 Route 130 P.O. Box 634 Cranbury New Jersey 08512 (609-655-4500).

Participants in the Solicitation

Lakeland Bancorp, 1st Constitution Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from 1st Constitution Bancorp’s and Lakeland Bancorp’s shareholders in respect of the proposed transaction. Information regarding the directors and executive officers of Lakeland Bancorp may be found in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the Commission on April 9, 2021 and can be obtained free of charge from Lakeland Bancorp’s website. Information regarding the directors and executive officers of 1st Constitution Bancorp may be found in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the Commission on April 22, 2021 and can be obtained free of charge from 1st Constitution Bancorp’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.

Cautionary Statements Regarding Forward-Looking Information

This press release contains forward-looking statements with respect to the proposed mergers and the timing of consummation of the mergers that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “anticipates”, “projects”, “intends”, “estimates”, “expects”, “believes”, “plans”, “may”, “will”, “should”, “could” and other similar expressions are intended to identify such forward looking statements. These forward-looking statements are necessarily speculative and speak only as of the date made, and are subject to numerous assumptions, risks and uncertainties, all of which may change over time. Actual results could differ materially from such forward-looking statements. The following factors, among others, could cause actual results to differ materially and adversely from such forward-looking statements: failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company); failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all or other delays in completing the transaction; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations, and financial condition of Lakeland Bancorp or 1st Constitution Bancorp; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Lakeland

Bancorp or 1st Constitution Bancorp; failure to realize anticipated efficiencies and synergies if the Mergers are consummated; material adverse changes in Lakeland Bancorp’s or 1st Constitution Bancorp’s operations or earnings; decline in the economy in Lakeland Bancorp’s and 1st Constitution Bancorp’s primary market areas; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the dilution caused by Lakeland Bancorp’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Lakeland Bancorp or 1st Constitution Bancorp. Additional factors that could cause results to differ materially from those described above can be found in Lakeland Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent Commission filings, each of which is on file with the Commission and available in the “Investors Relations” section of Lakeland Bancorp’s website, www.lakelandbank.com, under the heading “Documents” and in other documents Lakeland Bancorp files with the Commission, and in 1st Constitution Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent Commission filings, each of which is on file with and available in the “Investor Relations” section of 1st Constitution Bancorp’s website, www.1stconstitution.com, under the heading “SEC Filings” and in other documents 1st Constitution Bancorp files with the Commission.

Neither Lakeland Bancorp nor 1st Constitution Bancorp assumes any obligation for updating any such forward-looking statements at any time.

Contact:

Lakeland Bancorp, Inc.:

Thomas J. Shara

President and CEO

Thomas F. Splaine

EVP & CFO

973-697-2000

1st Constitution Bancorp:

Robert F. Mangano

President and CEO

609-655-4500